EXHIBIT 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT
BY AND AMONG
S‑L SNACKS NATIONAL, LLC,
TAMMING FOODS LTD.,
SHEARER'S FOODS, LLC
AND
SHEARER'S FOODS CANADA, INC.

DATED AS OF MAY 6, 2014

i

Exhibits
Exhibit A – Guaranty
Exhibit B – Form of Assignment of Membership Interest
Exhibit C – Consents and Approvals
Exhibit D – Form of Deed
Exhibit E – Form of Assignment and Assumption of Lease Agreement
Exhibit F – Form of FIRPTA Certificate
Exhibit G – Rules of Engagement for Independent Arbiter
Exhibit H – S‑L Snacks IA Amended and Restated Operating Agreement
Exhibit I – S‑L Snacks IA Amended and Restated Articles of Organization
Exhibit J – Accounting Principles
Exhibit K – Form of Business Opportunities Covenants Agreement
Exhibit L – Form of General Assignment and Bill of Sale
Exhibit M – Form of Intellectual Property Agreement
Exhibit N – Form of Supply Agreement
Exhibit O – Form of Transition Services Agreement

Annexes
Annex I‑A – Debt Commitment Letter
Annex I‑B – Debt Financing Fee Letter
Annex II‑A – Alternative Debt Commitment Letter
Annex II‑B – Alternative Debt Financing Fee Letter

v

PURCHASE AND SALE AGREEMENT
This PURCHASE AND SALE AGREEMENT (this "Agreement"), dated as of May 6, 2014, is made by and among S‑L Snacks National, LLC, a North Carolina limited liability company ("Share Seller"), Tamming Foods Ltd., an Ontario corporation ("Asset Seller" and, collectively with Share Seller, the "Sellers"), Shearer's Foods, LLC, an Ohio limited liability company ("U.S. Purchaser"), and Shearer's Foods Canada, Inc., a British Columbia corporation ("Canadian Purchaser" and, collectively with U.S. Purchaser, the "Purchaser Group"). The Purchaser Group and the Sellers are collectively referred to herein as the "Parties".
RECITALS
WHEREAS, Share Seller owns beneficially and of record all of the issued and outstanding equity interests of S‑L Snacks Private Brands, LLC, a North Carolina limited liability company ("S‑L Snacks PB‑");
WHEREAS, S‑L Snacks PB owns beneficially and of record all of the issued and outstanding equity interests of S‑L Snacks IA, LLC, a North Carolina limited liability company ("S‑L Snacks IA‑" and, collectively with S‑L Snacks PB, the "Transferred Entities");
WHEREAS, Asset Seller owns all right, title and interest in or to, or has a valid leasehold interest in, all of the Purchased Assets;
WHEREAS, upon the terms and subject to the conditions of this Agreement, it is intended that Share Seller sell, assign and transfer to U.S. Purchaser, and that U.S. Purchaser purchase and acquire from Share Seller, all of the right, title and interest in and to the Purchased Shares free and clear of all Liens for the consideration set forth herein;
WHEREAS, upon the terms and subject to the conditions of this Agreement, it is intended that Asset Seller sell, assign and transfer to Canadian Purchaser, and that Canadian Purchaser purchase and acquire from Asset Seller, all of the right, title and interest in and to the Purchased Assets free and clear of all Liens (except Permitted Liens) for the consideration set forth herein; and
WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and intend to hereby create a contract under seal.
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Purchaser Group to enter into this Agreement, Snyder's‑Lance, Inc., a North Carolina corporation ("Guarantor"), is entering into a guaranty in favor of the Purchaser Group in the form of Exhibit A (the "Guaranty"), pursuant to which the Guarantor is guaranteeing the obligations of the Sellers under each of the Transaction Documents.
NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I

THE SALE
Section 1.1    The Share Sale. Upon the terms and subject to the satisfaction or, if permissible, waiver of the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the "Closing"), Share Seller shall sell, transfer, convey, assign and deliver to U.S. Purchaser, and U.S. Purchaser shall purchase and acquire from Share Seller, all of Share Seller's right, title and interest in and to all (but not less than all) of the issued and outstanding equity interests of S‑L Snacks PB (the "Purchased Shares") free and clear of all Liens (such purchase and sale, the "Share Sale" and, together with the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities, the "Sale").
Section 1.2    Acquired Assets. Upon the terms and subject to the satisfaction or, if permissible, waiver of the conditions set forth in this Agreement, at the Closing, Asset Seller shall sell, transfer, convey, assign and deliver to Canadian Purchaser, and Canadian Purchaser shall purchase and acquire, free and clear of all Liens (other than Permitted Liens), all of Asset Seller's right, title and interest (in each case, whether held directly or indirectly) in and to all of Asset Seller's assets, properties, rights, remedies, Contracts, causes of action, choses in action, refunds (other than any Retained Tax Refunds), recoveries, rights of offset, reimbursements, demands and claims of every kind and description, wherever located, known or unknown, real, personal or mixed, tangible or intangible, matured or unmatured, accrued or contingent, now existing or hereafter acquired prior to the Closing, other than the Excluded Assets (collectively, the "Purchased Assets"). For the avoidance of doubt, the Purchased Assets shall not include the Asset Seller's formerly owned properties in Cambridge and Waterloo, Ontario.
Section 1.3    Excluded Assets. Notwithstanding anything to the contrary in Section 1.2 or elsewhere in this Agreement, the assets specifically identified in this Section 1.3 are expressly excluded from the purchase and sale contemplated by Section 1.2 (collectively, the "Excluded Assets"):
(a)    all assets used exclusively in connection with Asset Seller's corporate functions and not Related to the Business (e.g., the articles and by‑laws of Asset Seller, taxpayer and other identification numbers, seals, minute books and share transfer books);
(b)    all rights in any bank accounts of Asset Seller;
(c)    all accounting records, Tax records, Tax Returns, tax work papers and other books and records of Asset Seller;
(d)    any interest in or right to any refund of Taxes of Asset Seller ("Retained Tax Refunds");
(e)    those Contracts listed on Section 1.3(e) of the Seller Disclosure Schedule and all of Asset Seller's rights and interests in and under the Canadian Benefit Plans;
(f)    all Cash of Asset Seller;
(g)    all rights to the name "Lance", "Lance Canada" or any similar variation thereof not incorporating the name "Tamming";
(h)    all rights to causes of action, lawsuits, judgments, claims and demands of any nature and all counterclaims, rights of setoff, rights of indemnification and affirmative defenses to any claims that may be brought against Asset Seller by third parties, in each case to the extent that they relate to the Excluded Assets or Excluded Liabilities; and
(i)    all rights of Asset Seller under the Transaction Documents.
Section 1.4    Assumed Liabilities. Subject to Section 1.5, Canadian Purchaser shall, upon the terms and subject to the full satisfaction or, if permissible, waiver of the conditions set forth in this Agreement, assume as of the Closing and pay, perform and discharge all Liabilities of Asset Seller (other than, for the avoidance of doubt, Excluded Liabilities) to the extent arising from or related to the Purchased Assets (and not arising from or relating to any Excluded Assets), including the Current Liabilities, as such Liabilities become due, from and after the Closing (collectively, the "Assumed Liabilities").
Section 1.5    Excluded Liabilities. Notwithstanding anything to the contrary in Section 1.4 or elsewhere in this Agreement, and regardless of whether such Liability is disclosed in this Agreement or on any Schedule or Exhibit, neither Canadian Purchaser nor U.S. Purchaser will assume, or be deemed to assume, or be required to pay, perform or discharge or otherwise be liable for any Liability (a) for Taxes of Asset Seller or Taxes with respect to Purchased Assets for Pre‑Closing Periods, (b) for Debt of Asset Seller, (c) arising from or relating to any Excluded Assets, (d) arising from or relating to the operation or administration of the Canadian Benefit Plans prior to the Closing Date, (e) that is an Excluded Environmental Liability or (f) that is not an Assumed Liability (collectively, the "Excluded Liabilities").
Section 1.6    Purchase Price. In consideration for the Purchased Shares and the Purchased Assets, at the Closing, (a) U.S. Purchaser and Canadian Purchaser shall pay to the Sellers, in accordance with the Preliminary Purchase Price Allocation, an aggregate of $430,000,000 in cash, plus the Closing Adjustment, if any, pursuant to Section 1.8 (such final amount, the "Purchase Price"), and (b) Canadian Purchaser shall assume the Asset Seller Non‑Contingent Assumed Liabilities. As amongst the Sellers, U.S. Purchaser shall pay to Share Seller the portion of the cash purchase price allocated to the Purchased Shares, and Canadian Purchaser shall pay to Asset Seller the portion of the cash purchase price allocated to the Purchased Assets.
Section 1.7    Closing. The Closing shall take place at 8:30 a.m. Eastern time on the date that is the third (3rd) Business Day following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or, to the extent permitted by Law, waived at the Closing, but subject to the satisfaction in full or waiver of those conditions at or prior to the Closing) or at such other time or date as may be mutually agreed upon in writing by the Sellers and the Purchaser Group. The date on which the Closing occurs is referred to as the "Closing Date". Except as expressly set forth in this Agreement, in no event shall the Closing be deemed a waiver, termination or expiration of any Party's rights or obligations under this Agreement. The Closing shall be effective as of 12:00:01 a.m. on the Closing Date. At the Closing:
(a)    the Sellers shall:
(i)    execute and deliver, or cause to be executed and delivered, to U.S. Purchaser an Assignment of Membership Interest, in the form of Exhibit B;
(ii)    execute and deliver, or cause to be executed and delivered, to the Purchaser Group each of the other Transaction Documents to which any of the Sellers or any of their respective Affiliates are party;
(iii)    deliver, or cause to be delivered, and transfer actual possession and control of all Purchased Assets to Canadian Purchaser, including by executing and delivering such instruments and by taking such actions, as may be required, reasonably necessary or desirable to effect such transfer of possession and control;
(iv)    deliver, or cause to be delivered, to the Purchaser Group a certificate, dated as of the Closing Date, executed on behalf of each Seller by an executive officer of each such Seller, stating that the conditions specified in Section 7.2(a), Section 7.2(b), Section 7.2(c) and Section 7.2(d) have been satisfied;

(v)    deliver, or cause to be delivered, to the Purchaser Group evidence reasonably satisfactory to the Purchaser Group that ownership and control of each of the following Internet domain names has been transferred to S‑L Snacks PB: brentandsams.com, southstreetbakery.com, tammingfoods.com, and vistabakery.com;
(vi)    deliver, or cause to be delivered, to the Purchaser Group evidence reasonably satisfactory to the Purchaser Group that all outstanding purchase orders entered into by any S‑L Entity (other than a Business Entity) on behalf of the Business for raw materials or other supplies shall have been transferred and assigned from such Person(s) to a Business Entity;
(vii)    deliver, or cause to be delivered, to the Purchaser Group evidence reasonably satisfactory to the Purchaser Group that each of the SAP Contract and the CapGemini Contract shall have been transferred and assigned from the S‑L Entities party thereto to Asset Seller (or directly to Canadian Purchaser) with the requisite authorizations, approvals and consents required by the other party(ies) thereto to such transfer and assignment and to the transfer and assignment to Canadian Purchaser contemplated hereby;
(viii)    deliver, or cause to be delivered, to the Purchaser Group the authorizations, approvals and consents set forth on Exhibit C in form and substance reasonably satisfactory to the Purchaser Group;
(ix)    deliver, or cause to be delivered, to U.S. Purchaser such resignations (as U.S. Purchaser may reasonably request) from each manager and officer of each of the Transferred Entities in form and substance reasonably satisfactory to the Purchaser Group;
(x)    execute and deliver, or cause to be executed and delivered, to Canadian Purchaser a deed in registerable form (as customary in the applicable jurisdiction) with respect to each parcel of Owned Real Property of the Asset Seller, conveying to Canadian Purchaser legal and beneficial fee simple title to such Owned Real Property, subject only to Permitted Liens, in the form attached as Exhibit D;
(xi)    execute and deliver, or cause to be executed and delivered, by Asset Seller to Canadian Purchaser an Assignment and Assumption of Lease Agreement with respect to each of the Leased Real Property Leases of the Asset Seller, in the form attached as Exhibit E;
(xii)    execute and deliver, or cause to be executed and delivered, to Canadian Purchaser a purchaser certificate under the Workplace Safety and Insurance Act (Ontario) and similar applicable workers compensation legislation, dated as of the Closing Date, in form and substance reasonably satisfactory to Canadian Purchaser;
(xiii)    deliver, or cause to be delivered, to the Purchaser Group an estoppel certificate with respect to each of the Leased Real Property Leases (but only with respect to such properties located in the United States), dated as of a date no more than thirty (30) days prior to the Closing Date, from the other party(ies) to such Leased Real Property Lease, in form and substance reasonably satisfactory to the Purchaser Group or a form that meets the requirements of the applicable Leased Real Property Lease;
(xiv)    execute and deliver, or cause to be executed and delivered, to the Purchaser Group a properly completed and executed IRS Form 8023 and any other forms and documents necessary to make an election under Section 338(h)(10) of the Code for S‑L Snacks PB in form and substance reasonably satisfactory to the Purchaser Group; and
(xv)    execute and deliver, or cause to be executed and delivered, to the Purchaser Group certificates, dated as of the Closing Date, stating under penalties of perjury that Share Seller is not a foreign person, in the form required under Treasury Regulation Section 1.1445‑2(b) and attached as Exhibit F.
(b)    the Purchaser Group shall:
(i)    pay, or cause to be paid, to the Sellers (in accordance with the Preliminary Purchase Price Allocation), by wire transfer, to an account designated by the applicable Seller in writing to the Purchaser Group at least five (5) Business Days prior to the Closing Date, immediately available cash funds in an amount equal to the Purchase Price, with U.S. Purchaser paying to Share Seller the portion of the cash purchase price allocated to the Purchased Shares, and Canadian Purchaser paying to Asset Seller the portion of the cash purchase price allocated to the Purchased Assets;
(ii)    execute and deliver, or cause to be executed and delivered, to the Sellers each of the other Transaction Documents to which U.S. Purchaser, Canadian Purchaser or any of their respective Affiliates are party; and
(iii)    deliver, or cause to be delivered, to the Sellers a certificate, dated as of the Closing Date, executed on behalf of the Purchaser Group by an executive officer of U.S. Purchaser and Canadian Purchaser, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.
Section 1.8    Closing Adjustment.
(a)    Not less than seven (7) Business Days prior to the anticipated Closing Date, the Sellers shall provide the Purchaser Group with a statement setting forth the Sellers' good faith reasonable estimate of the Working Capital Adjustment and of Net Cash (including, in reasonable detail, the components thereof and in a manner consistent with the definitions herein) prepared in accordance with the Accounting Principles, calculation of the Closing Adjustment determined therefrom and calculation of the Purchase Price after giving effect to the Closing Adjustment. The Sellers shall cooperate with the Purchaser Group in good faith to address any reasonable comments of the Purchaser Group with respect to such statement; it being understood, however, that in the event that the Purchaser Group and the Sellers do not jointly agree thereon at least five (5) Business Days prior to the anticipated Closing Date, then the Sellers' good faith reasonable estimates and determinations shall be used therein. Such agreed upon statement as of five (5) Business Days prior to the anticipated Closing Date is referred to herein as the "Estimate Closing Statement".
Section 1.9    Post‑Closing Statements.
(a)    Within ninety (90) days after the Closing Date, the Purchaser Group shall prepare and deliver to the Sellers a statement of Working Capital and Net Cash (including, in reasonable detail, the components thereof, and in a manner consistent with the definitions herein, the "Initial Adjustment Statement"). The Initial Adjustment Statement shall be prepared in accordance with the Accounting Principles.
(b)    During the thirty (30) day period immediately following the Sellers' receipt of the Initial Adjustment Statement (the "Review Period"), the Purchaser Group shall provide the Sellers and their representatives with reasonable access during normal business hours to the Purchaser Group's books, records and work papers relevant to the Initial Adjustment Statement. The Purchaser Group will use its commercially reasonable efforts to cause its accountants (in accordance with such accountants' normal disclosure procedures and subject to a customary agreement relating to access to work papers in form and substance reasonably acceptable to such accountants) and other representatives to, cooperate with and assist the Sellers in the conduct of such review, including by providing reasonable access during normal business hours to such books, records and work papers and making available personnel to the extent required.
Section 1.10    Reconciliation of Post‑Closing Statements.
(a)    The Sellers shall notify the Purchaser Group in writing no later than the last day of the Review Period if the Sellers believe the Initial Adjustment Statement contains mathematical errors or was not prepared in accordance with Section 1.9, which notice shall set forth in reasonable detail a quantification of such errors or inconsistencies along with a copy of the Initial Adjustment Statement marked to indicate those line items that are not in dispute (the "Notice of Disagreement"). If no Notice of Disagreement is received by the Purchaser Group by the last day of the Review Period, then the Initial Adjustment Statement shall be deemed to have been accepted by the Sellers and shall become final and binding upon the Parties in accordance with Section 1.10(c).
(b)    During the fifteen (15) days immediately following the delivery of a Notice of Disagreement (the "Resolution Period"), the Sellers and the Purchaser Group shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.
(c)    If, at the end of the Resolution Period, the Sellers and the Purchaser Group have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, the Sellers and the Purchaser Group shall submit only the matters that remain in dispute with respect to the Notice of Disagreement to (i) Grant Thornton LLP or, (ii) if Grant Thornton LLP is unwilling or unable to arbitrate any such dispute, then within ten (10) Business Days, the Sellers and the Purchaser Group shall each select one (1) independent nationally‑recognized valuation firm and those two (2) firms shall, within ten (10) Business Days after their selection, select a third independent nationally‑recognized valuation firm (such firm specified in clause (i) or such firm determined pursuant to clause (ii), as the case may be, the "Independent Arbiter"). Within thirty (30) days after the Independent Arbiter's selection, the Independent Arbiter shall, in accordance with the guidelines and procedures set forth in this Agreement and on Exhibit G, make a final determination, binding on the Parties, of the appropriate amount of each of the line items in the Initial Adjustment Statement which remain in dispute as indicated in the Notice of Disagreement which the Sellers and the Purchaser Group have submitted to the Independent Arbiter. With respect to each disputed line item, such determination, if not in accordance with the position of either the Sellers, on the one hand, or the Purchaser Group, on the other hand, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Sellers in the Notice of Disagreement or by the Purchaser Group in the Initial Adjustment Statement with respect to such disputed line item. The statement of the Working Capital Adjustment and Net Cash that is final and binding on the Parties, as determined either through agreement of the Parties pursuant to Section 1.10(a) or Section 1.10(b) or through the action of the Independent Arbiter pursuant to this Section 1.10(c), is referred to as the "Final Adjustment Statement".
(d)    During the review by the Independent Arbiter, the Sellers and the Purchaser Group and their respective accountants and Representatives will each make available to the Independent Arbiter such personnel and such information, books and records and work papers, as may be reasonably required by the Independent Arbiter to fulfill its obligations under Section 1.10(c); provided, however, that the accountants of the Sellers and the Purchaser Group shall not be obliged to make any work papers available to the Independent Arbiter except in accordance with such accountants' normal disclosure procedures and then only after the Independent Arbiter has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.
Section 1.11    Post‑Closing Adjustment. The "Post‑Closing Adjustment‑" shall be equal to the sum of (a) the amount of the Working Capital Adjustment set forth in the Final Adjustment Statement, if any (whether positive or negative), plus (b) the amount of Net Cash set forth in the Final Adjustment Statement (whether positive or negative). If the amount of the Post‑Closing Adjustment exceeds the amount of the Closing Adjustment, then the Purchaser Group shall pay, or cause to be paid, to the Sellers (in accordance with the Preliminary Purchase Price Allocation), by wire transfer, to an account designated by the Sellers, immediately available cash funds in an amount equal to such excess. If the amount of the Post‑Closing Adjustment is less than the amount of the Closing Adjustment, then the Sellers shall pay, or cause to be paid, in cash to the Purchaser Group, by wire transfer, to an account or accounts designated by the Purchaser Group, immediately available funds in an amount equal to such shortfall. Any such payment shall be made within three (3) Business Days after the Final Adjustment Statement becomes such in accordance with Section 1.10(c).
Section 1.12    Withholding. Notwithstanding any other provision in this Agreement to the contrary, the Purchaser Group and each Transferred Entity (and any other Person that has any withholding obligation with respect to any payment made pursuant to any Transaction Document) shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax law (and upon any such amounts being deducted and withheld, the Purchaser Group hereby shall be obligated to promptly remit, or cause to be promptly remitted, such amounts to the appropriate taxing authority in accordance with applicable Law). Amounts withheld pursuant to this Section 1.12 shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
Except as set forth in the Seller Disclosure Schedule, the Sellers, jointly and severally, hereby represent and warrant to the Purchaser Group as of the date hereof and as of the Closing (except for the representations and warranties that are as of a specific date, which shall be made only as of such date), as follows:
Section 2.1    Organization and Qualification; Subsidiaries.
(a)    Section 2.1(a) of the Seller Disclosure Schedule sets forth a true, complete and correct list of all of the Transferred Entities, including for each Transferred Entity: (i) the jurisdiction of organization of such Person, (ii) the number of authorized, issued and outstanding equity interests in or voting securities of each such Person, (iii) the name of, and number of such equity interests or voting securities owned by, each holder of such equity interests or voting securities and (iv) the number of such equity interests or voting securities held in treasury by such Person.
(b)    Each of the Sellers and each Transferred Entity is a legal entity duly organized, validly existing and in good standing (where such status is applicable) under the Laws of the jurisdiction of its organization and each has all requisite organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly licensed or qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except, where the failure to be so licensed, qualified or in good standing would not reasonably be expected, individually or in the aggregate, to be material to the Business taken as a whole. Each Seller has provided the Purchaser Group with copies of the organization and governing documents for such Seller and each Transferred Entity, and all amendments thereto, which copies are true, complete and correct in all respects.
Section 2.2    Capitalization of the Transferred Entities.
(a)    The Purchased Shares (i) constitute all of the issued and outstanding equity interests of S‑L Snacks PB, (ii) are, and when issued were, duly authorized and validly issued, (iii) comprise all of the issued and outstanding equity interests or voting securities of S‑L Snacks PB, (iv) are all owned beneficially and of record solely by Share Seller free and clear of all Liens and (v) were offered, issued, sold and delivered by S‑L Snacks PB in compliance with all applicable Laws and preemptive or similar rights.
(b)    S‑L Snacks PB owns beneficially and of record all of the issued and outstanding equity interests of S‑L Snacks IA (the "S‑L Snacks IA Shares") free and clear of all Liens, which equity interests (i) are, and when issued were, duly authorized and validly issued, (ii) comprise all of the issued and outstanding equity interests or voting securities of S‑L Snacks IA and (iii) were offered, issued, sold and delivered by S‑L Snacks IA in compliance with all applicable Laws and preemptive or similar rights.
(c)    Except for the Purchased Shares and the S‑L Snacks IA Shares, there are no equity interests or voting securities of any Transferred Entity authorized, reserved, issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, equity appreciation rights, phantom equity or similar rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other Contracts, arrangements or commitments of any character to which any S‑L Entity is a party relating to the issued or unissued share capital, equity interests or voting securities of any of the Transferred Entities or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right, directly or indirectly (whether with or without the occurrence of any contingency), to subscribe for or acquire, any securities or other equity interests of any Transferred Entity, and no securities or other equity interests evidencing such rights are authorized, issued or outstanding.
(d)    No Transferred Entity has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the members or holders of equity interests or voting securities of such Transferred Entity on any matter.
(e)    There are no voting trusts or other agreements or understandings to which any S‑L Entity is a party with respect to the voting of the Purchased Shares or the S‑L Snacks IA Shares.
Section 2.3    Authority Relative to this Agreement. Each Seller has all necessary corporate or other power and authority, and has taken all corporate or other action necessary, to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated by the Transaction Documents in accordance with the terms of the Transaction Documents. This Agreement has been, and each other Transaction Document when executed will be, duly and validly executed and delivered by each Seller and, assuming the due authorization, execution and delivery by the applicable member of the Purchaser Group of the Transaction Documents to which the Purchaser Group is a party, this Agreement constitutes (and each other Transaction Document to which such Seller is a party when executed will be) a valid, legal and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, subject, as to the enforcement of remedies, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles.
Section 2.4    Consents and Approvals; No Violations.
(a)    No filing with or notice to, and no permit, declaration, Order, authorization, registration, consent or approval of, and no action by, any Governmental Entity is required to be made or obtained by or on the part of either Seller or any Transferred Entity for the execution, delivery and performance by such Seller of any of the Transaction Documents or the consummation by such Seller or the Transferred Entities of the transactions contemplated by the Transaction Documents, except (i) the filings, notices, permits, declarations, Orders, authorizations, registrations, consents, actions or approvals listed in Section 2.4(a) of the Seller Disclosure Schedule, (ii) compliance with the applicable requirements of any applicable Antitrust Laws or (iii) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to, individually or in the aggregate, (A) be material to the Business or (B) materially affect the ability of the Sellers or any Transferred Entity to execute, deliver or perform the Transaction Documents or consummate the transactions contemplated by the Transaction Documents.
(b)    Assuming compliance with the items described in clauses (i) through (ii) of Section 2.4(a), neither the execution, delivery or performance of the Transaction Documents by either of the Sellers nor the consummation by either of the Sellers or the Transferred Entities of the transactions contemplated by the Transaction Documents will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar governing documents) of either of the Sellers or any Transferred Entity, (ii) except as listed in Section 2.4(b) of the Seller Disclosure Schedule, conflict with or result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default under (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, modification, cancellation, suspension, revocation or acceleration under), give rise to a loss of benefit under, or give rise to a purchase right, under, any of the terms, conditions or provisions of any (A) Business Permit or (B) Material Contract, or (iii) violate any Law applicable to the Business or either of the Sellers, any Transferred Entity or any of their respective properties or assets, except in the case of the foregoing clauses (ii) or (iii) for breaches, violations, infringements, defaults, Liens or other rights that would not reasonably be expected to be, individually or in the aggregate, material in the context of the Business.
Section 2.5    Financial Statements.
(a)    Section 2.5(a) of the Seller Disclosure Schedule sets forth the audited consolidated balance sheet of the combined Business Entities as of December 29, 2012 and December 28, 2013, and the related statements of income (or the equivalent) for the fiscal years then ended (collectively, and with any notes thereto, the "Audited Financial Statements").
(b)    Section 2.5(b) of the Seller Disclosure Schedule sets forth the unaudited consolidated balance sheet of the combined Business Entities as of March 29, 2014 (the "Balance Sheet Date"), and the related statements of income (or the equivalent) for the three (3)‑month period then ended (collectively, and with any notes thereto, the "Unaudited Financial Statements").
(c)    Each of the Audited Financial Statements and the Unaudited Financial Statements have been prepared in accordance with U.S. GAAP applied on a consistent basis (except as may be noted therein), and present fairly, in all material respects, the combined consolidated financial position and the combined consolidated results of the combined Business Entities as of the dates set forth therein or the periods then ended.
Section 2.6    Absence of Certain Changes or Events.
(a)    Since the Balance Sheet Date, there has not been any change, event, development, circumstance, state of facts or effect that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(b)    Except as set forth in Section 2.6(b) of the Seller Disclosure Schedule, since the Balance Sheet Date, the Business has been conducted in the ordinary course of business consistent with past practice and the Business has not and no S‑L Entity has with respect to the Business, the Purchased Assets or the Assumed Liabilities:
(i)    (A) amended the articles of incorporation or bylaws (or similar governing documents) of any Business Entity, (B) split, subdivided, combined or reclassified their outstanding capital stock or equity interests or (C) declared, set aside or paid any non‑cash dividend or non‑cash distribution to any Person;
(ii)    purchased, redeemed or otherwise acquired or issued, sold, transferred, pledged, encumbered, assigned, conveyed, surrendered, relinquished or otherwise disposed of any debt or equity securities (including any convertible or exchange securities) or any options, warrants or rights of any kind to acquire any debt or equity securities (including any convertible or exchange securities);
(iii)    sold, transferred, pledged, encumbered, assigned, conveyed, surrendered, relinquished or otherwise disposed of any Purchased Asset or rights in or to any Purchased Asset, or any options or rights of any kind to acquire any Purchased Assets or rights in or to any Purchased Asset (other than in the ordinary course business);
(iv)    sold, transferred, pledged, encumbered, assigned, conveyed, surrendered, relinquished or otherwise disposed of any of the Transferred Entities' assets, properties or rights, or any rights in or to any of the Transferred Entities' assets, properties or rights, or any options or rights of any kind to acquire any of the Transferred Entities' assets, properties or rights or rights in or to any of the Transferred Entities' assets, properties or rights (other than in the ordinary course business);
(v)    (A) incurred any Liability of a Business Entity or the Business with respect to any Debt, issued any debt securities of any Business Entity or made any loans or advances involving a Business Entity or the Business or (B) caused or permitted any Business Entity or the Business to assume, guarantee or endorse, or otherwise as an accommodation become responsible for, any Liability of any other Person;
(vi)    made any acquisition of any Person, substantially all of the assets of any Person or the business(es) of any Person;
(vii)    other than in connection with making promotions or filling vacancies with respect to any Business Employee whose aggregate annual cash compensation does not exceed $75,000 or as required by the terms of an Employment Agreement or Labor Agreement, (A) entered into any new, or amended or otherwise modified any Labor Agreement, (B) entered into or become a party to any new Employment Agreement or amended any existing Employment Agreement with any Business Employee, (C) granted or announced any increase in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable to any Business Employee, (D) established, adopted, amended or become a party to any new employee benefit or compensation plan, program or Contract or amended any existing Benefit Plan in a manner that affects compensation or benefits payable or obligations thereunder to any Business Employee, (E) accelerated any vesting of compensation or benefits or paid any compensation or benefits not otherwise due to any Business Employees, (F) granted any rights to severance or termination pay to, or entered into any employment, consulting or severance Contract with, any Business Employee, except, in each case, as required by Law or any collective bargaining or other trade union agreement or any Benefit Plan, (G) re‑deployed, dismissed or given notice to terminate the employment of any Business Employee whose aggregate annual cash compensation exceeds $75,000 per year, (H) entered into or amended any Contract with any Business Employee Representative(s), (I) materially increased the total number of employees, consultants, self‑employed contractors or agency workers that are employed or engaged by any Business Entity or (J) proposed to dismiss such number of Business Employees as would reasonably be expected to trigger any obligation to collectively consult an Employee Representative Body or provide notice under the WARN Act in the relevant jurisdiction;
(viii)    adopted a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization (other than a plan of liquidation adopted by Asset Seller with an effective time occurring after the Closing);
(ix)    settled, released, waived or compromised any Action, unless such settlement or release contemplated only the payment of money (to be paid in full prior to the Closing Date) without admission of wrongdoing or misconduct and resulted in an absolute release of the underlying claim;
(x)    made or changed any material Tax election, changed an annual accounting period, entered into any closing agreement, settled or compromised any material Tax claim or assessment, prepared any Tax Returns in a manner inconsistent with past customs and practices of the Sellers or the Transferred Entities, as applicable, with respect thereto, incurred any material liability for Taxes other than in the ordinary course of business, filed an amended Tax Return or a claim for refund of a material amount of Taxes, surrendered any right to claim a refund of Taxes or consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or taken any other similar action, failed to pay any Taxes as they become due and payable, or omitted to take any action relating to the filing of any Tax Return or the payment of any Tax;
(xi)    except as required as a result of a change in Law or as required by GAAP, changed any of the financial accounting principles or practices, methods of accounting or accounting practice or policy;
(xii)    entered into or discontinued any material line of business;
(xiii)    extended, breached, terminated or waived any material provision of, amended or otherwise modified any material provision of a Material Contract (or any Contract which, if not so extended, breached, terminated or waived any provision of, amended or otherwise modified, would be a Material Contract);
(xiv)    entered into any transaction or Contract with an Affiliate, other than such transactions or Contracts conducted in the ordinary course of business consistent with past practice;

(xv)    (A) undertaken, or committed to undertake, any individual capital expenditure in excess of $50,000 other than the capital expenditures listed on Section 2.6(b)(xv) of the Seller Disclosure Schedule, (B) failed to undertake any individual capital expenditure listed on Section 2.6(b)(xv) of the Seller Disclosure Schedule or (C) failed to undertake any capital expenditure for the purpose of maintenance in the ordinary course of business;
(xvi)    failed to maintain in full force and effect all material insurance policies or failed to take commercially reasonable efforts to replace or renew (on terms no less favorable in the aggregate to the Business) material insurance policies;
(xvii)    amended, materially modified, extended, renewed or terminated any Leased Real Property Lease or entered into any new lease, sublease, license or other agreement for the use or occupancy of any real property (including the Real Property);
(xviii)    demolished or removed any of the existing Improvements or erected any new improvements on the Real Property or any portion thereof, or failed to maintain the Real Property, including all of the Improvements, in the ordinary course of business consistent with past practice; or
(xix)    committed to do or entered into any Contract with respect to any of the foregoing.
Section 2.7    Litigation.
(a)    Except as set forth on Section 2.7(a) of the Seller Disclosure Schedule, there is no Action pending or, to the knowledge of the Sellers, threatened, by or against, any S‑L Entity, the Business, the Purchased Assets or, to the knowledge of the Sellers, any of the S‑L Entities' respective directors, officers or employees, in each case, with respect to the Business, the Purchased Assets or any Assumed Liability, that would restrain, prohibit, invalidate, set aside, rescind, prevent or make unlawful any of the Transaction Documents or that would reasonably be expected to result in material Liability to the Business, any Business Entity, the Purchaser Group or any of its Affiliates or any Purchased Asset.
(b)    Except as set forth on Section 2.7(b) of the Seller Disclosure Schedule, there has not been in the last three (3) years any Action brought or, to the knowledge of the Sellers, threatened, by or against, any S‑L Entity (or any predecessor of any S‑L Entity), the Business, the Purchased Assets, in each case with respect to the Business, the Purchased Assets or any Assumed Liability, that was or would reasonably be expected to result in material Liability to the Business, any Business Entity, the Purchaser Group or any of its Affiliates or any Purchased Asset.
Section 2.8    Compliance with Laws. The S‑L Entities are conducting, and have at all times during the past three (3) years conducted, the Business in all material respects in accordance with all Laws applicable to the Business or by which any Business Entity, any Purchased Asset or any Assumed Liability is bound or affected. No S‑L Entity has received any written or, to the knowledge of the Sellers, oral notice of any material violation or material default under any Law applicable to the Business or by which any Business Entity, any Purchased Asset or any Assumed Liability is bound or affected that remains uncured or has not been dismissed without further Liability to the Business, each Business Entity and each Purchased Asset.
Section 2.9    Permits. Section 2.9 of the Seller Disclosure Schedule sets forth, and the Business Entities hold, all permits, licenses, certificates, variances, waivers, exemptions, registrations, orders and other authorizations, consents (including planning consent) and approvals required under applicable Laws of all Governmental Entities which are material to, and necessary for the lawful conduct of, the Business (the "Business Permits"). Each Business Entity is in all material respects in compliance with the terms of the Business Permits it holds or is otherwise subject to, and none of the Business Entities is in default or material violation of a Business Permit. Each Business Permit is in full force and effect. None of the S‑L Entities has received written or, to the knowledge of the Sellers, oral notice that a Business Permit is not in full force and effect and no Action is pending or, to the knowledge of the Sellers, threatened to revoke or limit any such Business Permit.
Section 2.10    Employee Benefit and Labor Matters.
(a)    Section 2.10(a) of the Seller Disclosure Schedule sets forth a true, complete and correct list of each Benefit Plan and shall separately indicate whether each such Benefit Plan is a Business Benefit Plan (other than any agreement or offer letter entered into which provides no greater than the minimum terms and protections required by applicable Law) by jurisdiction. The Sellers have made available to the Purchaser Group: (i) true, complete and correct copies of each Business Benefit Plan as amended to date or, where oral, and a true, complete and correct written description of the material terms thereof (other than any agreement or offer letter entered into which provides no greater than the minimum terms and protections required by applicable Law); (ii) trust documents or funding/insurance documents related to each Business Benefit Plan; and (iii) all employee booklets, summary plan descriptions and material communications provided to Business Employees concerning the Business Benefit Plans.
(b)    Except as disclosed in Section 2.10(b) of the Seller Disclosure Schedule, each employee who primarily works in the Business is employed by a Business Entity. Since the Balance Sheet Date, no Business Employee or Former Business Employee has been transferred into or out of the Business. Except as would not reasonably be expected to result in any material Liability to the Business, any Business Entity, the Purchaser Group or any of its Affiliates or any Purchased Asset, (i) each Benefit Plan has been established, registered, amended, funded, administered, invested and operated in all material respects in accordance with its terms and in compliance with applicable Laws, (ii) each Benefit Plan has been registered to the extent required, and has in all material respects been maintained in good standing with applicable Governmental Entities, and (iii) each Benefit Plan that is required to be funded or book‑reserved is funded or book‑reserved, to the extent required, based upon reasonable actuarial assumptions and in accordance with applicable Law; and (iv) all contributions, premiums or other payments have been paid or remitted on a timely basis with respect to each Benefit Plan in accordance with its terms and all applicable Laws. None of the Business, any Business Entity or any Purchased Asset has any Liability with respect to any employee benefit plan, program or arrangement that is not listed on Section 2.10(a) of the Seller Disclosure Schedule.
(c)    Except as disclosed in Section 2.10(c) of the Seller Disclosure Schedule or as would not reasonably be expected to result in any material Liability to the Business, any Business Entity, the Purchaser Group or any of its Affiliates or any Purchased Asset, (i) there is no material pending or, to the knowledge of the Sellers, threatened Action relating to the Benefit Plans or the employment of any Business Employee or Former Business Employee and (ii) all material obligations of the Business or the Business Entities to or under the Benefit Plans that have become due and payable have been satisfied, and there are no outstanding defaults or violations by the Business or the Business Entities with respect to such obligations. Each Benefit Plan that is intended to meet the requirements of a "qualified plan" under Section 401(a) of the Code has received a favorable determination letter from the IRS to the effect that such Benefit Plan meets the requirements of Section 401(a) of the Code, and any Canadian Benefit Plan that is intended to be registered under the Income Tax Act (Canada) is and has been duly registered and no events have occurred that would reasonably be expected to adversely affect such qualified or registered status. Neither the Business nor any Business Entity maintains, sponsors, contributes to or has any Liability with respect to, (i) any plan that is subject to Title IV of ERISA; (ii) any "multiemployer plan" (as such term is defined under Section 3(37) of ERISA, including as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person; or (iii) that is a "multi‑employer plan" within the meaning of applicable Canadian Laws. Neither the Business nor any Business Entity has any current or potential obligation to provide benefits beyond retirement or other termination of service, including post‑employment health, life or other welfare benefits other than as required under Section 4980B of the Code or any similar applicable Law to Business Employees, Former Business Employees or their beneficiaries or dependents. None of the Benefit Plans maintained by Asset Seller is a "registered pension plan" which contains a "defined benefit provision," as those terms are defined in the Income Tax Act (Canada).
(d)    There is no recognition agreement, collective bargaining agreement or other material agreement with an Employee Representative Body that is relevant to any Business Employee in respect of such Business Employee's employment by the Business or any of the Business Entities (each, a "Labor Agreement"). Except as set forth on Section 2.10(d) of the Seller Disclosure Schedule, there is no (and there has not been any in the three (3) years prior to the date of this Agreement) (i) unfair labor practice labor arbitration, or other material labor dispute proceeding, in each case, other than routine individual grievances, pending or, to the knowledge of the Sellers, threatened against the Business or any of the Business Entities, (ii) to the knowledge of the Sellers, activity or proceeding by a labor union or representative thereof to organize any employees of the Business or any of the Business Entities or (iii) lockout, strike, slowdown, work stoppage or other industrial action or, to the knowledge of the Sellers, threat thereof, by or with respect to such employees.
(e)    Except as set forth on Section 2.10(e) of the Seller Disclosure Schedule, within the past three (3) years, neither the Business nor any Business Entity has implemented any plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law (collectively, the "WARN Act").
(f)    Except as set forth on Section 2.10(f) of the Seller Disclosure Schedule, within the past three (3) years, there has not been a fatality or other recordable occupational injury or illness, as defined in 29 C.F.R. 1904.4, at any facility owned or operated by the Business or any Business Entity, other than such incidents which have been properly recorded on the Company's OSHA 300 Logs. There are no outstanding Orders under any labor or employment Law against the Business or any Business Entity or, to the knowledge of the Sellers, involving any Business Employee or Former Business Employee. All current assessments under workers' compensation legislation (including the Ontario Workplace Safety and Insurance Act) in relation to the Business Employees have been paid or accrued and neither the Business nor any Business Entity has been or is subject to any additional or penalty assessment under such legislation which has not been paid and none have been given notice of any audit.
(g)    Any notice required under any Law or Labor Agreement with respect to the transactions contemplated by the Transaction Documents has been, or prior to Closing will be given, and all bargaining obligations with any Employee Representative Body has been, or prior to the Closing, will be given.
(h)    Except as expressly contemplated by the terms of this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or together with another event, will (i) result in any payment (whether or not contingent) becoming due to any Business Employee or Former Business Employee, (ii) increase any benefits under any Benefit Plan or (iii) result in the forfeiture of or the acceleration of the time of payment or funding of, vesting of or other rights with respect to any such compensation or benefit.

(i)    No plan assets for any Business Benefit Plan have been pledged as collateral for any loan or other obligation of any Person, excluding any obligations under such Business Benefit Plan. To the knowledge of Sellers, no act or event has occurred or circumstance exists that may result in a material increase in premium or benefit costs of any such Business Benefit Plan.
(j)    No Business Entity has any binding commitment or understanding with any Business Employee about (i) the continuation of any Benefit Plan or any alteration to or exception from its terms or the increase or improvement of benefits or the exercise of any discretion or (ii) the introduction of, or any contribution towards, any new or alternative Benefit Plan.
(k)    Each of the Business Entities, the Sellers and their Affiliates has correctly classified those individuals set forth on Section 2.10(b) and Section 11.1 of the Seller Disclosure Schedule as common law employees, leased employees, independent contractors or agents.
Section 2.11    Brokers. Except for Bank of America Merrill Lynch, whose fees, commissions, expenses and rights to indemnification shall be the sole responsibility of the Sellers, no broker, finder or investment banker is or may be entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any S‑L Entity.
Section 2.12    Taxes.
(a)    Except as disclosed in Section 2.12 of the Seller Disclosure Schedule:
(i)    all Taxes that are due and payable (whether or not reflected on a Tax Return) by each member of the Seller Group on or prior to the Closing Date have been timely paid in full;
(ii)    all Tax Returns required to be filed by or with respect to the income, assets or operations of any of the Transferred Entities, any of the Purchased Assets or the Business have been filed and all such Tax Returns were correct and complete in all material respects;
(iii)    all Taxes (whether or not reflected on a Tax Return) required to be paid by or with respect to the income, assets or operations of any of the Transferred Entities, any of the Purchased Assets or the Business have been timely paid in full;
(iv)    the unpaid Taxes with respect to the Business, including the Transferred Entities and the Purchased Assets, (A) did not, as of the Balance Sheet Date, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Audited Financial Statements (rather than in any notes thereto) and (B) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of either of the Sellers or any of the Transferred Entities with respect to the Business in filing Tax Returns. Since the date of the Audited Financial Statements, the Transferred Entities have not, and neither of the Sellers has with respect to the Business, incurred any Liability for Taxes arising from extraordinary gains or losses outside the ordinary course of business;
(v)    no extension or waiver of the statute of limitations applicable to any Taxes of or with respect to any of the Transferred Entities, any of the Purchased Assets or the Business, which period (after giving effect to any extension or waiver) has not yet expired, has been granted;

(vi)    each of the Transferred Entities and each of the Sellers has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over;
(vii)    there are no Liens with respect to Taxes upon any of the Purchased Assets or assets of any Transferred Entity, other than Permitted Liens;
(viii)    none of the Transferred Entities has participated in a "reportable transaction" within the meaning of Treasury Regulations Section 1.6011‑4(b) (or similar provision of non‑U.S. Law);
(ix)    none of the Transferred Entities has distributed stock or other equity interests of any other Person, nor had its equity interests distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code, and, since January 2, 2012, none of the Transferred Entities has distributed stock or other equity interests of any other Person, nor had its equity interests distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 361 of the Code;
(x)    no Transferred Entity has entered into a "closing agreement" within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law);
(xi)    none of the Transferred Entities nor the Purchaser Group will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) adjustment under Section 481(a) of the Code (or any similar provision of non‑U.S. Law) with respect to a change in method of accounting initiated prior to the Closing Date; (B) installment sale or open transaction disposition made prior to the Closing; (C) prepaid amount received prior to the Closing; (D) "intercompany transaction" or "excess loss account" described in Treasury Regulations under Section 1502 of the Code (or similar provision of state, local or foreign law) entered into or existing, respectively, prior to the Closing; or (E) election under Section 108(i) of the Code related to a period prior to the Closing, in each case of subparts (A) through (E), with respect to the Business;
(xii)    no Transferred Entity is treated or has been treated for Tax purposes as a resident (or as having a permanent establishment or fixed place of business) in a country other than its country of its organization;
(xiii)    no written or, to the knowledge of the Sellers, oral claim has ever been made by a taxing authority in a jurisdiction where Tax Returns are not filed by or with respect to a Transferred Entity that it may be subject to taxation by that jurisdiction;
(xiv)    each agreement, contract, plan, or other arrangement that is a "nonqualified deferred compensation plan" subject to Section 409A of the Code (i) to which any of the Business Entities is a party or otherwise makes payments to a service provider, or (ii) which has otherwise been entered into by the Business (each, a "409A Plan") complies with and has been maintained in accordance with the requirements of Section 409A(a)(2), (3), and (4) of the Code and any United States Department of Treasury or IRS guidance issued thereunder and no amount under any such 409A Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code. Neither any of the Business Entities nor the Business has any actual or potential obligation to reimburse or otherwise ''gross‑up'' any Person for the interest or additional Tax set forth under Section 409A(a)(1)(B) or Section 4999 of the Code;
(xv)    none of the Transferred Entities or the Sellers is a party to any agreement, contract, arrangement or plan with respect to or related to the Business including, this Agreement, that could result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Section 280G of the Code (or any corresponding provision of state, local or non‑U.S. Law) and none of the Assumed Liabilities are Liabilities arising from such an agreement, contract, arrangement or plan; and
(xvi)    each of the Transferred Entities and each of the Sellers has properly collected and remitted sales and similar Taxes with respect to sales made to customers with respect to the Business, or have properly received and retained any appropriate Tax exemption certificates and other documentation for all sales made without charging or remitting sales or similar taxes that qualify such sales as exempt from sales and similar Taxes.
(b)    None of the Business Entities is a party to or bound by any Tax allocation or sharing Contract and none of the Assumed Liabilities arising from or under a Tax allocation or sharing Contract. None of the Transferred Entities (A) has been a member of a consolidated, combined, unitary or other similar group filing a consolidated income Tax Return (other than a Parent Consolidated Income Tax Return) or (B) has any Liability for the Taxes of any Person (other than any member of the Seller Group) under Treasury Regulations Section 1.1502‑6 (or any similar Law), as a transferee or successor, by contract, or otherwise.
(c)    The Guarantor has filed a consolidated federal income Tax Return with respect to the Transferred Entities for the taxable year immediately preceding the current taxable year and is eligible to make a Code Section 338(h)(10) election with respect to S‑L Snacks PB.
(d)    S‑L Snacks PB is, and has been since December 29, 2013, classified as a corporation for United States federal income Tax purposes; S‑L Snacks IA is, and has been since its time of formation, classified as an entity disregarded from its owner for United States federal income Tax purposes.
(e)    Asset Seller is registered for goods and services tax / harmonized sales tax purposes under Part IX of the Excise Tax Act (Canada) and its registration number is 10513 0157 RT 0001.
(f)    Asset Seller is not a non‑resident of Canada for purposes of the Income Tax Act (Canada).
Section 2.13    Environmental Matters. Except as set forth in Section 2.13 of the Seller Disclosure Schedule: (a) each of the Business Entities is presently, and has at all times during the past three (3) years been, in material compliance with all applicable Environmental Laws; (b) the Business Entities hold and at all times during the past three (3) years have been in all material respects in compliance with all material Business Permits necessary under applicable Environmental Laws for the conduct of the Business; (c) there has been no material Release or threat of Release of, any exposure to, or any contamination by, any Hazardous Material on, in, under, or from any real property at any time so as will give rise to Liability of the Business Entities under applicable Environmental Laws; (d) no Business Entities have caused, arranged or allowed, or contracted with any party for, the transportation, treatment, storage or disposal of any Hazardous Material except in material compliance with and as would not give rise to Liability under applicable Environmental Law; and (e) there are no Actions, Orders or notices of violation or Liabilities arising under Environmental Laws pending, or, to the knowledge of Sellers, threatened, against any of the Business Entities. The Sellers have provided access to the Purchaser Group to all environmental audit assessment reports and all other documentation, in each case, materially bearing on Liabilities of the Business under Environmental Laws in the possession or control of the Sellers or the Business Entities.
Section 2.14    Food Matters. Except as set forth in Section 2.14 of the Seller Disclosure Schedule, (a) each of the Business Entities is, and has at all times during the past three (3) years been, in material compliance with all Food Safety Laws applicable to the Business or the Purchased Assets with respect thereto, and each of them has obtained and is and has been in material compliance with all material Business Permits necessary under applicable Food Safety Laws for the conduct of the Business; (b) there has been no presence or Release of any food contaminants or adulterants, food poisoning, or any pests, mold or microbial agents with respect to the Business, or any products currently or formerly manufactured, distributed or sold by or on behalf of the Business Entities in connection with the Business, in each case that has given or would give rise to material Liabilities or obligations under Food Safety Laws; (c) none of the Business Entities in connection with the Business has received from any Person or been subject to any Action, Order, claim, investigation, or notice of violation or Liability arising under or related to any Food Safety Law, in each case, which remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date; and (d) the Business Entities have made available to the Purchaser Group any and all reports, studies, audits, records, sampling data, site assessments and all other documents materially bearing on food safety matters relating to the Business, the Business Entities or the Assumed Liabilities, which are in their possession or reasonable control.
Section 2.15    Sufficiency and Condition of Assets. At the Closing, after giving effect to the Sale, other than the Excluded Assets described in Section 1.3(g) and other than any other rights granted or conveyed to the Purchaser Group or its Affiliates pursuant to the Transition Services Agreement, the Sellers will convey to the Purchaser Group at the Closing all of the assets, properties, rights, remedies, Contracts, causes of action, choses in action, refunds (other than any Retained Tax Refunds), recoveries, rights of offset, reimbursements, demands and claims of every kind and description, wherever located, known or unknown, real, personal or mixed, tangible or intangible, matured or unmatured, accrued or contingent, now existing or hereafter acquired, that are used, held for use or are necessary to allow the Purchaser Group to, immediately after the Closing, conduct the Business in all material respects in the form and manner as conducted by the S‑L Entities during the twelve (12) months prior to the date hereof. The material tangible assets included in the Purchased Assets and the Business' material tangible assets owned by the Transferred Entities are all (a) free from any material defects, (b) have been maintained in accordance with normal industry practices and (c) are in all material respects in good operating condition and repair (subject to normal wear and tear consistent with the age and use of such assets).
Section 2.16    Title to Assets. Share Seller owns good and valid title to all of the Purchased Shares free and clear of all Liens. Asset Seller owns good and valid (and in the case of Owned Real Property, good and marketable, fee simple) title to, or a valid leasehold interest in, all of the Purchased Assets free and clear of all Liens (other than Permitted Liens) and, at Closing, Asset Seller will deliver to Canadian Purchaser good and valid title to all of the Purchased Assets free and clear of all Liens (other than Permitted Liens). At Closing, S‑L Snacks PB will own good and valid title to the Premium Cookie Line free and clear of all Liens (other than Permitted Liens). Each Transferred Entity has, and will have at and immediately following the Closing, good and valid title to, or subsisting leasehold interests in, all personal properties and assets which are material to the operation of the Business by such Transferred Entity, free and clear of all Liens (other than Permitted Liens).
Section 2.17    No Undisclosed Liabilities. Except as set forth on Section 2.17 of the Seller Disclosure Schedule or those Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Business Entities or the Business has or will have any Liability (including, for the avoidance of doubt, any Assumed Liability and any Liability arising out of or relating to the Premium Cookie Line) arising out of any transaction entered at or prior to the date hereof, or any action or inaction at or prior to the date hereof, or any state of facts existing at or prior to the date hereof, other than (i) Liabilities reflected on the Unaudited Financial Statements, (ii) Liabilities which have arisen after the Balance Sheet Date in the ordinary course of business (none of which is a Liability for breach of any Contract or warranty, any tort, any infringement or misappropriation, any Action or any violation of Law) and (iii) Liabilities under Material Contracts or under Contracts entered into in the ordinary course of business which are not Material Contracts (but not Liabilities for any breach of any such Contract).
Section 2.18    Intellectual Property.
(a)    Section 2.18 of the Seller Disclosure Schedule includes a true, complete and correct list of all patented or registered Intellectual Property Rights (or applications therefor) that are owned by each Business Entity, and that are owned by either of the Sellers and that are Related to the Business (the "Registered Business IP"). All Registered Business IP is valid, subsisting and enforceable and in full force and effect. With respect to any Intellectual Property Rights owned or purported to be owned by any Business Entity (including Registered Business IP), such Business Entity is the sole and exclusive owner of all right, title and interest in and to such Intellectual Property Rights. The Business Entities own (free from any Liens other than Permitted Liens) or are licensed to use all Intellectual Property Rights used in or necessary for the conduct of the Business (the "Business Intellectual Property Rights"). The Business Entities solely and exclusively own (free from any Liens other than Permitted Liens) all formulas and recipes used in the conduct of the Business. At Closing, S‑L Snacks PB will solely and exclusively own (free from any Liens other than Permitted Liens) the Weight Checker Foxpro 8 application. Neither of the Sellers nor any of their respective Affiliates owns any Intellectual Property Right Related to the Business except as is transferred to the Purchaser Group pursuant to this Agreement, provided to the Purchaser Group pursuant to the Transition Services Agreement or provided to the Purchaser Group pursuant to the Intellectual Property Agreement. Subject to the Sellers' rights as set forth in Intellectual Property Agreement, immediately subsequent to the Closing, the Intellectual Property Rights used in the Business will be owned by or available for use by the Purchaser Group on terms and conditions identical to those under which the Business Entities owned, or the Business Entities or the Business used, such Intellectual Property Rights immediately prior to the Closing.
(b)    (i) No Business Intellectual Property Right owned by any Business Entity is subject to any outstanding Order or Contract materially restricting the use thereof by the Business Entities or materially restricting the licensing thereof by the Business Entities to any Person; and (ii) neither the Business nor any Business Entity has infringed, misappropriated or otherwise violated, or is currently infringing, misappropriating or otherwise violating, in any material respect, any Intellectual Property Rights of any other Person, and, in each case, no S‑L Entity has received any written notices regarding any of the foregoing, including in the form of any demands, offers or invitations (including to customers of a Business Entity) to cease any activity or to obtain a license. To the knowledge of the Sellers, no Person is infringing, misappropriating, or otherwise violating any Business Intellectual Property Right. The Business and each Business Entity has taken reasonable measures to protect the confidentiality of its trade secrets and confidential and proprietary information.
(c)    All renewal and maintenance fees due and payable prior to Closing in respect of each of the pending and registered Business Intellectual Property Rights that are owned by any Business Entity have been paid in full by the Sellers or the relevant Business Entity. Each other action required to maintain and protect the pending and registered Business Intellectual Property Rights owned by any Business Entity has been taken by either of the Sellers or the relevant Business Entity. A Business Entity owns the entire right, title and interest in and to all Intellectual Property Rights conceived, developed, created, invented, modified or improved by all Persons who have contributed to or participated in the conception, development, creation, invention, modification or improvement of any Intellectual Property Rights by or on behalf of any

Business Entity or Related to the Business. No Person has asserted and no such Person has any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any such Intellectual Property Rights.
Section 2.19    Material Contracts. Section 2.19 of the Seller Disclosure Schedule includes a true, complete and correct list of all of the following Contracts to which any of the Business Entities or the Sellers or any Affiliate of the Sellers is a party or is bound as of the date of this Agreement and which is used by or Related to the Business:
(a)    any Contract (excluding purchase orders from customers received by the Business in the ordinary course of business and Contracts for the purchase of raw materials, including packaging, entered into in the ordinary course by the Business) reasonably expected to require consideration or payments to or from (or on behalf of) the Business in the aggregate in excess of $250,000 per year or in excess of $2,500,000 during the term of the Contract;
(b)    any Contract with any Material Supplier (including, for the avoidance of doubt, Contracts for the purchase of raw materials, including packaging, entered into in the ordinary course by the Business) pursuant to which any of the Business Entities or the Business will have executory obligations after the Closing;
(c)    any Contract containing a non‑compete restriction on the Business or which limits or purports to limit in any material respect the ability of the Business to engage in any line of business or conduct business in any geographic area;
(d)    any partnership, joint venture, strategic alliance, licensing arrangement or other similar Contract;
(e)    any guarantee, indemnity, surety bond, letter of credit, bank guarantee, keepwell agreement or other similar commitment, understanding or obligation relating to the Business;
(f)    any Contract under which any Business Entity has created, incurred or assumed any Debt or which otherwise creates indebtedness in a Business Entity or any Lien on the Business or the Purchased Assets (whether tangible or intangible);
(g)    any Contract relating to the acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of (i) any material portion of the Business, the Purchased Assets or the Assumed Liabilities or (ii) the assets or business of any other Person (other than purchases of products in the ordinary course of business), in each case, (A) involving a purchase price in excess of $5,000,000, (B) entered into by either of the Sellers or the Transferred Entities after December 31, 2010 or (C) under which the Business will have after the Closing Date any indemnification obligation or obligation with respect to an "earn‑out," contingent purchase price or similar payment obligation;
(h)    any Contract with (i) either of the Sellers or any Affiliate of either of the Sellers or (ii) any current or former officer, director, manager or employee of any Business Entity or any Affiliate of such individual, in the case of clause (ii), that is material to the Business, taken as a whole;
(i)    any Employment Agreement, Benefit Plan or any Contract (i) that provides for (A) any severance, retention, change of control or other similar payments, or (B) the employment or engagement of an individual on a full‑time, part‑time, consulting or other basis providing annualized compensation in excess of $75,000, or (ii) with any Business Employee, independent contractor or consultant (or similar arrangement) that is not terminable without penalty or further payment upon ninety (90) days or less notice or, in respect of Business Employees of Asset Seller, that is not terminable on the giving of reasonable notices in accordance with Law;
(j)    any Labor Agreement affecting Business Employees;
(k)    any Contract relating to the development, ownership, licensing or use of any Intellectual Property Rights or pursuant to which either of the Sellers or any of the Transferred Entities licenses, grants an option to license or covenants not to assert claims of infringement, misappropriation, dilution or other violation of, Intellectual Property Rights (in each case, other than licenses for non‑customized software commercially available on reasonable terms to the public generally with annual license, maintenance, support and other fees of less than $75,000 in the aggregate per year), including development agreements, consent‑to‑use agreements, and concurrent use agreements;
(l)    any Contract under which either of the Sellers or any of the Transferred Entities has advanced or loaned any amount to any Business Employees (or Former Business Employees) for which any amounts remain outstanding under such advance or loan;
(m)    any Contract, lease or sublease relating to the use or occupancy of real property;
(n)    any Contract, lease or sublease relating to the lease of personal property providing for aggregate annual rentals of $250,000 or more;
(o)    any agency, dealer, sales representative, marketing or other similar Contract;
(p)    any Contract containing exclusive rights or "most favored nation" or similar provisions;
(q)    any Contract with any Governmental Entity; and
(r)    any Contract not otherwise listed on Section 2.19 of the Seller Disclosure Schedule the termination of which could have a Material Adverse Effect on the Business.
Each Contract required to be listed on Section 2.19 of the Seller Disclosure Schedule pursuant to this Section 2.19 and any Contract entered into after the date hereof which would be required to be listed on Section 2.19 of the Seller Disclosure Schedule if in effect as of the date hereof (collectively, the "Material Contracts"), is, assuming the due authorization, execution and delivery of each party thereto other than any of the Business Entities or the Sellers or any Affiliate of the Sellers, a legal, valid and binding agreement and obligation of a Business Entity, a Seller or its Affiliates, as the case may be, and is in full force and effect, and no Business Entity or Seller or any of their respective Affiliates is in default or breach in any material respect (and no event has occurred that, with notice or lapse of time, would constitute such a default or breach) under the terms of any Material Contract. There are no material disputes pending or, to the knowledge of the Sellers, threatened with respect to any such Material Contract. No Seller or Business Entity or any of their respective Affiliates has received any written or, to the knowledge of the Sellers, oral notice of any intention to terminate, not renew, amend or modify any Material Contract (other than any request or demand to modify prices which the Business Entities have neither accepted nor are contractually obligated to accept). The Sellers have made available to the Purchaser Group true, complete and correct copies of each Material Contract.
Section 2.20    Real Property.
(a)    Section 2.20(a) of the Seller Disclosure Schedule sets forth, as of the date hereof, the address and legal description of all land, which together with all buildings, structures, improvements and fixtures located thereon and all easements and other rights and interests appurtenant thereto, is owned legally and beneficially in fee by any Business Entity (the "Owned Real Property"). Each Business Entity has good and marketable, fee simple title to each parcel of Owned Real Property owned in fee by it, free and clear of all Liens, except for Permitted Liens. No Business Entity has leased or otherwise granted any Person a right to use or occupy such Owned Real Property or any portion thereof. There do not exist any actual, pending or, to the knowledge of the Sellers, threatened condemnation, expropriation or eminent domain proceedings that affect any Owned Real Property in any material respect, and no S‑L Entity has received any written notice of the intention of any Governmental Entity or other Person to expropriate, take or use any Owned Real Property. Neither the Business nor any Business Entity is a party to any Contract (including any option) to purchase any real property interest therein or to otherwise dispose of or impair the right, title and interest of the Business or any Business Entity in and to the Real Property or the air, density and easement rights relating to the Real Property. Except as set forth on Section 2.20(a) of the Seller Disclosure Schedule, other than the rights of the Purchaser Group pursuant to this Agreement and other than any Permitted Liens, there are no outstanding options, rights of first offer, or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein. The Business Entities own or have a valid right to use all material Appurtenances necessary for the continued use and operation of the Real Property for the Business and, except as set forth on Section 2.20(a) of the Seller Disclosure Schedule, to the knowledge of the Sellers, none of the Contracts creating or governing such Appurtenances requires the consent of any other Person to the transactions contemplated by this Agreement.
(b)    Section 2.20(b) of the Seller Disclosure Schedule sets forth a true, complete and correct list of all leases, subleases, licenses or similar Contracts, including (i) municipal addresses and (ii) a description of all relevant documents including all material modifications, amendments, extensions, renewals, guaranties and other Contracts with respect thereto ("Leased Real Property Leases"), relating to any Business Entity's use or occupancy of real property that is owned by a third‑party, including any leases under which the Sellers or any of their respective Subsidiaries (other than any Business Entity) is tenant and provides the Business Entities with the use of some of such leased space ("Leased Real Property"), true, complete and correct copies of which, prior to the date hereof, have been made available to the Purchaser Group. With respect to each Leased Real Property (i) one of the Business Entities possesses a valid leasehold interest in such Leased Real Property, free and clear of all Liens, except for Permitted Liens; (ii) the related Leased Real Property Lease is legal, valid, binding, enforceable and in full force and effect (except to the extent enforcement may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles); (iii) the tenant under the related Leased Real Property Lease has quiet enjoyment and possession of such Leased Real Property; (iv) there are no existing defaults on the part of any Business Entity or to the knowledge of the Sellers, any other party to any Leased Real Property Lease and to the knowledge of the Sellers, no event has occurred which, with the delivery of notice or the passage of time, or both, would constitute a material breach or default, or permit the termination, modification, or acceleration of rent under such Leased Real Property Lease; (v) no Business Entity has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (vi) except as set forth on Section 2.20(b) of the Seller Disclosure Schedule, the assignment or transfer of the related Leased Real Property Lease pursuant to this Agreement does not require the consent of any other party to such Leased Real Property Lease, will not result in a breach of or default under such Leased Real Property Lease, or otherwise cause such Leased Real Property Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (vii) no security deposit or portion thereof deposited with respect to the related Leased Real Property Lease has been applied in respect of a breach or default under such Leased Real Property Lease which has not been re‑deposited in full; (viii) no Business Entity has collaterally assigned or granted any other security interest in the related Leased Real Property Lease or any interest therein; (ix) there are no Liens other than Permitted Liens on the estate or interest created by the related Leased Real Property Lease and (x) no Person has any option, right of first refusal or other similar right relating to the Leased Real Property except to the extent set forth in the applicable Leased Real Property Lease. There do not exist any actual, pending or, to the knowledge of the Sellers, threatened condemnation, expropriation or eminent domain proceedings that affect any Leased Real Property, and no S‑L Entity has received any written notice of the intention of any Governmental Entity or other Person to take or use any Leased Real Property.
(c)    Except as disclosed on Section 2.20(c) of the Seller Disclosure Schedule, the Real Property comprises all of the real property used in the Business. True, complete and correct copies of any (i) deeds, title insurance policies, certificates of title or title opinions relating to title to the Real Property; (ii) appraisals or valuations of the Real Property and (iii) surveys, real property reports, reference plans, aerial photographs or site plans of the Real Property (most recent versions only), in each case, within the possession or control of any S‑L Entity, have been made available to the Purchaser Group.
(d)    The Real Property is in all material respects in compliance with all applicable building, zoning, subdivision, health and safety and other land use Laws, including, without limitation, The Americans with Disabilities Act of 1990, as amended, and all insurance requirements affecting the Real Property (collectively, the "Real Property Laws"), and neither the current use or occupancy of the Real Property nor the operation of the Business thereon violates in any material respect any Real Property Laws. No S‑L Entity has received any written notice of violation of any Real Property Law and, to the knowledge of the Sellers, there is no basis for the issuance of any such notice or work order or the taking of any action for such violation. No S‑L Entity has made application for any minor variance, rezoning or official plan amendment in respect of any of the Real Property and the Sellers have no knowledge of any proposed or pending changes to any zoning regulation or official plan affecting the Real Property.
(e)    All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property (the "Improvements") are in working condition and repair in all material respects and sufficient for the operation of the Business. There are no structural deficiencies or latent defects affecting any of the Improvements and, to the knowledge of the Sellers, there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements (taken as a whole) in the operation of the Business.
(f)    Each parcel of Real Property has either direct access to a public street or municipal right of way adjoining the Real Property or indirect access through an easement to the Real Property, and such access is not dependent on any land or other real property interest which is not included in the Real Property. None of the Improvements or any portion thereof is dependent for its access, use or operation on any land, building, improvement or other real property interest which is not included in the Real Property. To the knowledge of the Sellers, no Improvements encroach on real property not forming part of the Real Property and no buildings, structures or other improvements on adjoining lands encroach upon the Real Property.
(g)    All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any Improvements on the Real Property have been fully paid (to the extent such payment is due) and no one is entitled to claim a lien under the Construction Lien Act (Ontario) or other similar Law for such work performed by or on behalf of the Business or any Business Entity.
(h)    All water, oil, gas, electrical, steam, compressed air, telecommunications, sewer, storm and waste water systems and other utility services or systems for the Real Property have been installed and are operational and sufficient for the operation of the Business as currently conducted thereon, and all hook‑up fees or other similar fees or charges have been paid in full. Each such utility service enters the Real Property from an adjoining public street or valid private easement in favor of the supplier of such utility service or appurtenant to such Real Property, and is not dependent for its access, use or operation on any land, building, improvement or other real property interest which is not included in the Real Property.
(i)    To the knowledge of the Sellers, the classification of each parcel of Real Property under applicable zoning Laws permits the use and occupancy of such parcel and the operation of the Business as currently conducted thereon, and permits the Improvements located thereon as currently constructed, used and occupied. To the knowledge of the Sellers, there are sufficient parking spaces, loading docks and other facilities at such parcel to comply with such zoning Laws. To the knowledge of the Sellers, the use or occupancy of the Real Property or any portion thereof or the operation of the Business as currently conducted is not dependent on a "permitted nonconforming use" or "permitted non‑conforming structure" or similar variance, exemption or approval from any Governmental Entity.
Section 2.21    Customers and Suppliers; Trade Allowances and Promotions.
(a)    Section 2.21(a) of the Seller Disclosure Schedule sets forth a true, complete and correct (a) list of the top twenty (20) customers of the Business on a consolidated basis by volume of sales to such customers (collectively, the "Material Customers") and (b) a list of the top ten (10) suppliers of the Business on a consolidated basis by volume of purchases from such suppliers (collectively, the "Material Suppliers"), for the fiscal years ended December 29, 2012 and December 28, 2013 and for the three (3)‑month period ended March 29, 2014. None of the S‑L Entities has received any written or, to the knowledge of the Sellers, oral indication from any Material Customer to the effect that, and, to the knowledge of the Sellers, none of the S‑L Entities has any reason to believe that, any such Material Customer will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, buying goods, products or services from the Business (whether as a result of the consummation of the transactions contemplated hereby or otherwise) as compared to the rate of, or terms (whether related to payment, price or otherwise) with respect to, buying goods, products or services from the Business for the three (3) month period ended March 29, 2014 or as in effect as of the date of this Agreement. None of the S‑L Entities has received any written, or to the knowledge of the Sellers, oral indication from any Material Supplier to the effect that, and, to the knowledge of the Sellers, none of the S‑L Entities has any reason to believe that, any such Material Supplier will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Business (whether as a result of the consummation of the transactions contemplated hereby or otherwise) as compared to the rate of, or terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Business for the three (3) month period ended March 29, 2014 or as in effect as of the date of this Agreement.
(b)    Section 2.21(b) of the Seller Disclosure Schedule sets forth a true, complete and correct list of all material discounts, allowances or rebates and all other materially preferential trade or price terms currently available to the Material Customers.
Section 2.22    Affiliate Transactions. Section 2.22 of the Seller Disclosure Schedule sets forth a true, complete and correct list of all Contracts between or among any S‑L Entity (on behalf of the Business) or the Business, on the one hand, and (a) any S‑L Entity or (b) any officer, director, managers or employee of a S‑L Entity in an executive position or above (or, to the knowledge of the Sellers, any family member of any of the foregoing), on the other hand. No S‑L Entity (other than a Business Entity) (i) has any claim or cause of action against any Business Entity or the Business or (ii) owes money to, or is owed money by, any Business Entity or the Business.

Section 2.23    Insurance. Section 2.23 of the Seller Disclosure Schedule contains a true, complete and correct list of the insurance policies currently maintained by, or for the benefit of, the Business, any Business Entity, any Purchased Asset or any Assumed Liabilities. Such policies currently are in full force and effect. No notice of cancellation or non‑renewal with respect to, or disallowance of any claim under, any such policy has been received by any S‑L Entity to the extent relating to the Business, any Business Entity, any Purchased Asset or any Assumed Liabilities and, to the knowledge of the Sellers, there is no threatened cancellation, non‑renewal, disallowance or reduction in coverage or claim with respect to any such policies.
Section 2.24    Guaranty. Concurrently with the execution of this Agreement, the Sellers have caused the Guarantor to deliver to the Purchaser Group the duly executed Guaranty, which provides for the Guarantor's guarantee of any payments and each other obligation owed by the Sellers to the Purchaser Group pursuant to the Transaction Documents. The Guaranty is in full force and effect and constitutes the valid and binding obligation of the Guarantor and no event has occurred which, with or without notice, lapse of time or both, would adversely affect the Guarantor's obligations, or the Purchaser Group's rights, under the Guaranty.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER GROUP
As of the date hereof and as of the Closing (except for representations and warranties that are as of a specific date, which shall be made only as of such date), each member of the Purchaser Group, jointly and severally, hereby represents and warrants to the Sellers as follows:
Section 3.1    Organization and Qualification; Subsidiaries. Each member of the Purchaser Group is a legal entity duly organized, validly existing and in good standing (where such status is applicable) under the Laws of the jurisdiction of its organization and each has all requisite organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly licensed or qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except, where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Person's ability to timely consummate the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party.
Section 3.2    Authority Relative to this Agreement. Each member of the Purchaser Group has all necessary corporate or other power and authority, and has taken all corporate or other action necessary, to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated by the Transaction Documents in accordance with the terms of the Transaction Documents. This Agreement has been, and each other Transaction Document to which a member of the Purchaser Group is a party when executed and delivered will be, as applicable, duly and validly executed and delivered by such member of the Purchaser Group and, assuming the due authorization, execution and delivery of the Transaction Documents by the Sellers and the other parties thereto, constitutes (or when so executed and delivered shall constitute) a valid, legal and binding agreement of such member of the Purchaser Group, enforceable against such member of the Purchaser Group in accordance with its terms, subject, as to the enforcement of remedies, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles.

Section 3.3    Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of any member of the Purchaser Group for the execution, delivery and performance by such member of the Purchaser Group of the Transaction Documents to which such member of the Purchaser Group is a party or the consummation by such member of the Purchaser Group of the transactions contemplated by the Transaction Documents to which such member of the Purchaser Group is a party, except compliance with any applicable Antitrust Laws. Assuming compliance with the item described in the preceding sentence, neither the execution, delivery and performance of the Transaction Documents to which such member of the Purchaser Group is a party by such member of the Purchaser Group nor the consummation by such member of the Purchaser Group of the transactions contemplated by the Transaction Documents to which such member of the Purchaser Group is a party will (a) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar governing documents) of such member of the Purchaser Group, (b) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration), give rise to a loss of benefit, or give rise to a purchase right, under, any of the terms, conditions or provisions of any material Contract to which such member of the Purchaser Group is a party or by which any of them or any of its properties or assets may be bound or (c) violate any Law applicable to such member of the Purchaser Group or any of its Subsidiaries or any of their respective properties or assets, except in the cases of clauses (b) and (c), for such breaches, violations, infringements or Liens that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such member of the Purchaser Group's ability to timely consummate the transactions contemplated by this Agreement.
Section 3.4    Financing.
(a)    The Purchaser Group has received and accepted an executed and binding commitment letter dated as of the date of this Agreement (the "Debt Commitment Letter"), a true, complete and correct copy of which is attached as Annex I‑A, from the financial institutions party thereto or party to any joinder thereto (the "Lenders") pursuant to which the Lenders have committed to provide, upon the terms and subject to the full satisfaction of the conditions set forth therein, up to the full amount of the debt financing stated therein (the "Debt Financing"). A true, complete and correct copy of the fee letter—subject to redaction in respect of fee amounts and other customary terms that do not affect the availability of the Debt Financing—executed in connection with the Debt Financing is attached as Annex I‑B (the "Fee Letter").
(b)    The Purchaser Group has also received a commitment letter dated as of the date of this Agreement (the "Alternative Debt Commitment Letter"), a true, complete and correct copy of which is attached as Annex II‑A, from the financial institutions party thereto or party to any joinder thereto (the "Alternative Lenders") pursuant to which the Alternative Lenders have committed to provide, upon the terms and subject to the full satisfaction of the conditions set forth therein, up to the full amount of the debt financing stated therein (the "Alternative Debt Financing"). A true, complete and correct copy of the fee letter—subject to redaction in respect of fee amounts and other customary terms that do not affect the availability of the debt financing contemplated by the Alternative Debt Commitment Letter—delivered in connection with the debt financing contemplated by the Alternative Debt Commitment Letter is attached as Annex II‑B (the "Alternative Fee Letter"). In the event that, after the date hereof, the Debt Commitment Letter is terminated in accordance with the terms of the Alternative Debt Commitment Letter then the Alternative Debt Commitment and Alternative Fee Letter shall thereupon immediately and automatically thereafter be deemed to be and to constitute the "Debt Commitment Letter" and "Fee Letter" for all purposes hereunder, the Alternative Debt Financing shall thereupon and automatically be deemed to be and to constitute the "Debt

Financing" for all purposes hereunder, and the Alternative Lenders shall thereupon immediately and automatically be deemed to be and to constitute the "Lenders" for all purposes hereunder.
(c)    Except as set forth in the Debt Commitment Letter and the Fee Letter, there are no conditions precedent or contractual contingencies of any kind whatsoever to the obligation of the Lenders to provide the full amounts of the Debt Financing. There are no side letters or other agreements, contracts or arrangements (except for the Debt Commitment Letter, the Fee Letter, the Alternative Debt Commitment Letter and the Alternative Fee Letter) affecting the availability of the Debt Financing or the Alternative Debt Financing, as applicable, to which the Purchaser Group is a party. Subject to the full satisfaction of the conditions set forth in Section 7.1 and Section 7.2, (i) the Purchaser Group does not have any reason to believe that any conditions to the Debt Financing will not be satisfied on the Closing Date, (ii) nor, as of the date hereof, does the Purchaser Group have knowledge that any Lender will not perform its obligations thereunder.
(d)    Assuming satisfaction of the conditions set forth in Section 7.1 and Section 7.2 and in the Debt Commitment Letter, and based on the facts and events of which the Purchaser Group has knowledge, the Debt Financing, if funded in accordance with the Debt Commitment Letter and Fee Letter, would provide the Purchaser Group with cash proceeds in an amount sufficient for payment of the Purchase Price and all other amounts payable by the Purchaser Group in accordance with the terms of this Agreement.
(e)    The Debt Commitment Letter is in full force and effect and is valid, binding and enforceable against the Purchaser Group, and, to the Purchaser Group's knowledge, the other parties thereto in accordance with their respective terms (except to the extent enforcement may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles), and, subject to the accuracy of the representations and warranties of the Sellers set forth in Article II, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach on the part of the Purchaser Group under the terms and conditions of the Debt Commitment Letter. Except for the Alternative Debt Commitment Letter and the Alternative Fee Letter, no amendment, restatement or other modification of the Debt Commitment Letter and no withdrawal, termination, amendment or modification of the financing commitments in the Debt Commitment Letter is contemplated by the Purchaser Group or, to the Purchaser Group's knowledge, any other party thereto. The Purchaser Group has paid in full any and all fees and expenses that are due and payable pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement, and will timely pay in full any such amounts as they become due.
Section 3.5    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission to be paid by the Sellers in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any member of the Purchaser Group.
Section 3.6    Acquisition of Purchased Shares for Investment. U.S. Purchaser is acquiring the Purchased Shares for investment and not (a) with a view toward or for sale in connection with any distribution thereof, or (b) with any present intention of distributing or selling the Purchased Shares, except in the cases of each of clauses (a) and (b), such views or intentions that would not cause such member of the Purchaser Group to be considered an "underwriter" (within the meaning of the Securities Act) in connection with the Share Sale. U.S. Purchaser acknowledges that the Purchased Shares have not been registered under the Securities Act or any state securities Laws, and agrees that the Purchased Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

Section 3.7    GST / HST Registration. Canadian Purchaser is registered for goods and services tax / harmonized sales tax purposes under Part IX of the Excise Tax Act (Canada), effective on or before Closing, and it shall provide its registration number to the Sellers promptly upon issuance of the same.
Section 3.8    No Other Representations or Warranties. Neither of the Sellers or any the Transferred Entities nor any of their respective agents, Affiliates, officers, directors, employees, representatives, nor any other Person made or shall be deemed to have made any representation or warranty as to any matter whatsoever, express or implied, oral or written, except as expressly set forth in the Transaction Documents or in any certificate delivered by the Sellers to the Purchaser Group in accordance with the terms thereof. Each member of the Purchaser Group has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Business Entities and the Business and acknowledges that, to the Purchaser Group's knowledge, each member of the Purchaser Group has been provided access for such purposes. Except for the representations and warranties expressly set forth in the Transaction Documents or in any certificate delivered to the Purchaser Group by the Sellers in accordance with the terms thereof, in entering into this Agreement, each member of the Purchaser Group acknowledges and agrees that it has only been induced by and has only relied upon the representations, warranties or statements expressly set forth in the Transaction Documents and in any certificate delivered by the Sellers to the Purchaser Group.
ARTICLE IV
COVENANTS
Section 4.1    Access to Books and Records.
(a)    From and after the date of this Agreement, the Sellers shall (and shall cause their respective Affiliates and Representatives to) (i) permit the Purchaser Group, its Debt Financing sources (including the Lenders and the underwriters and initial purchasers in any Bond Financing) and each of their respective Representatives to have reasonable access to the books and records, assets, Business Employees, facilities, Contracts and data of Sellers and the Business Entities and their respective Representatives which are Related to the Business, during normal business hours, upon reasonable notice, consistent with applicable Law and (ii) furnish to the Purchaser Group, its Debt Financing sources (including the Lenders and the underwriters and initial purchasers in any Bond Financing) and each of their respective Representatives such additional financial and operating data and other information regarding the Business (or true, complete and correct copies thereof) as the Purchaser Group, its Debt Financing sources (including the Lenders and the underwriters and initial purchasers in any Bond Financing) or any of their respective Representatives may from time to time reasonably request; provided, however, that the Sellers may withhold any document or information that is subject to any attorney‑client privilege.
(b)    For a period of seven (7) years after the Closing Date, at the Sellers' sole cost and expense, the Purchaser Group shall, and shall cause its Subsidiaries to, afford the Sellers and their Representatives, during normal business hours, upon reasonable notice, reasonable access to the books, records, properties and employees of the Business Entities solely to the extent relating to events, occurrences or facts arising prior to Closing that such access may be reasonably requested by the Sellers, including in connection with financial reporting and accounting matters, for reports or filings required with any Governmental Entities; provided, however, that the Purchaser Group and its Subsidiaries may withhold any document or information that is subject to any attorney‑client privilege. Any information provided to the Sellers or their Representatives in accordance with this Section 4.1 shall be held and treated as Confidential Information for the purposes of this Agreement and shall be kept confidential to the same extent as Confidential Information was kept confidential by the Sellers prior to the Closing Date.

(c)    For a period of seven (7) years after the Closing Date, (i) in order to facilitate the resolution of any claims made against or incurred by the Purchaser Group or any of its Affiliates relating to the Business and for purposes of compliance with securities, environmental, employment and other Laws, each of the Sellers and their respective Affiliates shall (A) retain the books and records relating to the Business relating to periods prior to the Closing which shall not otherwise have been delivered to the Purchaser Group and (B) upon reasonable notice, afford the Representatives of the Purchaser Group reasonable access (including the right to make copies), during normal business hours, to such books and records and (ii) the Purchaser Group shall cause the Transferred Entities to hold all books and records received by it on the Closing Date pursuant to the terms hereof and not to destroy or dispose of any thereof without first offering to the Sellers in writing at least thirty (30) days prior to such destruction or disposition to surrender them to the Sellers.
Section 4.2    Confidentiality.
(a)    The terms of that certain confidentiality letter agreement, dated as of October 22, 2012, by and between the Guarantor and Wind Point Partners are incorporated into this Agreement by reference; provided, that, from and after the date hereof, notwithstanding anything to the contrary in such letter agreement, (i) U.S. Purchaser shall be substituted for and replace Wind Point Partners as a party thereto in all respects and for all purposes, (ii) the Purchaser Group's debt and equity financing sources (including lenders in any bank financing and any underwriters, initial purchasers or prospective purchasers in any bond financing) and each of their respective Representatives shall be "Representatives" as defined in, and for all purposes of, such letter agreement and (iii) U.S. Purchaser and its Representatives (as defined in such letter agreement) shall be permitted to use "Evaluation Material" (as defined in such letter agreement) in all manners contemplated by this Agreement, including, for the avoidance of doubt, to consummate the transactions contemplated by the Transaction Documents (including the Debt Financing), in the case of each of the foregoing clauses (i), (ii) and (iii), retroactive to October 26, 2012 (such letter agreement as modified pursuant to the foregoing clauses (i), (ii) and (iii), the "Confidentiality Agreement"). For the avoidance of doubt, any information provided to the Purchaser Group, its debt financing sources (including the Lenders in the Debt Financing and the underwriters, initial purchasers and prospective purchasers in any Bond Financing) or any of their respective Representatives in accordance with Section 4.1, Section 4.3, Section 4.13 or otherwise pursuant to this Agreement shall be considered "Evaluation Material" under, and shall be subject to the terms of, the Confidentiality Agreement. If the Closing occurs, the Confidentiality Agreement shall automatically terminate as of the Closing with regard to Evaluation Material concerning or relating to the Business, the Purchased Assets, the Assumed Liabilities, the Purchased Shares or the Transferred Entities. If, for any reason, the Closing does not occur, the Confidentiality Agreement (for the avoidance of doubt, as amended pursuant to the first sentence of this Section 4.2(a)) shall continue in full force and effect.
(b)    From and after the Closing, each of the Sellers shall, and shall cause each member of Seller Group (and shall use their commercially reasonable efforts to cause each of the respective Affiliates and Representatives of the foregoing to), (i) not use information solely concerning or solely relating to the Business, the Purchased Assets, the Assumed Liabilities, the Purchased Shares or the Transferred Entities (other than in connection with the preparation and presentation of disclosures permitted pursuant to the following clause (ii)), (ii) except as required by Law or the rules of any national securities exchange, not disclose to any Person (other than any advisor, consultant, agents or Representatives owing a confidentiality obligation to the Sellers) information concerning or relating to the Business, the Purchased Assets, the Assumed Liabilities, the Purchased Shares or the Transferred Entities (the "Company Confidential Information") and (iii) take commercially reasonable actions to prevent the use or disclosure of Company Confidential Information. Any information provided to the Sellers or their Representatives in accordance with Section 4.3, Section 4.13 or otherwise pursuant to this Agreement shall be treated as Company

Confidential Information for the purposes of this Agreement. This Section 4.2(b) shall not apply to disclosure of Confidential Information (i) to the extent that it becomes generally known to the public through no fault of the Sellers or any of their respective Affiliates or their respective representatives; (ii) to the extent that it is required to be disclosed by Law, by a rule of a listing authority by which the shares of any of the Sellers' Affiliates are listed, a stock exchange on which such shares are listed or traded or by a Governmental Entity, provided that the disclosure shall to the extent permissible by Law be made after (A) consultation with the Purchaser Group to the extent permitted by Law and (B) allowing the Purchaser Group the reasonable opportunity to contest such disclosure; or (iii) to an adviser on a confidential basis for the purpose of advising the Sellers in connection with the transactions contemplated by this Agreement, provided that such disclosure is reasonably necessary for these purposes, this Section 4.2(b) applies to any disclosure by the adviser and the Sellers remain liable for any breach of this Section 4.2(b) by any such Person.
(c)    The Sellers shall (and shall cause their respective Affiliates to) assign to a Transferred Entity prior to Closing confidentiality agreements and undertakings given by any other potential buyer of the Business, the Business Entities or the Transferred Entities or the Purchased Assets, but, subject to Section 4.14, to the extent related to Company Confidential Information and to the extent that such assignment is not expressly prevented by the terms of such agreements and undertakings. Following the Closing, the Sellers will send a letter in a form reasonably acceptable to the Purchaser Group to the other parties to such agreements and undertakings authorizing the Purchaser Group to recover all information (as defined in such agreements or undertakings) or requesting certification of its destruction to the Purchaser Group in each case in accordance with the terms of such agreements and undertakings.
Section 4.3    Efforts.
(a)    Subject to the terms and conditions set forth in this Agreement, each of the Sellers and the Purchaser Group shall use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Sale and the other transactions contemplated by this Agreement as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, including in connection with any Antitrust Law (all of the foregoing, collectively, the "Governmental Consents"); (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated this Agreement. To the extent any out‑of‑pocket fees or expenses are required to be paid to third parties in connection with the transfer at Closing, or the use by the Purchaser Group or its Affiliates following the Closing, of contractual rights or licenses related to software used in the Business, the Sellers and the Purchaser Group shall each pay fifty percent (50%) of all such fees or expenses; provided, however, the Sellers shall, jointly and severally, pay one hundred percent (100%) of any such fees and expenses (A) payable pursuant to the SAP Contract or any Contracts with Oracle Corporation or its Affiliates or (B) which constitute Losses for which the Purchaser Indemnified Parties would otherwise be indemnified pursuant Section 9.2, subject to the terms of Article IX.
(b)    Subject to the terms and conditions herein provided and without limiting the foregoing, the Purchaser Group and the Sellers shall (i) make or cause to be made, as soon as reasonably practicable, all appropriate notification filings, forms and submissions required under any Antitrust Laws with the Governmental Entities identified in Section 4.3(b) of the Seller Disclosure Schedule on or prior to the date which is five (5) Business Days following the date hereof; and (ii) cooperate with each other in (A)

determining whether any filings are required to be made with, or Governmental Consents are required to be obtained from, any other Governmental Entities or third parties in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) to the extent not made prior to the date of this Agreement or otherwise, making, or causing to be made, as soon as reasonably practicable, all such applications and filings and seeking all such actions or nonactions, licenses, permits, orders, clearances, waivers, authorizations, expirations or terminations of waiting periods, notifications, clearances, consents and approvals. Each Party shall supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any Governmental Entity, including by complying at the earliest reasonably practicable date with any request under or with respect to any Governmental Consent and any such other applicable Laws for additional information, documents or other materials received by the Sellers or the Purchaser Group or any of their respective Affiliates from any Governmental Entity in connection with such applications or filings or the transactions contemplated by this Agreement. The Purchaser Group shall be responsible for paying one hundred percent (100%) of all filing fees of all Parties associated with all appropriate notification filings, forms and submissions required under the HSR Act.
(c)    Further, and without limiting the generality of the rest of this Section 4.3, each of the Parties shall cooperate, as promptly as practicable, in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and shall, subject to applicable Law, promptly (i) furnish to the other such necessary information and reasonable assistance as the other Parties may request in connection with the foregoing; (ii) inform the other Parties of any material communication from, with or to any Governmental Entity regarding any of the transactions contemplated by this Agreement; and (iii) provide counsel for the other Parties with copies of all filings made by such Party, and all correspondence between such Party (and its advisors) with any Governmental Entity and any other information supplied by such Party and such Party's Subsidiaries to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement. Each Party shall, subject to applicable Law and attorney‑client privilege, permit counsel for the other Parties to review in advance, and consider in good faith the views of the other Parties in connection with, any proposed written communication, draft filing, correspondence or submission to any Governmental Entity in connection with the transactions contemplated by this Agreement. The Parties shall not participate, or to permit their Subsidiaries to participate, in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other Parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other Parties the opportunity to attend and participate.
Section 4.4    Further Assurances. From time to time, from and after the Closing Date, each of the Sellers and the Purchaser Group will, without any further consideration, cooperate with the other Parties and execute and deliver (or cause to be executed and delivered) all instruments, including instruments of conveyance, novation, assignment and transfer, and make all filings with, and to obtain all consents, under any permit, license, agreement, indenture or other instrument or regulation, and to take all such other actions as each of the Parties may reasonably request from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of the Transaction Documents.
Section 4.5    Conduct of Business. From and after the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except as (a) otherwise expressly permitted by this Agreement, (b) required by Law or disclosed in Section 4.5 of the Seller Disclosure Schedule or (c) as the Purchaser Group shall otherwise consent to in advance in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Sellers shall (and shall cause their respective Affiliates (including each Business Entity) to) (w) conduct the Business in the ordinary course of business of the Business consistent with past practice, (x) use their respective commercially reasonable efforts to preserve intact the Business, the Business Entities' respective business organizations and maintain its existing relations and goodwill with Governmental Entities, customers, suppliers, creditors, employees, lessors and agents, (y) not enter into any Contract that, if such Contract had been entered into on or prior to the date hereof, would be required to be disclosed on Section 2.19 of the Seller Disclosure Schedule and (z) not, directly or indirectly, take any action or omit to take any action that, if such action had been taken or omitted to be taken on or prior to the date hereof, would be required to be disclosed on Section 2.6(b) of the Seller Disclosure Schedule.
Section 4.6    Public Announcements. Except as required by Law or the rules of any national securities exchange, each of the Parties shall (and shall cause their respective Affiliates and Representatives to) obtain the prior consent of the other Parties (which consent shall not be unreasonably conditioned, withheld or delayed) before issuing any press releases or any public statements or announcements with respect to this Agreement and the transactions contemplated by this Agreement; provided, that, (i) prior to any such release, statement or announcement as required by Law or the rules of any such exchange, the Person required to issue the release, statement or announcement shall use its commercially reasonable efforts to allow the other Parties reasonable time to comment thereon in advance of such issuance and (ii) following any such release, statement or announcement as required by Law or the rules of any such exchange, the Person required to issue the release, statement or announcement (and its Affiliates and Representatives) may, without the prior consent of the other Parties, respond to ordinary course inquiries from financial analysts in a manner consistent with past practice and, to the extent applicable, consistent with the information contained in such release, statement or announcement; provided, further, however, that (a) following the Closing, each of the Parties may issue any press releases or any public statements or announcements regarding this Agreement and the transactions contemplated hereby, (b) the Purchaser Group and its Affiliates may provide ordinary course communications regarding this Agreement and the transactions contemplated hereby to existing or prospective general and limited partners, equityholders, members, managers and investors of any Affiliates of such Person and (c) the Purchaser Group, its debt financing sources (including the Lenders in the Debt Financing and the underwriters, initial purchasers and prospective purchasers in any Bond Financing) or any of their respective Representatives may make public statements or announcements regarding this Agreement and the transactions contemplated hereby as may be necessary in connection with the Debt Financing.
Section 4.7    Collections; Outstanding Checks. After the Closing, the Sellers shall (and shall cause their respective Affiliates to) maintain all bank and depository accounts established for, or utilized by, the Business prior to Closing for at least one hundred eighty (180) days following Closing to accept customer deposits and payments on receivables included within the Purchased Assets and allow all "cut" but uncashed checks written by the Sellers or an Affiliate thereof prior to the Closing on behalf of the Business to clear such bank and depository accounts. The Sellers shall, once every week following the Closing Date, remit or cause to be remitted to the Purchaser Group by wire transfer of immediately available funds, any customer deposits and payments on receivables or included within the Purchased Assets which are received by the Sellers or their respective Affiliates, after any prior remittance to the Purchaser Group in accordance with this Section 4.7 (net of any accounts payable of the Business paid by the Sellers on behalf of the Business) and any original supporting documentation that accompanies any such deposits or payments whether in electronic or physical form.
Section 4.8    Intercompany Accounts. Prior to the Closing, the Sellers shall (and shall cause their respective Affiliates to) use reasonable best efforts to cause all accounts in respect of Intercompany Payables or Intercompany Receivables to be settled, except for Continuing Intercompany Payables, Continuing Intercompany Receivables and those accounts listed in Section 4.8 of the Seller Disclosure Schedule. Notwithstanding anything to the contrary contained herein, any costs, expenses, Tax, Liabilities or obligations that arise as a result of or in connection with the settlement of accounts pursuant to this Section 4.8 shall be borne solely by the Sellers, and the Sellers shall, jointly and severally, indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against such costs, expenses, Taxes, liabilities or obligations and any related Losses.
Section 4.9    Termination of Intercompany Agreements. At or prior to the Closing, all Contracts, including all obligations to provide goods, services or other benefits, between the Sellers or any of their respective Affiliates (other than any Business Entity), on the one hand, and any Business Entity, on the other hand, shall be terminated without any party having any continuing obligation to the other, except for this Agreement. Notwithstanding anything to the contrary contained herein, any costs, expenses, Tax, Liabilities or obligations that arise as a result of or in connection with the settlement of agreements pursuant to this Section 4.9 shall be borne solely by the Sellers, and the Sellers shall, jointly and severally, indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against such costs, expenses, Taxes, liabilities or obligations and any related Losses.
Section 4.10    Use of Names, etc.
(a)    As soon as reasonably practicable following the Closing and, in any event, within ten (10) days thereafter, the Purchaser Group shall (a) cause all of the organizational documents of the Transferred Entities to be amended to eliminate the words "Snyder", "Lance", "S‑L" and "S‑L Snacks" and any word or expression derived therefrom or confusingly similar thereto, (b) cause such amendments to the organizational documents of each of the Transferred Entities to be filed, as appropriate or necessary, with all Governmental Entities to reflect the elimination of such words and the change of such names, and (c) take all other actions necessary to accomplish the foregoing amendments and filings. For the avoidance of doubt, the Purchaser Group shall acquire no interest whatsoever in the names "Snyder", "Lance", "S‑L" and "S‑L Snacks" and any word or expression derived therefrom or confusingly similar thereto. As soon as reasonably practicable following the Closing and, in any event, within one hundred eighty (180) days thereafter, the Purchaser Group shall (i) cause the removal of all Trademarks related to the Sellers and not Related to the Business from all assets of the Business and (ii) take all other actions reasonably necessary to accomplish the foregoing matters, including any notifications, filings or other actions required by any Governmental Entity; provided, however, that during such one hundred eighty (180) day period, the Purchaser Group may continue to use such Trademarks in a manner consistent with past practice. Notwithstanding the foregoing, the Purchaser Group and its Affiliates may use such Trademarks at all times after the Closing as required by applicable Law or in a neutral, non‑trademark manner to describe the history of the Business.
(b)    As soon as reasonably practicable following the Closing and, in any event, within ten (10) days thereafter, the Sellers shall (a) cause all of the organizational documents of Asset Seller to be amended to eliminate the words "Tamming Foods" and any word or expression derived therefrom or confusingly similar thereto, (b) cause such amendments to the organizational documents of the Asset Seller to be filed, as appropriate or necessary, with all Governmental Entities to reflect the elimination of such words and the change of such names, and (c) take all other actions necessary to accomplish the foregoing amendments and filings.
Section 4.11    Insurance. From and after the Closing Date, the Transferred Entities and the Purchased Assets shall cease to be insured by the Sellers' or their Affiliates' (other than the Transferred Entities') insurance policies or Contracts or programs of self‑insurance. Notwithstanding the foregoing, the Sellers shall, and shall cause their respective Affiliates to, ensure that the Purchaser Group and each Transferred Entity shall to the extent permissible under such insurance policies (a) with respect to events or circumstances (whether known or unknown) relating to the Business, the Purchased Assets or the Assumed Liabilities that occurred or existed prior to Closing and that are covered by any such insurance policy be entitled after Closing to make a claim under such insurance policy and (b) with respect to any open claims notified to and filed with the relevant insurer by or on behalf of the Business prior to Closing under any of the insurance policies issued in the name of a member of Seller Group, continue to have the benefit of such claim. Where Canadian Purchaser, U.S. Purchaser or any Transferred Entity does so claim as permitted pursuant to this Section 4.11, (i) the Sellers shall cause each member of Seller Group to make or continue to pursue, or permit Canadian Purchaser, U.S. Purchaser or any Transferred Entity to make or continue to pursue, any claims for the benefit of Canadian Purchaser, U.S. Purchaser or any Transferred Entity concerned and in doing so consult with and act upon the reasonable instructions of Canadian Purchaser, U.S. Purchaser or any Transferred Entity; (ii) the Purchaser Group shall use reasonable best efforts to provide such information and assistance as the Sellers may reasonably request in connection with any such claims; (iii) Asset Seller (with respect to any claims relating to the Purchased Assets and Assumed Liabilities) covenants to pay to Canadian Purchaser promptly on receipt an amount equal to any net proceeds received or realized from such claims; and (iv) the Purchaser Group shall reimburse the Sellers for any out‑of‑pocket expenses suffered or incurred by any member of the Seller Group in respect of any claim made pursuant to this Section 4.11.
Section 4.12    Litigation Support. In the event and for so long as any Party is prosecuting, contesting or defending any Action by a third‑party unrelated to and independent of any Party hereto or their respective Affiliates in connection with (a) any transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, the Purchased Assets, the Assumed Liabilities or the Transferred Entities, the other Parties shall, and shall cause their respective Affiliates (and its and their officers and employees) to, at the first Party's cost and expense, cooperate in such prosecution, contest or defenses, including preserving applicable privileges and making available its personnel, and provide such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense.
Section 4.13    Financing.
(a)    The Purchaser Group shall use its reasonable best efforts to take, or cause to be taken, all appropriate actions and do, or cause to be done, all things necessary, proper or advisable under applicable Law to arrange and obtain the proceeds of, the Debt Financing as promptly as reasonably practicable on the terms and conditions described in the Debt Commitment Letter and the Fee Letter (including, if required by the Lenders pursuant to the Fee Letter, the "flex" provisions), including to, (i) until the execution of the Financing Definitive Agreements, maintain in effect the Debt Commitment Letter; (ii) negotiate definitive agreements (any such agreements, the "Financing Definitive Agreements") with respect to the Debt Financing consistent with the terms and conditions contained in the Debt Commitment Letter and the Fee Letter (or on such other terms as the Purchaser Group and the its debt financing sources (including the Lenders in the Debt Financing and the underwriters, initial purchasers and prospective purchasers in any Bond Financing) shall agree so long as the terms of the Financing Definitive Agreements (1) do not reduce the aggregate amount of the Debt Financing set forth in the Debt Commitment Letter (except to the extent of an increase in the aggregate amount of a Bond Financing), (2) do not contain additional or materially modified conditions or other contingencies to the funding of the Debt Financing than those contained in the Debt Commitment Letter (and in no event shall any such modified conditions or contingencies increase the conditionality of the Debt Financing) and (3) are otherwise not reasonably likely to impair or delay the Closing or the date on which the Debt Financing would otherwise be obtained) and deliver to the Sellers a complete, correct and executed copy thereof as promptly as practicable after execution thereof; (iii) satisfy on a timely basis all conditions to the Debt Financing applicable to and within the control of the Purchaser Group set forth in the Debt Commitment Letter or the Financing Definitive Agreements, as applicable, and comply in all respects with its obligations under the Debt Commitment Letter; and (iv) upon the satisfaction of all conditions to the Closing hereunder and the satisfaction of all conditions to obtaining the Debt Financing, consummate the Debt Financing at the Closing; provided, however, that the foregoing shall not require the Purchaser Group to initiate, file or maintain any Actions against any of its debt financing sources (including the Lenders in the Debt Financing and the underwriters, initial purchasers and prospective purchasers in any Bond Financing) or their respective Representatives in the event of a breach by any such Person of an obligation under the Debt Commitment Letter or otherwise in connection with the Debt Financing or any Bond Financing.
(b)    The Purchaser Group shall not, without the prior written consent of the Sellers, (A) permit any amendment, replacement, supplement or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or the Financing Definitive Agreements (provided, that the Purchaser Group may amend, replace, supplement or modify the Debt Commitment Letter without any such Seller consent (I) with the Alternative Debt Commitment Letter or (II) if such amendment, replacement, supplement, modification, waiver or remedy (x) does not contain additional conditions or contingencies to the funding of the Debt Financing relative to those contained in the Debt Commitment Letter, (y) does not reduce the aggregate amount of the Debt Financing (except as otherwise permitted hereunder), or (z) is otherwise not reasonably expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement) or (B) terminate or permit termination of any of the Debt Commitment Letter or the Financing Definitive Agreements, other than in accordance with their terms (including, for the avoidance of doubt, any termination thereof in connection with the replacement of the commitments thereunder with the commitments under the Alternative Debt Commitment Letter); provided, that, notwithstanding the foregoing, no consent of the Sellers shall be required for any amendment, replacement, supplement or modification to, or any waiver of any material provision or material remedy under, the Debt Commitment Letter or the Financing Definitive Agreements that is limited to adding lenders, lead arrangers, bookrunners, syndication agents or similar agents that have not executed the Debt Commitment Letter as of the date hereof or resulting from the implementation or exercise of any "flex" provisions in the Debt Commitment Letter. The Purchaser Group shall promptly after execution deliver to the Sellers copies of any amendment, replacement, supplement, modification or waiver to the Debt Commitment Letter (other than the Alternative Debt Commitment Letter and Alternative Fee Letter) or Financing Definitive Agreements; provided, that solely in the case of any fee letters, copies thereof that have been redacted in respect of fee amounts and other customary terms that do not affect the availability of the Debt Financing.
(c)    Notwithstanding anything to the contrary in Section 4.13(a) or Section 4.13(b), (i) the Purchaser Group's efforts to consummate a Bond Financing as an alternative source of financing in connection with the consummation of the transactions contemplated hereby shall not be considered to breach or otherwise violate Section 4.13(a) or Section 4.13(b) so long as the Purchaser Group otherwise complies with its obligations thereunder and (ii) the Purchaser Group's efforts to consummate the debt financing contemplated by the Alternative Debt Commitment Letter as an alternative source of financing in connection with the consummation of the transactions contemplated hereby shall not be considered to breach or otherwise violate Section 4.13(a) or Section 4.13(b) so long as the Purchaser Group otherwise complies with its obligations thereunder.
(d)    The Purchaser Group shall (i) give the Sellers prompt notice of any breach or default by any party to the Debt Commitment Letter, the Financing Definitive Agreements or any Alternative Debt Financing of which the Purchaser Group obtains knowledge and (ii) upon the written request of the Sellers, otherwise keep the Sellers reasonably informed of the status of the Purchaser Group's efforts to arrange the Debt Financing (or replacement thereof). As soon as reasonably practicable, but in any event within three (3) Business Days after the date the Sellers deliver to the Purchaser Group a written request, the Purchaser Group shall provide any information reasonably requested by the Sellers relating to any circumstance referred to in clause (i) of the immediately preceding sentence. If the Purchaser Group becomes actually aware that any portion of the Debt Financing or any Alternative Debt Financing has become unavailable on the terms and conditions contemplated in, or pursuant to the terms and conditions of, the Debt Commitment Letter and Fee Letter (other as a result of a breach by the Sellers of this Agreement which prevents or renders impracticable the consummation of the Debt Financing), the Purchaser Group will (1) use its reasonable best efforts to obtain as promptly as practicable alternative debt financing (in an amount sufficient to consummate the transactions contemplated by this Agreement on the terms contemplated hereby, including the payment of the Purchase Price) on economic terms and conditions equivalent or not materially less favorable taken as a whole (and on other terms and conditions equivalent or not materially less favorable in the aggregate) to the Purchaser Group than those contained in the Debt Commitment Letter and the Fee Letter (taking into account any "flex" provisions) that would not have any of the effects specified in Section 4.13(b) from the same or other sources and enter into Financing Definitive Agreements with respect thereto (which agreements will be considered "Alternative Debt Financing"), and (2) promptly notify the Sellers of such unavailability and the reason therefor. The provisions of this Section 4.13 shall apply to any Alternative Debt Financing obtained mutatis mutandis.
(e)    Prior to the Closing, the Sellers shall provide and shall cause their respective Affiliates and their respective directors, officers, managers, employees, consultants, counsel, accountants, agents, advisors, equityholders and other representatives (with respect to any Person, the foregoing are collectively referred to as such Person's "Representatives"), including legal and accounting advisors, to use their respective reasonable best efforts to provide all cooperation reasonably requested by the Purchaser Group, its debt financing sources (including the Lenders in the Debt Financing and the underwriters, initial purchasers and prospective purchasers in any Bond Financing) and each of their respective Representatives in connection with the arrangement of the Debt Financing or any Bond Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Sellers or their Affiliates), including:
(i)    participating, upon reasonable advance notice, in meetings, conference calls, drafting sessions, presentations, road shows (it being understood that the only employee who shall be required to participate in any road shows shall be Tyler Cook), due diligence sessions, sessions with rating agencies and assisting in obtaining ratings in connection with the Debt Financing or any Bond Financing;
(ii)    assisting, upon reasonable advance notice, with the preparation of materials for rating agency presentations, lender presentations, registration statements, offering documents, private placement memoranda, bank information memoranda and similar documents required in connection with the Debt Financing or any Bond Financing, including execution and delivery of customary representation letters, authorization letters, confirmations and undertakings (including with respect to the presence or absence of material non‑public information and the accuracy of the information contained in the disclosure and marketing materials);
(iii)    facilitating reasonable due diligence by prospective debt financing sources (including the Lenders in the Debt Financing and the underwriters, initial purchasers and prospective purchasers in any Bond Financing);
(iv)    furnishing, at least three (3) Business Days prior to the anticipated Closing Date, all documentation and other information required by regulatory authorities under applicable "know your customer" and anti‑money laundering rules and regulations, including the PATRIOT Act;

(v)    furnishing as promptly as reasonably practicable with such financial, statistical and other data and information (including pro forma financial statements and other projections) regarding the Business, the Business Entities, the Purchased Assets, the Assumed Liabilities and the collateral that will secure the Debt Financing or any Bond Financing as may be reasonably requested, including providing any such financial, statistical and other data and information that is referred to in the Debt Commitment Letter or is customary for a Bond Financing (including the unaudited financial statements of the Business as of the end of any quarterly period ended after the date hereof and such other financial statements or information required to be included in a registration statement on Form S‑1 with respect to a debt offering registered under the Securities Act, and in compliance with Regulation S‑X and Regulation S‑K under the Securities Act), or as otherwise reasonably required in connection with the Debt Financing or any Bond Financing and the transactions contemplated by this Agreement;
(vi)    providing monthly financial statements (excluding footnotes) for the Business within twenty‑one (21) days of the end of each month prior the Closing Date (all such information in Section 4.13(e)(i) through this Section 4.13(e)(vi), the "Required Information");
(vii)    using best efforts to cause KPMG LLP to provide reasonable cooperation and assistance as reasonably requested (including any permission as may be required from KPMG LLP in connection with the use of the Required Information including its consent to include any audited financial statements in any filings required under the Securities Act in connection with the Debt Financing or any Bond Financing);
(viii)    obtaining customary accountant's reports and letters (including comfort letters), appraisals, surveys, engineering reports, collateral audits and appraisals, field examinations, environmental and other inspections to all Real Property for such purposes), title insurance and other documentation and items relating to the Debt Financing as reasonably requested;
(ix)    executing and delivering, as of the Closing Date, a certificate of the Chief Financial Officer of each of the Sellers and Transferred Entities with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing or any Bond Financing (including cooperation in connection with the pay‑off of existing Debt and the release of related Liens);
(x)    taking actions necessary to (A) permit prospective debt financing sources (including the Lenders in the Debt Financing and the underwriters, initial purchasers and prospective purchasers in any Bond Financing) to evaluate the Businesses' current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing Date and (B) assist to establish or maintain, effective as of the Closing Date, bank and other accounts and blocked account agreements and lock box arrangements in connection with the Debt Financing or any Bond Financing;
(xi)    obtaining waivers, consents, estoppels and approvals from other parties to material leases, Liens and Contracts to which any Business Entity or the Business is a party or otherwise bound and to arrange discussions with other parties to such material leases, Liens and Contracts as of the Closing Date; provided, that any fees paid in connection with obtaining such approvals will be borne solely by the Purchaser Group; and
(xii)    authorizing and permitting the use of the logos of "Lance Canada" and "Lance Private Brands" in connection with the Debt Financing or any Bond Financing.

The foregoing notwithstanding, none of the S‑L Entities (including any Transferred Entity with respect to the period prior to the Closing) shall be required to (1) pay any commitment or other similar fee or to incur any other out‑of‑pocket cost or expense to a third‑party (except as may be promptly reimbursed by the Purchaser Group) in connection with, or to be an issuer or other obligor with respect to, the Debt Financing or a Bond Financing or (2) pass resolutions or consents authorizing the execution, approval of or consummation of the Debt Financing or to execute and deliver any Financing Definitive Agreements. The Sellers on behalf of themselves and the other S‑L Entities, hereby expressly authorizes the use of the financial and other information provided pursuant to the Section 4.13 for purposes of the Debt Financing, and as of the date hereof, represents and warrants that neither Seller is not aware of any limitation on the use of such financial or other information except as otherwise provided herein.
(f)    The Sellers will use its reasonable best efforts to promptly (in light of the timing and stage of the Debt Financing) provide notice to the Purchaser Group if any Required Information contains any untrue statement of a material fact or omits to state any material fact, and update and correct any such Required Information as may be necessary such that such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading. For the avoidance of doubt, the Purchaser Group may, to most effectively access the financing markets, require the cooperation of the Sellers under Section 4.13(e) at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date. In addition, the Sellers will, at such time as the Purchaser Group reasonably requests, supplement to keep current the Required Information and provide any supplements to the Purchaser Group so that the Purchaser Group may most effectively access the financing markets.
(g)    If, in connection with a marketing effort for the Debt Financing or a Bond Financing the Purchaser Group reasonably determines it necessary to include material non‑public information with respect to the Business in a customary information memorandum or other offering documents for such Debt Financing or Bond Financing and, in connection therewith, requests that the Sellers or their respective Affiliates file a current report on Form 8‑K pursuant to the Exchange Act with respect thereto, then, the Sellers or such Affiliates shall file such current report on Form 8‑K following the Purchaser Group's review of, and reasonable satisfaction with, such filing (it being acknowledged and agreed that such filing shall reflect reasonable comments of the Purchaser Group).
Section 4.14    Assignment of Contracts; Approvals and Consents; Novation.
(a)    Notwithstanding anything in this Agreement to the contrary, unless and until such consent is obtained, this Agreement shall not constitute an assignment or transfer of any Contract or any permit, license, certificate, registration or other similar authorization included within the Purchased Assets if (i) any assignment or transfer thereof (whether by operation of law or otherwise), without the consent, approval or waiver of any Person other than any S‑L Entity, would constitute a breach or other contravention thereof or be ineffective with respect to any party thereto or would violate any applicable Law and (ii) such consent, approval or waiver has not been obtained at or prior to the Closing (each, a "Deferred Asset").
(b)    With respect to any such Deferred Asset, the Sellers shall (and shall cause their respective Affiliates to) cooperate with the Purchaser Group and (i) for a period of one hundred eighty (180) days following the Closing Date, use their commercially reasonable efforts to obtain, or cause to be obtained, all consents and approvals required to assign or transfer such Deferred Asset to the Purchaser Group and (ii) upon obtaining the requisite consents, approvals, waivers or amendments thereto, assign all rights associated with such Deferred Asset to the Purchaser Group, in each case, without the payment of any consideration by the Purchaser Group or any of its Affiliates or agreement by any such Person to any adverse amendments, modifications or waivers of any material terms in order to obtain such consents. The Purchaser Group shall cooperate with the Sellers and use its commercially reasonable efforts to obtain such consents and approvals only to the extent that the corresponding benefit is actually received by the Purchaser Group and its Affiliates.
(c)    If any consent or approval required to assign or transfer any Deferred Asset is not obtained at or prior to Closing, then, until the time such consent is obtained following the Closing Date, (i) the Sellers shall (and shall cause their respective Affiliates to) and the Purchaser Group shall use commercially reasonable efforts to provide the Purchaser Group and its Affiliates the maximum allowable use of the Deferred Assets (which shall include, at a minimum, the economic benefits of such Deferred Assets), including by establishing an agency type or other similar arrangement reasonably satisfactory to the Purchaser Group under which the Purchaser Group and its Affiliates would obtain, to the fullest extent practicable, the claims, rights and benefits and assume the corresponding liabilities and obligations thereunder from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement) and (ii) to the extent permitted by Law, the Sellers shall (and shall cause their respective Affiliates to) exercise, enforce and exploit, only at the direction of and for the benefit of the Purchaser Group, any and all claims, rights and benefits of such Seller arising in connection with such Deferred Asset. During such period and without further consideration, (A) the Sellers will promptly pay, assign and remit to the Purchaser Group when received all monies and other consideration relating to the period after the Closing Date received by either of the Sellers or any of their respective Affiliates under any Contract or any claim, right or benefit arising thereunder not transferred pursuant to this Section 4.14 and (B) the Purchaser Group will promptly pay, perform or discharge when due any Liability arising thereunder after the Closing Date.
Section 4.15    Exclusivity.
(a)    The S‑L Entities shall, and shall cause their respective Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person conducted heretofore by the S‑L Entities or any of their respective Representatives with respect to any Acquisition Transaction.
(b)    From the date hereof until the earlier to occur of (x) the valid termination of this Agreement pursuant to the terms and conditions set forth herein and (y) the Closing, the Sellers shall not, and shall cause their respective Affiliates and Representatives not to, directly or indirectly, (i) solicit, encourage, initiate, endorse, cooperate with or otherwise encourage or facilitate (including by way of furnishing non‑public information or data) any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Transaction, or any inquiry, proposal or offer that could reasonably be expected to lead to any Acquisition Transaction, (ii) conduct any discussions, enter into any negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) other than as required pursuant to applicable securities Laws, provide any non‑public financial or other confidential or proprietary information regarding the Business, the Business Entities, the Purchased Shares or the Purchased Assets (including this Agreement and any other materials containing the Purchaser Group's proposed terms and any other financial information, projections or proposals regarding the Business, the Business Entities, the Purchased Shares or the Purchased Assets) to any Person (other than the Parties and their Representatives), or provide access to any Person to the properties, assets, officers or employees of any of the Business Entities or the Business, in each case in connection with an Acquisition Transaction, (iv) approve or recommend any Acquisition Transaction (except the transactions contemplated by this Agreement), or (v) enter into any letter of intent, definitive acquisition agreement, agreement in principle, merger agreement, option agreement, joint venture agreement, partnership agreement or any other similar Contract requiring any of the S‑L Entities to abandon, terminate or breach its obligations hereunder or fail to consummate the transactions contemplated by the Transaction Documents or otherwise relating to an Acquisition Transaction. If any S‑L Entity or their Representatives receives an unsolicited inquiry, proposal or offer by any Person (other than the Purchaser

Group) with respect to or relating to an Acquisition Proposal, the Sellers shall notify the Purchaser Group promptly of such inquiry, proposal or offer and shall communicate to the Purchaser Group in reasonable detail the material terms of any such inquiry, proposal or offer (but not the name of the offeror).
Section 4.16    Title Insurance and Surveys. From the date hereof until the earlier to occur of (x) the valid termination of this Agreement pursuant to the terms and conditions set forth herein and (y) the Closing, each of the Sellers shall (and shall cause their respective Affiliates to) use their commercially reasonable efforts to assist the Purchaser Group in obtaining the Title Policies and Surveys in form and substance reasonably satisfactory to the Purchaser Group, including removing from title any Liens which are not Permitted Liens, all at the sole cost and expense of the Purchaser Group. Each of the Sellers shall be required to provide (or to cause their respective Affiliates to provide): (a) an owner's title affidavit to Chicago Title Insurance Company ("Title Company") with respect to (i) work that could result in mechanics' or materialmen's liens affecting the Real Property (and any accompanying lien release from workmen or materialmen related thereto as required by the Purchaser Group or Title Company) and (ii) tenants or any other third party in possession of (or with a possessory interest in) any applicable Owned Real Property under unrecorded leases or other agreements, and otherwise in such form as may be customary in the applicable Real Property jurisdiction, (b) such evidence as may be reasonably required by Title Company of the Sellers' authority to complete the transactions contemplated by this Agreement, (c) a gap indemnity in such form as may be customary in the applicable Real Property jurisdiction, (d) an affidavit sufficient to provide non‑imputation coverage and (e) such other affidavits, documents or indemnities to Title Company prior to the Closing Date as reasonably necessary for Title Company to issue such Title Policy to the Purchaser Group. The Purchaser Group shall indemnify the Seller Indemnified Parties for any liability of the Sellers to Title Company, if, as an accommodation to the Purchaser Group, the Sellers provides any representation or warranty to Title Company in obtaining any Title Policy that is more extensive than the matters described in clauses (a), (b), (c), (d) and (e) of the preceding sentence, but only to the extent such liability is based on such more extensive representation or warranty and to the extent such liability exceeds the liability either of the Sellers had or would have had to the Purchaser Group pursuant to this Agreement for the facts, circumstances or occurrences giving rise to such liability to Title Company.
Section 4.17    Manager and Officer Indemnification. The provisions of the articles of organization (as amended and as currently in effect as of the Closing) and the provisions of the operating agreement (as amended and as currently in effect as of the Closing) of each of the Transferred Entities relating to indemnification of the managers and officers of each such Transferred Entity for periods prior to the Closing shall remain substantially similar to such provisions of such articles of organization and operating agreement as in effect as of the Closing and shall not be amended or repealed in any manner adverse to the former managers or officers of such Transferred Entity until at least six (6) years following the Closing Date. The provisions of this Section 4.17 are intended to be for the benefit of each manager or officer entitled to indemnification under the provisions of the articles of organization (as amended and as currently in effect as of the Closing) and the provisions of the operating agreement (as amended and as currently in effect as of the Closing) of each of the Transferred entities relating to indemnification of managers and officers of each such Transferred Entity (and each such Person's heirs and successors) and each such Person shall be an express third party beneficiary of this Section 4.17.
ARTICLE V
EMPLOYEE MATTERS COVENANTS

Section 5.1    Employees.
(a)    Sellers agree to take such actions as are necessary to transfer the employment of any Business Employees listed on Section 11.1 of the Seller Disclosure Schedule who primarily perform services in the United States and are not employed by a Business Entity to a Business Entity prior to the Closing Date. Section 11.1 of the Seller Disclosure Schedule lists the Business Employees located in Guelph, Ontario to whom the Purchaser Group will offer employment. No later than ten (10) days prior to the Closing Date, the Asset Seller will provide the Purchaser Group with an updated list to reflect new hires and terminations after the date hereof. Such Business Employees shall be referred to herein as the "Offered Employees". Members of the Purchaser Group shall, at least seven (7) days prior to the Closing Date, offer employment to all Offered Employees in writing who are actively employed or on vacation as of the Closing, effective as of the Closing Date. Members of the Purchaser Group shall, at least seven (7) days prior to the Closing Date, offer employment to all Offered Employees who are on permitted leaves of absence as of the Closing, with such offers contingent on such individuals actually returning to active employment with the Purchaser Group within a period with respect to which such individuals have reinstatement or reemployment rights pursuant to applicable law or, for the employees on disability leave, when they are able to return to work whether with or without accommodation, and the employment of such Offered Employees on leave shall be effective only as of the date on which each such individual actually commences employment with a member of the Purchaser Group. The terms of all such offers of employment shall include salary / base wages and vacation entitlement that shall be no less favorable than that provided to such Offered Employee immediately prior to the Closing Date as set forth in Section 11.1 of the Seller Disclosure Schedule and such other terms (including bonus opportunity, variable compensation, material allowances, location and benefits) to each such Offered Employee shall be substantially similar in the aggregate to such other terms and conditions of employment of each such Offered Employees' employment immediately prior to the Closing Date to the extent set forth in Section 11.1 of the Seller Disclosure Schedule. The Purchaser Group shall recognize the hire date for each Hired Employee, as listed in Section 5.1 of the Seller Disclosure Schedule, for all purposes. Those Offered Employees accepting such offers of employment and actually commencing employment with the Purchaser Group are hereinafter referred to as "Hired Employees". Each of the Parties shall use reasonable best efforts to cooperate with each other in order to facilitate the offers of employment to be made pursuant to this Section 5.1(a) and the on‑boarding of the Hired Employees to Purchaser Group's payroll and benefit plans. The Purchaser Group shall provide the Sellers with copies of the offers of employment to be made to the Offered Employees at least two (2) days prior to the delivery of such offers. Business Employees employed by the Transferred Entities immediately prior to the Closing will continue in employment with the Transferred Entities immediately following the Closing and shall be referred to as "Transferred Employees" at that time.
(b)    The Sellers shall be responsible for and shall cause the other S‑L Entities to, jointly and severally, indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against any and all Losses and Liabilities of any kind arising out of the employment of the Business Employees with either Seller or their respective Affiliates up to (but not including) the Closing Date (or later date under Section 5.1(a) in case of a Business Employee with a hire date after the Closing Date or who never commences employment with the Purchaser Group as the result of being on a permitted leave as of the Closing Date or rejecting an offer of employment under Section 5.1(a)), including all Losses and Liabilities relating to workers compensation claims based on injuries or illnesses occurring prior to the Closing, and for any Losses and Liabilities of any kind arising out of the termination of employment by the Asset Seller, whether actual or constructive or otherwise, of any Business Employees of the Asset Seller who do not become Hired Employees, including, all claims relating to severance, termination pay, pay in lieu of notice of termination and similar obligations, whether arising under Contract, applicable Law or otherwise, except to the extent such severance, termination pay, pay in lieu of notice of termination and similar obligations arise as a result of the Purchaser Group's failure to offer employment to Business Employees in accordance with Section 5.1(a). The Purchaser Group shall be responsible for and each member of the Purchaser Group shall, jointly and severally, indemnify, defend and hold harmless the Seller Indemnified Parties from and against any and all Losses or Liabilities of any kind arising out of the employment of the Transferred Employees and the Hired Employees with any member of the Purchaser Group or their respective Affiliates from and after the Closing Date (or later hire date under Section 5.1(a) in case of a Business Employee with a hire date after the Closing Date as the result of being on a permitted leave as of the Closing Date) including all Losses and Liabilities relating to workers compensation claims based on injuries or illnesses occurring after the Closing and for any Losses and Liabilities of any kind arising out of the termination of employment of any Transferred Employee or Hired Employee by any member of the Purchaser Group or their respective Affiliates, whether actual or constructive, or otherwise, including all claims relating to severance, termination pay, pay in lieu of notice of termination and similar obligations arising under Contract, applicable Law or otherwise, or arising out of the Purchaser Group's failure to offer employment to the Business Employees in accordance with Section 5.1(a). Without limiting the generality of the foregoing, and for greater certainty, Asset Seller shall pay to Business Employees employed by Asset Seller all compensation accrued or owing (including salary, wages, and vacation pay) and other amounts accrued or owing up to the Closing Date (or later date under Section 5.1(a) in case of a Business Employee with a hire date after the Closing Date or who never commences employment with the Purchaser Group as the result of being on a permitted leave as of the Closing Date or rejecting an offer of employment under Section 5.1(a)), with it being understood that any such amounts paid by Asset Seller in respect of salary or wages shall be reflected in the calculation of Working Capital as a reduction in the related accrual included in Current Liabilities by an equivalent amount, without duplication of any prior or concurrent reduction thereof with respect thereto.
Section 5.2    Vesting. The Sellers shall take (and shall cause their respective Affiliates to take) all such actions as are necessary to fully vest all Business Employees' accrued benefits and account balances (to the extent not already fully vested) under all deferred compensation and retirement plans maintained by the Sellers or their Affiliates in which such Business Employees' participate immediately prior to the Closing Date. The Parties shall take (and shall cause their respective Affiliates to take) such actions as are necessary to allow Transferred Employees to elect distributions and rollovers (including notes associated with plan loans) of their account balances under and from the 401(k) plan maintained by the Sellers and their Affiliates in which the Transferred Employees participate prior to the Closing Date to the 401(k) plan maintained by the U.S. Purchaser or its Affiliates in which the Transferred Employees will be eligible to participate from and after the Closing Date, without placing such plan loans into default as long as such rollovers occur prior to the end of the calendar quarter following the calendar quarter in which the Closing Date occurs.
Section 5.3    Canadian Benefit Plans. Effective as of the Closing Date, the Purchaser Group shall establish or otherwise designate benefit plans (the "Purchaser Benefit Plans") to provide benefits to the Hired Employees in respect of the period on and after the Closing Date. For greater certainty, nothing in this Agreement shall limit the right of the Purchaser Group to, after the Closing Date, amend or terminate in whole or in part any Purchaser Benefit Plans, nor shall anything in this Agreement require any Purchaser Benefit Plans to replicate any particular benefit provided under a Canadian Benefit Plan. Effective as of the Closing Date, each Hired Employee shall cease to participate in and accrue benefits under the Canadian Benefit Plans, and shall commence participation in the Purchaser Benefit Plans on and after the Closing Date subject to, and in accordance with, the terms of the applicable Purchaser Benefit Plan. The Sellers shall be responsible, in accordance with the terms of the applicable Canadian Benefit Plan, for any and all claims Incurred by the Hired Employees (and their eligible spouses, beneficiaries or dependents) prior to the Closing Date. The Purchaser Group shall be responsible, in accordance with the terms of the applicable Purchaser Benefit Plan, for any and all claims Incurred by the Hired Employees (and their eligible spouses, beneficiaries or dependents) on and after the Closing Date.

Section 5.4    No Third‑Party Beneficiaries. Nothing contained herein, express or implied (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, (ii) shall alter or limit any member of the Purchaser Group's or its Affiliates' ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement, (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment or (iv) is intended to confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third‑party beneficiary of this Agreement.
ARTICLE VI
TAX MATTERS
Section 6.1    Tax and Bulk Sales Indemnity by the Sellers. The Sellers shall jointly and severally, indemnify, defend and hold harmless each member of the Purchaser Group and each of its Affiliates (including the Transferred Entities, effective upon Closing) (each, a "Purchaser Tax Indemnitee") from and against, and shall pay (as incurred) on behalf of (or reimburse) each Purchaser Tax Indemnitee in respect of, all Losses that such Purchaser Tax Indemnitee may suffer or incur or be assessed, or become subject to, in each case, as a result of, in connection with or attributable to (without duplication): (i) any Indemnified Taxes; (ii) any Taxes attributable to any breach of any covenant or agreement of, or any representation or warranty contained in Section 2.12 made by, either of the Sellers contained in this Agreement; (iii) any Transfer Taxes that are for the account of either of the Sellers pursuant to Section 6.13; and (iv) any failure to comply with the Bulk Sales Act (Ontario) or any other Canadian "bulk sales," "bulk transfer" or similar Canadian Laws in connection with this Agreement or the transactions contemplated thereby, including, for the avoidance of doubt, Section 6 of the Retail Sales Act (Ontario) and any equivalent or corresponding provision under any other applicable Canadian provincial or territorial Tax legislation.
Section 6.2    Straddle Periods. In the case of any Taxes calculated by reference to a Straddle Period, Taxes of the Business shall be apportioned for purposes of this Agreement between the period ending on the Closing Date and the period following the Closing Date based on (i) in the case of Taxes that are either (x) based upon or related to income, payroll, sales or receipts, or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible) including withholding Taxes, be deemed equal to the amount that would be payable if the tax period ended at the close of business on the Closing Date; and (ii) in the case of Taxes other than those described in the foregoing clause (i), be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. Notwithstanding the foregoing, for purposes of this Article VI, any transaction occurring on the Closing Date but after the Closing that actually occurs outside the ordinary course of business shall be deemed to have occurred on the first day after the Closing Date.
Section 6.3    Filing Responsibility; Tax Refunds.
(a)    For all Pre‑Closing Periods, Share Seller shall cause the Transferred Entities to join in each Parent Consolidated Income Tax Return and, in jurisdictions requiring separate reporting from the Sellers, to file separate company state and local income Tax Returns. Share Seller shall, at its own cost, timely prepare and file, or shall cause to be timely prepared and filed, in accordance with applicable Law, any Tax Return required to be filed by or with respect to any of the Transferred Entities for all Pre‑Closing Periods (each such Tax Return described in this sentence and the preceding sentence, a "Seller Tax Return"). All Seller Tax Returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable Law. Share Seller shall make available to the Purchaser Group for its review such Tax Returns (or, in the case of Parent Consolidated Income Tax Returns that are not with respect to federal income Taxes, a pro forma Tax Return for the Transferred Entities) and applicable work papers to the extent related to the Transferred Entities (other than any Parent Consolidated Income Tax Return with respect to federal income Taxes) at least ten (10) days prior to the filing of such Tax Return, and each such Tax Return shall be subject to the Purchaser Group's comment and approval (not to be unreasonably withheld, conditioned or delayed) with such comment and approval to be limited to items that reasonably may impact the Transferred Entities or the Business in a Post‑Closing Period. The Parties shall act in good faith to resolve any such dispute during a period of at least five (5) days prior to the date on which the relevant Tax Return is required to be filed. If the Parties cannot resolve any disputed item prior to the expiration of that period, the item in question shall be resolved by an independent accounting firm mutually acceptable to Share Seller and the Purchaser Group. Share Seller shall timely pay or shall cause the timely payment of all Taxes shown to be due on Seller Tax Returns.
(b)    The Purchaser Group shall, at its own cost, prepare and file, or shall cause to be prepared and filed, in accordance with applicable Law and the past custom and practice employed with respect to the Transferred Entities if in accordance with applicable Law, all Tax Returns required to be filed by or with respect to the Transferred Entities for all Straddle Periods. All such Tax Returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable Law. The Purchaser Group shall make available to Share Seller for its review Such Tax Returns and applicable work papers at least ten (10) days prior to the filing of any such Tax Return and each such Tax Return shall be subject to Share Seller's comment and approval (not to be unreasonably withheld, conditioned or delayed). The Purchaser Group will pay all Taxes owed with respect to such Tax Returns. Share Seller shall promptly reimburse the Purchaser Group for the amount of any Taxes paid by the Purchaser Group with respect to such Tax Returns to the extent the Taxes are attributable to the Transferred Entities for the portion of the Straddle Periods ending on the Closing Date (as determined under Section 6.2). For the avoidance of doubt, the Purchaser Group shall prepare and file any Tax Return with respect to the Transferred Entities for any Tax period beginning after the Closing Date.
(c)    The Sellers shall cause (i) Share Seller and the Transferred Entities not to make an election under Code Section 336(e) with respect to the transactions contemplated by this Agreement and (ii) Guarantor not to attach such an election under Code Section 336(e) to any Parent Consolidated Income Tax Return.
(d)    Share Seller shall be entitled to any cash refund of Taxes of the Transferred Entities with respect to any Pre‑Closing Period, and Purchaser Group shall pay over to the Sellers any such amounts within thirty (30) days after the receipt of such cash refund (net of any costs or Taxes of the Transferred Entities, Purchaser Group or its Affiliates attributable to such cash refund of Taxes and any Taxes required to be withheld on such payment); provided, however, that Purchaser Group shall be entitled to retain, and shall not pay over, any amounts taken into account as an item in Purchase Price or relating to a carryback of an attribute generated or attributable to any Post‑Closing Period; and, provided further, that Share Seller or its Affiliates shall promptly repay the full amount received from the Purchaser Group if the Purchaser Group, any of its Affiliates, or the Transferred Entities are required to return any amount of the refund (plus any cost related to the refund and any penalties, interest or other charges imposed by the relevant taxing authority) to any taxing authority.
Section 6.4    Tax Contests. Notwithstanding anything in this Agreement to the contrary, the Purchaser Group shall give prompt written notice to the Sellers of any commencement of a Tax audit or other Tax proceedings with respect to the Purchased Assets or the Transferred Entities that may give rise to the Sellers' obligation to make any payment pursuant to this Agreement. The Sellers shall have the right, at their own expense, to control any such Tax audit or Tax proceedings, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment relating to any Tax Return of Sellers or any Parent Consolidated Income Tax Returns ("Seller Tax Contest"); provided, that, with respect to any item the adjustment of which reasonably could adversely affect the Tax liability of the Purchaser Group, the Business or the Transferred Entities in a Post‑Closing Period (in each case, other than related to any Seller Tax Contest of any Parent Consolidated Income Tax Return with respect to federal income Taxes), the Sellers shall consult with the Purchaser Group with respect to the resolution of such issue, and not settle such issue, or file any Tax Return relating to such issue, without the consent of the Purchaser Group (not to be unreasonably withheld, conditioned or delayed). In the event the resolution of a Seller Tax Contest with respect to the Transferred Entities for federal income Taxes reasonably could adversely affect the Tax liability of the Purchaser Group, the Business or the Transferred Entities in a Post‑Closing Period, Share Seller shall provide written notification to Purchaser Group of the resolution of such issues. The Purchaser Group shall have the right, at its own expense, to control any other Tax audit, proceeding, or contest, and resolve and defend against any other assessment, notice of deficiency, or other adjustment or proposed adjustment relating to Taxes with respect to the Purchased Assets, the Business or the Transferred Entities that is not a Seller Tax Contest, but the Sellers shall have the right to participate at their own expense if the outcome of such proceeding could cause the Sellers to become obligated to make any payment pursuant to this Agreement or could adversely affect the Tax liabilities of Seller Group; provided, that, with respect to any item the adjustment of which could cause Sellers to become obligated to make any payment pursuant to this Agreement or could adversely affect the Tax liabilities of Seller Group, the Purchaser Group shall consult with Sellers with respect to the resolution of such issue, and not settle such issue, or file any amended Tax Return relating to such issue, without the consent of the Sellers (not to be unreasonably withheld, conditioned or delayed).
Section 6.5    Cooperation and Exchange of Information. Each Party shall, and shall cause its Affiliates to, provide to the other Parties such cooperation, documentation and information as either of them reasonably may request in (a) filing any Tax Return; (b) determining a liability for Taxes or an indemnity obligation under this Article VI; (c) conducting any Tax audit, contest or similar proceeding; or (d) determining an allocation of Taxes between a Pre‑Closing Period and Post‑Closing Period. Such cooperation and information shall include promptly providing reasonably requested powers of attorney and copies of all relevant Tax Returns and other relevant schedules, work papers, records and other documents. Each Party shall (and shall cause its Affiliates to) retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters of the Transferred Entities with respect to any Pre‑Closing Period until sixty (60) days after the expiration of the relevant statute of limitations (including any valid extensions). Thereafter, a Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party's own expense. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided. Notwithstanding anything in this Agreement, the Purchaser Group shall have no right to inspect or review any Parent Consolidated Income Tax Return (other than a pro forma return for the Transferred Entities that are not with respect to federal income Taxes).
Section 6.6    Tax Sharing Agreements. All Tax sharing Contracts binding upon any Transferred Entity shall be terminated prior to the Closing Date and, after the Closing Date, the Purchaser Group and their Affiliates shall not be bound thereby or have any Liability thereunder.
Section 6.7    Coordination. Claims for indemnification with respect to Taxes shall be governed exclusively by this Article VI and the provisions of Article IX shall not apply.
Section 6.8    Survival. The indemnification obligations contained in this Article VI shall survive the Closing Date until sixty (60) days following the expiration of the applicable statutory periods of limitation for the assessment or imposition of Taxes (including all periods of extensions whether automatic or permissive).
Section 6.9    Tax Treatment of Payments. For all purposes, including any Tax Return, the Sellers, the Purchaser Group, the Transferred Entities and their respective Affiliates shall treat any and all payments under this Article VI or Article IX as an adjustment to the purchase price for Tax purposes unless required to do otherwise by applicable Tax Laws or pursuant to the good faith resolution of a Tax Claim. For greater certainty, any such adjustment to the Purchase Price shall be allocated among the Purchased Assets and the Purchased Shares in accordance with Section 6.11. If any payment made pursuant to this Agreement is deemed by the Excise Tax Act (Canada) to include goods and services tax or harmonized sales tax, or is deemed by any applicable Canadian provincial or territorial legislation to include a similar value added or multi‑staged tax, the amount of such payment shall be increased accordingly.
Section 6.10    Section 338 Elections. Share Seller and the U.S. Purchaser shall join (or cause to join) in making an election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and non‑U.S. Tax Law) with respect to the purchase and sale of the Transferred Entities hereunder (collectively, a "Code §338(h)(10) Election"). Within ninety (90) days of the Closing, U.S. Purchaser shall prepare and deliver to the Sellers an allocation of the Purchase Price (to the extent attributable to Share Seller as determined pursuant to Section 6.11) and the liabilities of the Transferred Entities (plus other relevant items) amongst the assets of the Transferred Entities (the "§338 Allocation") in accordance with Section 338 of the Code and the Treasury Regulations promulgated thereunder. Share Seller shall execute (or cause to be executed) and deliver to U.S. Purchaser such documents or forms as are reasonably requested to complete properly the Code §338(h)(10) Election. U.S. Purchaser, the Transferred Entities, and the Guarantor and Share Seller shall file, and shall cause their Affiliates to file, all Tax Returns and statements, forms and schedules (including IRS Form 8883) in connection therewith in a manner consistent with the Code §338(h)(10) Election and the §338 Allocation and shall take no position contrary thereto unless required to do so by a change in applicable Tax Laws. The Purchaser Group, the Guarantor, and the Sellers shall promptly inform one another of any challenge by any Governmental Entity to any allocation made pursuant to this Section 6.10 and shall consult with one another, and keep one another informed with respect to, the status of, and any discussion, proposal or submission with respect to, such challenge. The §338 Allocation shall be modified to reflect any adjustment to the Purchase Price after the Closing (to the extent attributable to Share Seller), as reasonably determined by Purchaser Group.
Section 6.11    Purchase Price Allocation. Not less than three (3) Business Days prior to the anticipated Closing Date, the Purchaser Group shall prepare and deliver to the Sellers a preliminary allocation of the Purchase Price and Asset Seller Non‑Contingent Assumed Liabilities (plus other relevant items) amongst the Purchased Assets and including an allocation of such amount to the Purchased Assets located in each province and an allocation between Real Property and other property, to be used for calculating the amount(s) of Transfer Taxes to be remitted by Asset Seller or self‑assessed by Canadian Purchaser to the relevant Governmental Entities, and the Purchased Shares (the "Preliminary Purchase Price Allocation"). Within thirty (30) days of the determination of the Final Adjustment Statement, the Purchaser Group shall prepare and deliver to the Sellers a final allocation of the Purchase Price and Asset Seller Non‑Contingent Assumed Liabilities (plus other relevant items) amongst the Purchased Assets and the Purchased Shares (the "Final Purchase Price Allocation"). The Preliminary Purchase Price Allocation and the Final Purchase Price Allocation shall be prepared in accordance with applicable Law. The Parties shall file, and shall cause their Affiliates to file, all Tax Returns and statements, forms and schedules (including IRS Form 8594, if applicable) in connection therewith in a manner consistent with this Section 6.11 and shall take no position contrary thereto unless required to do so by a change in applicable Laws. The Purchaser Group and the Sellers shall promptly inform one another of any challenge by any Governmental Entity to any allocation made pursuant to this Section 6.11 and shall consult with one another, and keep one another informed with respect to, the status of, and any discussion, proposal or submission with respect to, such challenge. The Final Purchase Price Allocation shall be modified to reflect any adjustment to the Purchase Price after the Closing, as reasonably determined by Purchaser Group. Prior to the Closing, the Parties shall engage Valuation Research Corporation to prepare a valuation of the Purchased Assets (the "Purchased Assets Valuation") and the Parties shall use reasonable best efforts to cooperate with each other in order to facilitate the completion of the Purchased Assets Valuation not less than five (5) Business Days prior to the anticipated Closing Date. In connection therewith, the fees and expenses of Valuation Research Corporation shall be borne fifty percent (50%) by the Sellers and fifty percent (50%) by the Purchaser Group. The Purchaser Group shall determine and allocate the portion of the Preliminary Purchase Price Allocation to the Purchased Assets in accordance with the Purchased Assets Valuation (the "Preliminary Purchased Assets Allocation"), subject to the Sellers' reasonable comments and Sellers' consent (not to be unreasonably withheld, conditioned or delayed). The Purchaser Group shall determine and allocate the portion of the Final Purchase Price Allocation to the Purchased Assets in the same manner used to prepare the Preliminary Purchased Assets Allocation (the "Final Purchased Assets Allocation"), and such Final Purchased Assets Allocation shall only be modified to reflect an adjustment to the Purchase Price, for Tax purposes, after the Closing. The Purchaser Group acknowledges that (i) the Sellers have delivered to them preliminary valuation materials which indicate that the aggregate, estimated value of the Purchased Assets is approximately $75 million and (ii) while such estimated value is not binding on the Parties or Valuation Research Corporation, the Sellers may deliver such materials to Valuation Research Corporation in connection with the valuation to be prepared by Valuation Research Corporation (as set forth herein).
Section 6.12    Allocation Dispute. In the event of an objection by the Sellers to one or more of the allocations schedules prepared by the Purchaser Group pursuant to Section 6.10 or Section 6.11 (other than the Preliminary Purchase Price Allocation or the agreed allocation to the Purchased Assets as set forth in Section 6.11), Seller shall have thirty (30) days following delivery of such allocation schedule to them during which to notify the Purchaser Group in writing of any objections to such allocation schedule (a "Notice of Objection"), setting forth in reasonable detail the basis of its objections. If the Sellers fail to deliver a Notice of Objection in accordance with this Section 6.12, such allocation shall be conclusive and binding on all Parties and shall become final. If the Sellers submit a Notice of Objection, then (a) for fifteen (15) days after the date the Purchaser Group receives the Notice of Objection, the Sellers and the Purchaser Group shall negotiate in good faith to resolve such disagreement and (b) failing such agreement within fifteen (15) days of such notice, the matter shall be submitted to the Independent Arbiter. The Independent Arbiter shall be instructed to determine in good faith its best estimate of such allocation, which determination shall be final, binding and conclusive on the Parties. In connection therewith, the fees and expenses of the Independent Arbiter shall be borne fifty percent (50%) by the Sellers and fifty percent (50%) by the Purchaser Group.
Section 6.13    Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, but subject to Section 6.14, the Purchaser Group, on the one hand, and the Sellers, on the other hand, shall share equally, and be responsible for, any transfer (including any indirect real estate transfer), documentary, stamp or similar Taxes and related fees ("Transfer Taxes"), other than Transfer Taxes that are fully recoverable by any member of the Purchaser Group, imposed on the sale or transfer of the Purchased Shares and the Purchased Assets pursuant to this Agreement or the entering into of this Agreement. Any Transfer Taxes that are fully recoverable by a member of the Purchaser Group shall be fully payable by the Purchaser Group in accordance with applicable Law. Each of the Purchaser Group and the Sellers shall, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, the Purchaser Group shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation. The Parties will cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of applicable Law relating to Transfer Taxes.
Section 6.14    Goods and Services Tax and Harmonized Sales Tax Election. If permitted under subsection 167(1) of Part IX of the Excise Tax Act (Canada), and any equivalent or corresponding provision under any applicable Canadian provincial or territorial legislation imposing a similar value added or multi‑staged Tax, Canadian Purchaser and Asset Seller shall jointly elect that no Tax be payable with respect to the purchase and sale of the Purchased Assets under this Agreement. Canadian Purchaser and Asset Seller shall make such election(s) in prescribed form containing prescribed information and the Canadian Purchaser shall file such election(s) in compliance with the requirements of the applicable legislation. Notwithstanding anything to the contrary in this Agreement, the Purchaser Group shall indemnify and hold the Sellers harmless in respect of any goods and services tax, harmonized sales tax, other Taxes, penalties, interest and other amounts which may be assessed against Asset Seller as a result of the Asset Sale not being eligible for such election or as a result of Canadian Purchaser's failure to file the election(s) within the prescribed time.
Section 6.15    Income Tax Elections. In accordance with the requirements of the Income Tax Act (Canada), the regulations thereunder, the administrative practice and policy of the Canada Revenue Agency and any applicable equivalent or corresponding Canadian provincial or territorial legislative, regulatory and administrative requirements, Canadian Purchaser and Asset Seller shall (if applicable) make and file, in a timely manner, (a) a joint election(s) to have the rules in Section 22 of the Income Tax Act (Canada), and any equivalent or corresponding provision under applicable Canadian provincial or territorial tax legislation, apply in respect of the Accounts Receivable, and shall designate therein that portion of the Purchase Price and Asset Seller Non‑Contingent Assumed Liabilities allocated to the Accounts Receivable in accordance with the Final Purchase Price Allocation as the consideration paid by Canadian Purchaser to Asset Seller and, (b) if applicable, a joint election(s) to have the rules in subsection 20(24) of the Income Tax Act (Canada), and any equivalent or corresponding provision under applicable Canadian provincial or territorial tax legislation, apply to the obligations of Asset Seller in respect of undertakings which arise from the operation of the Business and to which paragraph 12(1)(a) of the Income Tax Act (Canada) has applied. Canadian Purchaser and Asset Seller shall prepare and file their respective Tax Returns in a manner consistent with the aforesaid elections.
Section 6.16    Bulk Sales and Retail Sales Tax Waiver. In respect of the purchase and sale of the Purchased Assets under this Agreement, Canadian Purchaser shall not require Asset Seller to comply, or to assist Canadian Purchaser in complying, with the requirements of (i) the Bulk Sales Act (Ontario) and any other applicable Canadian provincial or territorial bulk sales legislation or (ii) Section 6 of the Retail Sales Tax Act (Ontario) and any equivalent or corresponding provision under any other applicable Canadian provincial or territorial tax legislation. After Closing, Asset Seller shall pay its creditors as its debts to them become due and take all action necessary to prevent any such creditor from asserting any claim against the Purchaser Group or the Purchased Assets under any such legislation for relief provided therein as a result of such non‑compliance.
ARTICLE VII
CONDITIONS TO OBLIGATIONS TO CLOSE
Section 7.1    Conditions to Obligation of Each Party to Close. The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or written waiver by the Purchaser Group, in its sole discretion, and the Sellers, in their sole discretion, in each case, at or prior to the Closing Date of the following conditions:

(a)    Any consent, approval or clearance with respect to, or terminations or expiration of any applicable waiting period (and any extensions thereof) imposed under, any applicable Antitrust Laws shall have been obtained, shall have been received or shall have terminated or expired, as the case may be.
(b)    No Action which seeks to prevent or enjoin the consummation of the transactions contemplated by the Transaction Documents shall have been commenced or be continuing.
(c)    No Law shall have been enacted, entered, promulgated and remain in effect that prohibits or makes illegal or which could otherwise restrain or prohibit the consummation of the Sale.
Section 7.2    Conditions to the Purchaser Group's Obligation to Close. The Purchaser Group's obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or written waiver by the Purchaser Group, in its sole discretion, on or prior to the Closing Date of all of the following conditions:
(a)    The (i) representations and warranties of the Sellers set forth in this Agreement (other than the Fundamental Warranties) shall, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, be true and correct in all respects other than to the extent that any such failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect, (ii) Fundamental Warranties (other than the representations and warranties of the Sellers set forth in Section 2.2) shall, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, be true and correct in all material respects and (iii) representations and warranties of the Sellers set forth in Section 2.2 shall, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, be true and correct in all respects, except, in the case of each of the foregoing clauses (i), (ii) and (iii), for those representations and warranties that expressly relate to an earlier or a particular date, which shall be so true and correct as of such date in the manner set forth in the foregoing clauses (i), (ii) and (iii), as applicable.
(b)    The covenants and agreements of the Sellers to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.
(c)    S‑L Snacks IA shall have converted into a member‑managed limited liability company effective prior to the Closing and, in connection therewith, S‑L Snacks IA and S‑L Snacks PB (in its capacity as the sole member of S‑L Snacks IA) shall have entered into the Amended and Restated Operating Agreement of S‑L Snacks IA attached hereto as Exhibit H prior to the Closing and such Amended and Restated Operating Agreement continue to be in full force and effect, the Amended and Restated Articles of Organization of S‑L Snacks IA attached hereto as Exhibit I shall have been filed with the Secretary of State of the State of North Carolina effective prior to the Closing and such Amended and Restated Articles of Organization shall continue to be in full force and effect, and S‑L Snacks IA shall have taken (or caused to be taken) such other actions, as required, reasonably necessary or desirable to effect such conversion.
(d)    S‑L Snacks PB shall own good and valid title to the Premium Cookie Line free and clear of all Liens (other than Permitted Liens).
(e)    The Purchaser Group shall have received the Debt Financing on terms at least as favourable, in the aggregate, as those described in the Debt Commitment Letter and such other terms as are customary for leveraged transactions sponsored by a private equity fund.

Section 7.3    Conditions to Sellers' Obligation to Close. The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or written waiver of the Sellers, in their sole discretion, on or prior to the Closing Date of all of the following conditions:
(a)    The representations and warranties of the Purchaser Group set forth in this Agreement shall, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, be true and correct in all respects other than to the extent that any such failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser Group's ability to timely consummate the transactions contemplated by this Agreement and the other Transaction Documents to which the Purchaser Group is a party, except for those representations and warranties that expressly relate to an earlier or a particular date, which shall be so true and correct as of such date in the manner set forth in this Section 7.3(a).
(c)    The covenants and agreements of the Purchaser Group to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.
ARTICLE VIII
TERMINATION
Section 8.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by mutual written consent of the Sellers and the Purchaser Group;
(b)    by the Sellers or the Purchaser Group, if:
(i)    the Closing shall not have occurred on or before 3:00 p.m. Eastern time on August 31, 2014 (the "Outside Date"); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any Party whose failure to perform or comply in any material respect any covenant, obligation or other agreement contained in this Agreement has been the principal cause of or resulted in the failure of the transactions contemplated by this Agreement to occur on or before such date;
(ii)    the other Party(ies) shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants, obligations or other agreements contained in this Agreement, and such breach or failure to perform (A) would, if occurring or continuing on the Closing Date, cause a failure of a condition set forth in Section 7.2(a), Section 7.2(b), Section 7.3(a) or Section 7.3(b), as applicable, to be satisfied and (B) is not waived or cannot be or has not been cured prior to the earlier of (x) the Business Day prior to the Outside Date or (y) the date that is thirty (30) days from the date that the Purchaser Group or the Sellers, as applicable, is notified in accordance with this Agreement by the other of such breach or failure to perform; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party that shall have breached or failed to perform in any material respect any covenant, obligation or other agreement contained in this Agreement where such breach or failure to perform would, if occurring or continuing on the Closing Date, cause a failure of a condition set forth in Section 7.2(a), Section 7.2(b), Section 7.3(a) or Section 7.3(b), as applicable, to be satisfied; or
(iii)    any applicable Law permanently restrains, enjoins or prohibits or makes illegal the consummation of the transactions contemplated by this Agreement, and such Law becomes effective (and final and nonappealable).

Section 8.2    Notice of Termination. In the event of termination of this Agreement by either or both of the Purchaser Group and the Sellers pursuant to Section 8.1, written notice of such termination shall be given by the terminating Party(ies) to the other Parties. If this Agreement so terminates, it shall become null and void and have no further force or effect, except as provided in Section 8.3.
Section 8.3    Effect of Termination. Notwithstanding anything to the contrary in this Agreement, in the event of termination of this Agreement by either or both of the Purchaser Group and the Sellers pursuant to Section 8.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any Party, except as set forth in Section 4.2, this Section 8.3, Section 8.4 or Article X; provided, however, no such termination shall relieve any Party hereto from Liability for such Party's fraud or willful and intentional breach of this Agreement prior to termination of this Agreement; provided, further, that this Section 8.3, Section 8.4, Article X and the Confidentiality Agreement shall survive any termination of this Agreement in accordance with their respective terms.
Section 8.4    Expense Reimbursement. If this Agreement is terminated (a) pursuant to Section 8.1(b)(i) at a time when (i) all of the conditions set forth in Section 7.1 and all of the conditions set forth in Section 7.2 (other than the condition set forth in Section 7.2(d)) have been and continue to be satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but solely to the extent such conditions would be satisfied if the Closing were to occur) and (ii) the Sellers stood ready, willing and able to consummate the Closing or (b) by the Sellers pursuant to Section 8.1(b)(ii) and such termination is made in connection with a breach by the Purchaser Group of Section 3.4 or Section 4.13, then the Purchaser Group shall pay to the Sellers, as liquidated damages and as the sole and exclusive remedy (whether at Law, in equity, in Contract, in tort or otherwise) of the Sellers (and any other Person) against any of the Purchaser Group, the Purchaser Group's debt financing sources (including the Lenders in the Debt Financing and the underwriters, initial purchasers and prospective purchasers in any Bond Financing) and any of their respective former, current or future, direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, Representatives or any of their respective successors or assigns for any Loss relating to or arising out of the Transaction Documents or the failure of such transactions to be consummated, an aggregate amount equal to the amount of Reimbursable Expenses actually incurred by the Sellers and their Affiliates on or prior to the termination of this Agreement; provided, however, that in no event shall the total amount of Reimbursable Expenses to be paid, or cause to be paid, by the Purchaser Group exceed $400,000 (the "Expense Reimbursement Payment"). The Purchaser Group shall pay to the Sellers the Expense Reimbursement Payment within five (5) Business Days of the Purchaser Group's receipt of a reasonably detailed written itemization of the Sellers' and their Affiliates' Reimbursable Expenses actually incurred by such Persons on or prior to the termination of this Agreement.
ARTICLE IX
SURVIVAL AND INDEMNIFICATION
Section 9.1    Survival of Representations and Warranties. Except as otherwise set forth in this Agreement, the representations and warranties of the Sellers and the Purchaser Group contained in or made pursuant to this Agreement or in any certificate furnished pursuant to this Agreement shall survive the Closing and continue in full force and effect until the date that is one (1) year after the Closing Date, at which time they shall terminate (and no new claims shall be made for indemnification under Section 9.2 or Section 9.3 thereafter). Notwithstanding the foregoing, the survival period set forth in the preceding sentence of this Section 9.1 shall not apply to the Fundamental Warranties (including to the extent related to any certificate furnished pursuant to this Agreement), which shall survive the Closing and continue in full force and effect indefinitely.

Section 9.2    Indemnification by the Sellers.
(a)    Subject to Section 9.1, Section 9.2(b), Section 9.4 and Section 9.7, from and after the Closing, the Sellers shall, jointly and severally indemnify, defend and hold harmless the Purchaser Group, its Affiliates (including the Transferred Entities, effective upon Closing), and each of their respective members, managers, principals, equityholders, directors, officers, employees, agents and Representatives, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the "Purchaser Indemnified Parties") against, and shall pay (as incurred) on behalf of (or reimburse) any Purchaser Indemnified Party in respect of, all Losses that such Purchaser Indemnified Party may suffer or incur, or become subject to, in each case, as a result of or in connection with: (i) any breach or inaccuracy of any representation or warranty made by either of the Sellers contained in this Agreement or in any certificate furnished pursuant to the Transaction Documents, (ii) any breach or failure by either of the Sellers to perform, or cause to be performed, any of its covenants, obligations or other agreements contained in this Agreement, (iii) any Excluded Liabilities (including, for the avoidance of doubt, Excluded Environmental Liabilities, to the extent such matters remain outstanding as of the Closing Date, and the actions and activities contemplated by Section 9.8), (iv) Liabilities relating to all Benefit Plans, including all employee benefit plans that have been maintained or contributed by either of the Sellers or either of the Sellers' respective ERISA Affiliates and (v) any Debt of the Business or the Business Entities, without duplication, as of the Closing not taken into account in determining the final Purchase Price.
(b)    Subject to Section 9.7(d), but otherwise notwithstanding any other provision of this Article IX to the contrary:
(i)    neither of the Sellers nor any of the other S‑L Entities shall be liable, and shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, advance fees or expenses to or reimburse any Purchaser Indemnified Party for any Losses pursuant to clause (i) of Section 9.2(a) (except that the limitations set out in this Section 9.2(b)(i) shall not apply to any claim for Losses arising in relation to the Fundamental Warranties) (A) in respect of any particular Loss (including any series of related Losses) unless and until such Loss is (or series of related Losses are) equal to or in excess of $30,000 (each individual Loss or series of related Losses not equal to or exceeding such amount, a "De Minimis Claim"), it being understood that any Loss (or series of related Losses) not constituting a De Minimis Claim (and only such Losses) shall be taken into account for purposes of the Threshold described in clause (B) of this Section 9.2(b)(i), or (B) until the aggregate amount of the Purchaser Indemnified Parties' Losses exceeds $4,300,000 in the aggregate (the "Threshold"), after which the Sellers shall be required to jointly and severally indemnify, defend and hold harmless any Purchaser Indemnified Party against, advance fees or expenses to or reimburse any Purchaser Indemnified Party for any Losses in excess of the Threshold;
(ii)    neither of the Sellers nor any of the other S‑L Entities shall be liable, and shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, advance fees or expenses to or reimburse any Purchaser Indemnified Party for any Losses pursuant to (A) clause (i) of Section 9.2(a) (except that the limitations set out in this Section 9.2(b)(ii) shall not apply to any claim for Losses arising in relation to the Fundamental Warranties), for an aggregate amount in excess of $4,300,000 and (B) Section 9.2(a)(iii) (but solely with respect to Losses arising from Excluded Environmental Liabilities, including the actions contemplated by Section 9.8), for an aggregate amount in excess of $500,000; and
(iii)    neither of the Sellers nor any of the other S‑L Entities shall be liable, and shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against,

advance fees or expenses to or reimburse any Purchaser Indemnified Party for any Losses pursuant to Section 9.2(a) for an aggregate amount in excess of the Purchase Price.
Section 9.3    Indemnification by Purchaser Group. Subject to Section 9.1, Section 9.4 and Section 9.7, from and after the Closing, U.S. Purchaser and Canadian Purchaser shall jointly and severally indemnify, defend and hold harmless the Sellers, the other S‑L Entities, each of their respective directors, officers, employees, agents and representatives, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the "Seller Indemnified Parties") against, and shall pay (as incurred) or reimburse to the Sellers (on behalf of Share Seller and Asset Seller, respectively) an amount equal to any Losses suffered by any Seller Indemnified Party as a result of: (i) any breach of or inaccuracy of any representation or warranty made by the Purchaser Group contained in this Agreement or in any certificate furnished pursuant to this Agreement, (ii) any breach or failure by the Purchaser Group to perform, or cause to be performed, any of its covenants, obligations or other agreements contained in this Agreement; (iii) any Assumed Liabilities (including, for the avoidance of doubt, all obligations of any member of the Purchaser Group or any of their respective Affiliates under any Leased Real Property Leases for Leased Real Property located in Canada) or (iv) Liabilities of the Business to the extent first arising after the Closing in connection with the operation of the Business by the Purchaser Group following the Closing (other than any such Liabilities for which the Purchaser Group may be indemnified pursuant to Section 9.2).
Section 9.4    Indemnification Claim Notices.
(a)    Any Person that may be entitled to indemnification or advancement of fees and expenses under this Agreement (save in relation to the indemnities contained in Article VI, in respect of which the provisions of Article VI shall apply as regards indemnification procedures) (the "Indemnified Party") shall provide prompt written notice to the indemnifying party hereunder (the "Indemnifying Party") after (i) receiving written notice of any pending or threatened Action brought by a third‑party (a "Third‑Party Claim‑") or (ii) becoming actually aware of any Loss or facts, in each case, with respect to any matter which has or could reasonably be expected to give rise to a claim for Losses for which such Indemnified Party may be indemnified or receive advancement of fees or expenses under this Article IX, describing the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from (or otherwise affect) any of its obligations under this Article IX, except to the extent the Indemnifying Party is actually and materially prejudiced by such failure, it being agreed, however, that notices for claims in respect of a breach of a representation or warranty must be delivered prior to the expiration of the applicable survival period, if any, specified in Section 9.1 for such representation or warranty. Such written notice (a "Claim Notice") shall set forth, to the extent known, (i) the facts and circumstances giving rise to such claim for indemnification or advancement of fees or expenses, to the extent then known by the Indemnified Party, including copies of all material written evidence thereof, (ii) the nature of the Losses suffered or incurred or expected to be suffered or incurred, to the extent then known by the Indemnified Party, (iii) a reference to the provisions of this Agreement in respect of which such Losses have been suffered or incurred or are expected to be suffered or incurred and (iv) the amount of Losses actually suffered or incurred, to the extent then known by the Indemnified Party, and, to the extent the Losses have not yet been suffered or incurred, a good‑faith estimate, to the extent then reasonably estimable, of the amount of Losses that could reasonably be expected to be suffered or incurred.
(b)    Notwithstanding anything to the contrary in this Agreement, so long as any Indemnified Party delivers a Claim Notice prior to the expiration of the applicable survival period specified in Section 9.1 (if any), the Indemnifying Party shall be required to indemnify and advance fees and expenses to the Indemnified Parties hereunder for all Losses which they may incur (subject to limitations set forth in this Article IX, as applicable) in respect of the matters which are the subject of such claim, regardless of when incurred (it being understood that, in such event, any representation, warranty, covenant or agreement in respect of which such indemnity or advancement of fees or expenses is sought, and the obligations of indemnity and advancement of fees or expenses with respect thereto, shall continue to survive with respect to the subject matter of such claim until (x) such claim is settled or fully resolved and any amounts payable pursuant hereto have been paid or (y) if later, the expiration of the applicable survival period (if any)).
Section 9.5    Third‑Party Claims.
(a)    Upon receipt of a Claim Notice in respect of a Third‑Party Claim, subject to the limitations set forth herein, the Indemnifying Party may, at its option by delivering written notice to the applicable Indemnified Parties within thirty (30) days of receipt of such Claim Notice, assume and control the investigation and defense of, at its sole cost and expense and with its own counsel of recognized standing and competence reasonably acceptable to such Indemnified Party, any such Third‑Party Claim and shall be entitled to assert any and all defenses available to the Indemnified Party to the fullest extent permitted by applicable Law; provided that, notwithstanding the foregoing, no Indemnifying Party shall be entitled to assume or control the investigation, defense or prosecution of such Third‑Party Claim if (i) substantially all of the damages associated with such Third‑Party Claim are not reasonably expected to be indemnifiable hereunder (including in the event the amount in dispute is reasonably likely to exceed the maximum amount for which the Indemnifying Party can then be liable pursuant to this Article IX in light of the limitations on indemnification contained herein), (ii) at the time of assumption and thereafter, the Indemnifying Party fails to demonstrate its ability to conduct the investigation, defense or prosecution actively and diligently, (iii) such claim seeks non‑monetary, equitable or injunctive relief or alleges any violation of criminal Law, (iv) the Indemnifying Party is also a party to such Third‑Party Claim and the Indemnified Party determines in good faith after consultation with outside counsel that joint representation would be inappropriate, or (v) the Indemnifying Party does not agree in writing that it is obligated (without reservation of any rights) to pay all Losses arising from or related to such claim subject only to the limitations on indemnification contained herein.
(b)    If the Indemnifying Party shall undertake to defend any such Third‑Party Claim, it shall (i) indemnify and advance fees and expenses of the Indemnified Party and keep the Indemnified Party indemnified against any and all Losses suffered or incurred by the Indemnified Party as a result of such election; and (ii) timely notify the Indemnified Party of its intention to do so in accordance with this Section 9.5(b), and the Indemnified Party and the Indemnifying Party each shall, and shall cause each of their respective controlled Affiliates, and each of their respective directors, officers, and employees (and otherwise advise their respective agents, representatives and non‑controlled Affiliates) to, use its commercially reasonable efforts to cooperate fully in the defense of such Third‑Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third‑Party Claim. The Indemnifying Party shall not settle, compromise or discharge, or consent to the entry of any judgment with respect to, any such Third‑Party Claim without the prior written consent of the Indemnified Party unless the terms of such settlement, compromise, discharge or judgment, as applicable, (i) (A) consist solely of monetary damages for which the Indemnified Parties are entitled to full indemnification or advancement of fees and expenses under this Agreement, (B) do not impose on any Indemnified Party or its Affiliates any continuing obligation, and (C) would not reasonably be expected to have a future adverse effect on any Indemnified Party or its Affiliates, (ii)  include, as a condition precedent thereto, a binding unconditional, irrevocable written release of the Indemnified Parties and their respective Affiliates from all Liability with respect to such claim given by each claimant or plaintiff to such claim, (iii) do not require any Indemnified Party or its Affiliates to (A) admit any wrongdoing or Liability or acknowledge any rights of any Person, (B) take or refrain from taking any action or (C) waive any rights that the Indemnified Party may have against the Person making the Third‑Party Claim.

(c)    Notwithstanding an election by the Indemnifying Party to assume the defense of a Third‑Party Claim, the Indemnified Party shall have the right to employ separate counsel selected by it and to participate in the defense of such Action or proceeding, and the Indemnified Party shall bear the fees, costs and expenses of such separate counsel and participation. In any event, the Indemnified Party and Indemnifying Party and their respective counsel(s) shall cooperate in the defense of any Third‑Party Claim subject to this Article IX and keep such Persons informed of all developments relating to any such Third‑Party Claims, and provide copies of all relevant correspondence and documentation relating thereto.
(d)    If the Indemnifying Party receiving notice of a Third‑Party Claim does not timely elect to defend any Third‑Party Claim in accordance with this Section 9.5(d), (x) the Indemnifying Party may participate in the investigation, defense and prosecution of such Third‑Party Claim, at such Indemnifying Party's sole cost and expense, and (y) the Indemnified Party shall have the right, at the Indemnifying Party's sole cost and expense, to defend and control such Third‑Party Claim. The Indemnified Party shall not settle, compromise or discharge, or admit any liability with respect to, any Third‑Party Claim without the written consent of the Indemnifying Party (such consent not to be unreasonably withheld or delayed); provided, that the Indemnified Party may settle, compromise or discharge, or admit liability with respect to, any Third‑Party Claim without the written consent of the Indemnifying Party if pursuant to, or as a result of, such settlement, compromise or discharge, or admission of liability, the Indemnified Party would be obligated to pay amounts equal to or in excess of the amounts that the Indemnifying Party would be obligated to pay in connection therewith. If there is a Third‑Party Claim that, if adversely determined would give rise to a right of recovery for Losses hereunder, then any amounts incurred by the Indemnified Party in defense of such claim (including reasonable fees and expenses of investigation, legal fees and other expenses), regardless of the outcome of such claim, shall be deemed indemnifiable "Losses" hereunder.
Section 9.6    Exclusive Remedies. Except with respect to the matters covered by Section 1.11, Section 4.8, Section 5.1(b), Section 8.3, Section 8.4 and Section 10.8 and with respect to any matter relating to Taxes (which shall be governed exclusively by Article VI), following the Closing, the indemnification provisions of this Article IX shall be the sole and exclusive remedies of the Parties and their respective Affiliates for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of, or in connection with, any breach of any representation or warranty in this Agreement by another Party, or any failure by another Party to perform or comply with any covenant or agreement contained in this Agreement that, by its terms, was to have been performed, or complied with, by such other Party. The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy. The Parties' respective rights or remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by Law.
Section 9.7    Additional Indemnification Provisions.
(a)    With respect to each indemnification or advancement of fees or expenses obligation contained in this Agreement all Losses shall be net of any third‑party insurance proceeds (other than any such proceeds received under transactional insurance policies purchased in connection with, and providing coverage with respect to, the transactions contemplated hereby and covering, among other things, breaches of the representations and warranties set forth herein) that have been recovered (net of any costs, fees or expenses, including reasonable attorneys' fees and expenses, incurred to procure such proceeds and the amount of any increased insurance premiums, retentions or other costs related to or arising from any related claims or awards) by the Indemnified Party in connection with the facts giving rise to the right of indemnification or advancement of fees and expenses, and the Indemnified Party shall seek full recovery under all insurance policies (other than any transactional insurance policies purchased in connection with, and providing coverage with respect to, the transactions contemplated hereby and covering, among other things, breaches of the representations and warranties set forth herein) covering such Loss to the same extent as it would if such Loss were not subject to indemnification hereunder. Each party hereto waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses.
(b)    The Purchaser Group shall use commercially reasonable efforts, as requested in writing by the Sellers, which are necessary to mitigate against Losses and the Purchaser Group shall use commercially reasonable efforts necessary to pursue any rights of recovery against policies of insurance (other than any transactional insurance policies purchased in connection with, and providing coverage with respect to, the transactions contemplated hereby and covering, among other things, breaches of the representations and warranties set forth herein) and third parties with respect to which neither the Purchaser Group nor the Business has a business relationship; provided, that the failure of the Purchaser Group to so mitigate or use commercially reasonable efforts shall only reduce the rights of the Purchaser Group to recover for Losses under this Agreement to the extent of the Losses that would have been avoided by such mitigation or pursuit or use of commercially reasonable efforts and the burden of proving such amount shall be on the Sellers.
(c)    Losses shall be net of (i) any balance sheet reserves recorded specifically for such Loss as finally established in the Working Capital Adjustment and (ii) any right of set‑off against or other similar gain or benefit from a party (other than from the Sellers or any of their Affiliates and, for the avoidance of doubt, other than any proceeds received under transactional insurance policies purchased in connection with, and providing coverage with respect to, the transactions contemplated hereby and covering, among other things, breaches of the representations and warranties set forth herein) that is actually received by the Purchaser Group or the Business, such that the Purchaser Group shall not receive double recovery with respect to any Loss.
(d)    With respect to each indemnification or advancement of fees or expenses obligation contained in this Agreement, for purposes of determining whether there has been a breach or inaccuracy of any representation or warranty, or the amount of any Loss related to any such breach or inaccuracy, for purposes of Section 9.1, the representations and warranties set forth in this Agreement (other than the Qualified Representations) shall be made without regard and without giving effect to the term, or, as applicable, clause containing, "material," "Material Adverse Effect," "except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect," "for such exceptions that would not reasonably be expected to have a Material Adverse Effect", "material in the context of the Business" or similar phrases or clauses contained in such representation or warranty the inclusion of which would limit or potentially limit an indemnification claim by a Purchaser Indemnified Party or Seller Indemnified Party (as if such word or clause, as applicable, were deleted from such representation and warranty).
(e)    Subject to Section 3.7, Section 9.6 and Section 10.11, in the event any Party perpetrates a fraud on, or makes any fraudulent representation (including by omission) to, another Party, then, in any such case, any Indemnified Party that suffers any Loss by reason thereof shall be entitled to indemnification therefor without regard to any limitation or other restriction with respect thereto set forth in Section 9.1, Section 9.2(b), Section 9.4 or Section 9.7(a).
(f)    From and after Closing, the Purchaser Group and its Affiliates (including the Business and the Transferred Entities) shall have no Liability to either of the Sellers or any of their respective Affiliates in respect of, and none of the Sellers and their respective Affiliates shall have (and each Seller (on behalf of itself and, to the maximum extent permitted by Law, its Affiliates), hereby irrevocably and unconditionally releases, waives and agrees not to assert) any right (whether at Law or in equity, based in Contract, contribution, tort or otherwise) against, or recourse to, the Purchaser Group, the Business, the Purchased Assets or the Transferred Entities in respect of any breach of any provision of the Transaction Documents resulting from any act or omission taken, by any Transferred Entity, the Business or any Representative thereof, or by either of the Sellers or any of their respective Affiliates in respect of the Business, the Transferred Entities or the Purchased Assets, in each case, occurring at or prior to the Closing.
Section 9.8    Environmental Matters.
(a)    With respect to the Environmental Compliance Matters, to the extent such matters remain outstanding as of the Closing Date, the Purchaser Group may after the Closing Date (A) conduct reasonable additional evaluation of the Environmental Compliance Matters (hiring as reasonably necessary appropriate outside advisors including technical consultants) to determine the extent of corrective actions, if any, that the Purchaser Group is required by applicable Environmental Laws to undertake in order to correct such Environmental Compliance Matters, and (B) implement such required corrective actions only to extent required by applicable Environmental Laws, and the Purchaser Group's Losses associated with such evaluations and corrective actions shall be subject to indemnification by the Sellers pursuant to Section 9.2; provided, that the Purchaser Group shall, prior to implementing any such corrective actions, provide the Sellers with written notice identifying the proposed corrective actions and provide the Sellers a reasonable opportunity to review and comment on the Purchaser Group's proposed corrective actions, which comments the Purchaser Group shall consider in good faith and take into account in the Purchaser Group's reasonable discretion. Notwithstanding anything herein to the contrary, neither Section 9.4 nor Section 9.5 shall apply to Losses arising as a result of the Environmental Compliance Matters, to the extent such matters remain outstanding as of the Closing Date.
(b)    With respect to the Site Contamination Matters, the Sellers shall have no indemnification obligations for any Losses relating to such Site Contamination Matters to the extent the Loss arises as the result of testing or sampling of soil, ground water or other environmental media that is not either (A) required under Environmental Laws, (B) independently and validly ordered by a Governmental Authority, or (C) related to any disturbance of soils or contact with groundwater associated with such Site Contamination Matters that is reasonably necessary for the expansion of the Burlington, Iowa facility or the redevelopment of the Balzer Property, and only after providing the Sellers reasonable notice and a reasonable opportunity to review and comment on the scope and parameters of such proposed testing or sampling, which such comments the Purchaser Group shall consider in good faith and take into account in the Purchaser Group's reasonable discretion.
(c)    The Sellers' indemnification obligations for Losses related to Excluded Environmental Liabilities shall be limited to Losses related to actions that are either (A) reasonably necessary in connection with the Purchaser Group's additional evaluation of the Environmental Compliance Matters as set forth in Section 9.8(a), or (B) (i) required under Environmental Laws in effect as of the Closing Date or independently and validly ordered by a Governmental Entity, (ii) consistent with environmental standards applicable to the type of operations and land uses in place at the Burlington, Iowa facility as of the Closing Date and (iii) utilize the most cost effective and commercially reasonable remedial approach that achieves compliance with Environmental Laws, including where allowed the use of appropriate deed restrictions, land use limitations, and restrictions on air emissions (e.g., a synthetic minor air permit that limits the potential to emit but which does not require reductions in actual emissions) that would not materially interfere with ongoing operations consistent with the type of operations at the Burlington, Iowa facility as of the Closing Date.

(d)    The Sellers' indemnification obligations hereunder with respect to Excluded Environmental Liabilities shall terminate on the date that is four (4) years after the Closing Date, provided, that the indemnity for each Environmental Compliance Matter shall survive until the date that each such matter respectively has first been brought into compliance with Environmental Laws and provided for the avoidance of doubt that with respect to any Excluded Environmental Liability for which the Purchaser Group has timely made a claim for indemnification hereunder prior to the four (4) year termination date but which matter remains outstanding as of that date, the Sellers' indemnification obligations with respect to such matter shall survive until the matter has been fully resolved.
ARTICLE X
MISCELLANEOUS
Section 10.1    Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one (1) or more counterparts have been signed by each of the Parties and delivered (by facsimile, electronic delivery or otherwise) to each of the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
Section 10.2    Governing Law; Jurisdiction and Forum; Waiver of Jury Trial; CONTRACT UNDER SEAL.
(a)    This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts executed and to be performed wholly within such State and without reference to the choice‑of‑law principles that would result in the application of the Laws of a different jurisdiction.
(b)    IN ANY ACTION ARISING OUT OF OR IN ANY WAY RELATING TO THE TRANSACTION DOCUMENTS OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (THE "COURT OF CHANCERY") OR, TO THE EXTENT THE COURT OF CHANCERY DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE AND THE APPELLATE COURTS HAVING JURISDICTION OF APPEALS IN SUCH COURT (THE "DELAWARE FEDERAL COURT") OR, TO THE EXTENT NEITHER THE COURT OF CHANCERY NOR THE DELAWARE FEDERAL COURT HAS SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE APPELLATE COURTS HAVING JURISDICTION OF APPEALS IN SUCH COURT (SUCH COURT, COLLECTIVELY WITH THE COURT OF CHANCERY AND THE DELAWARE FEDERAL COURT, THE "CHOSEN COURTS"), AND HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION MAY BE HEARD AND DETERMINED IN THE CHOSEN COURTS. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT THAT IT MAY EFFECTIVELY DO SO, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION IN THE CHOSEN COURTS. DELIVERY OF ANY PROCESS REQUIRED BY ANY SUCH CHOSEN COURT IN ACCORDANCE WITH SECTION 10.5 SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST A PARTY, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT. TO THE EXTENT PERMITTED BY LAW, THAT FINAL AND UNAPPEALABLE

JUDGMENT AGAINST ANY OF THEM IN ANY ACTION CONTEMPLATED ABOVE SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN ANY OTHER JURISDICTION WITHIN OR OUTSIDE THE UNITED STATES BY SUIT ON THE JUDGMENT, A CERTIFIED COPY OF WHICH SHALL BE CONCLUSIVE EVIDENCE OF THE FACT AND AMOUNT OF SUCH JUDGMENT.
(c)    EACH PARTY WAIVES TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR IN ANY WAY RELATING TO THE TRANSACTION DOCUMENTS OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY. NO PARTY SHALL SEEK A JURY TRIAL IN ANY SUCH ACTION AND NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.
(d)    TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES INTEND THAT THIS AGREEMENT BE, AND THAT IT BE TREATED AND CONSTRUED AS, A CONTRACT UNDER SEAL UNDER THE LAWS OF THE STATE OF DELAWARE WITH ALL OF THE CONSEQUENCES OF SUCH A CONTRACT UNDER THE LAWS OF THE STATE OF DELAWARE, INCLUDING CAUSING THE AGREEMENT TO BE SUBJECT TO THE TWENTY (20) YEAR LIMITATIONS PERIOD APPLICABLE TO SEALED INSTRUMENTS.
(e)    EACH PARTY CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH IN THIS SECTION 10.2. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.2 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
(f)    Notwithstanding anything to the contrary contained herein, each Party (i) agrees that any claim, cross‑claim, suit, action or proceeding of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, involving any lender, agent, arranger or bookrunner (together with its Affiliates and Representatives and their successors and assigns) participating in the Debt Financing pursuant to the Debt Commitment Letter, the Alternative Debt Commitment Letter, any joinder thereto or indentures or credit agreements entered pursuant to or related to the Debt Commitment Letter or Alternative Debt Commitment Letter or in any Bond Financing that arises out of or relates to this Agreement, any related documentation or the transactions contemplated hereby or thereby, the Debt Commitment Letter, the Alternative Debt Commitment Letter, the Debt Financing, a Bond Financing, any related documentation or the transactions contemplated thereby or the performance of services thereunder, shall be (x) governed by and construed in accordance with the Laws of the State of New York applicable to contracts executed and to be performed wholly within such State and without reference to the choice‑of‑law principles that would result in the application of the Laws of a different jurisdiction and (y) subject to the exclusive jurisdiction of a State or Federal court sitting in the Borough of Manhattan within the City of New York, New York and the appellate courts thereof, (ii) agrees not to bring, or permit any of their Affiliates or Representatives to bring, or support any person in bringing, any such claim, cross‑claim, suit, action or proceeding in any court other than such court and (iii) IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO A TRIAL BY JURY IN ANY SUCH CLAIM, CROSS‑ CLAIM, SUIT, ACTION OR PROCEEDING
Section 10.3    Entire Agreement; Third‑Party Beneficiaries. The Transaction Documents (a) constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement and there are no agreements, understandings, representations or warranties among the Parties other than those set forth or referred to in the Transaction Documents, and (b) except for (i) Section 4.17, Section 9.2 or Section 9.3, which are intended to benefit, and to be enforceable by, the

Parties specified therein and (ii) Section 8.3, Section 8.4, Section 10.2(f), Section 10.7, Section 10.11 and this Section 10.3, which are intended to benefit, and to be and shall be enforceable by, the Lenders in the Debt Financing or the underwriters, initial purchasers and prospective purchasers in any Bond Financing, are not intended to confer in or on behalf of any Person not a Party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.
Section 10.4    Expenses. Except as set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement. Notwithstanding anything herein to the contrary, all Selling Expenses shall be paid exclusively by the Sellers.
Section 10.5    Notices. All notices, requests, demands and other communications permitted or required to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed conclusively to have been given (i) when personally delivered, (ii) when sent by facsimile (with hard copy to follow) during a Business Day (or on the next Business Day if sent after the close of normal business hours or on any non‑Business Day), (iii) when sent by electronic mail (with hard copy to follow) during a Business Day (or on the next Business Day if sent after the close of normal business hours or on any non‑Business Day), (iv) one (1) Business Day after being sent by reputable overnight express courier (charges prepaid), or (v) three (3) Business Days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing, notices, requests, demands and communications to the Parties shall be sent to the following addresses:
Notices to the Sellers:
Snyder's‑Lance, Inc.
13024 Ballantyne Corporate Place
Suite 900
Charlotte, NC 28277
E‑mail: rpuckett@snyderslance.com
Attention: Rick D. Puckett, Executive Vice President and Chief Financial Officer
Facsimile: (704) 557‑8205

with a mandatory copy to (which shall not constitute notice to the Sellers):
Office of the Chief General Counsel
Snyder's‑Lance, Inc.
13024 Ballantyne Corporate Place
Suite 900
Charlotte, NC 28277
E‑mail: zsmith@snyderslance.com
Attention: A. Zachary Smith III, Chief General Counsel
Facsimile: (704) 557‑8975

and

K&L Gates LLP
Hearst Tower, 47th Floor
214 North Tryon Street
Charlotte, NC 28202

E‑mail: alec.watson@klgates.com
Attention: Alec Watson
Facsimile: (704) 353‑3182
Notices to the Purchaser Group:
c/o Shearer's Foods, LLC
100 Lincoln Way East
Massillon, Ohio 44646
Attention: Christopher J. Fraleigh and Fredric Kohmann
Email: CJFraleigh@shearers.com and FritzKohmann@shearers.com
Facsimile: (330) 834‑4045

with a mandatory copy to (which shall not constitute notice to the Purchaser Group):
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
Attention: Stephen L. Ritchie, P.C. and Jeremy S. Liss, P.C.
Email: stephen.ritchie@kirkland.com and jeremy.liss@kirkland.com
Facsimile: (312) 862‑2200

Section 10.6    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that no Party to this Agreement will assign its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other Party to this Agreement, except that the Purchaser Group may assign all or a portion of its rights and obligations under this Agreement (a) to an Affiliate thereof or, (b) following the Closing, (i) to its sources of debt financing as collateral security if such assignment does not release the Purchaser Group from any obligation under this Agreement or (ii) in connection with the transfer and conveyance of all, or substantially all, of its properties and assets to another Person. In the event that any Party to this Agreement or any of the Business Entities or its successors or assigns consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or transfers or conveys all or substantially all of its equity, properties or assets to any Person, then, in each case, such Party or such Business Entity, as the case may be, shall cause proper provision to be made so that such surviving entity or transferee assumes the obligations set forth in this Agreement of such Party or such Business Entity, as applicable. Any attempted assignment in violation of this Section 10.6 shall be void.
Section 10.7    Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. The Purchaser Group, on the one hand, and the Sellers, on the other hand, may waive compliance or performance by a Seller or by a member of the Purchaser Group, respectively, with any term or provision of this Agreement; provided that, any amendment to Section 8.3, Section 8.4, Section 10.2(f), Section 10.3, Section 10.11 or this Section 10.7 that is adverse to the rights or interests of the Lenders in the Debt Financing or the underwriters, initial purchasers and prospective purchasers in any Bond Financing shall not be effective without the prior written consent of such Persons. Any such waiver shall only be made by an instrument or instruments in writing signed by the Party waiving such compliance or performance. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights and the waiver by any Party of any one breach shall not be construed as a waiver of any other or subsequent breach.

Section 10.8    Specific Performance. Each Party would suffer irreparable injury and no Party would have any adequate remedy at Law if any provision of this Agreement was not performed in accordance with its terms or was otherwise breached or threatened to be breached. Accordingly, each Party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which it is entitled at law or in equity, but in any event, subject to the limitations provided in this Agreement. Notwithstanding anything to the contrary herein, it is explicitly agreed that the Sellers shall be entitled to seek specific performance of the Purchaser Group's obligation to consummate the Sale and the other transactions contemplated by this Agreement, including to effect the Closing in accordance with Section 1.7, on the terms and subject to the conditions in this Agreement, if, and only if, (a) all conditions in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing and would be satisfied if the Closing were to occur) have been satisfied at the time when the Closing would have occurred, (b) the Purchaser Group fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.7, (c) the Debt Financing has been funded or will be funded at the Closing and (d) the Sellers have irrevocably confirmed that if specific performance or other equitable remedies are granted and the Debt Financing is funded, then the Closing will occur. Subject to the foregoing, none of the Parties shall raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement or to enforce compliance with, the covenants and obligations of the other Parties.
Section 10.9    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 10.10    No Admission. Nothing herein shall be deemed an admission by the Sellers or any of their respective Affiliates, in any action or proceeding by or on behalf of a third‑party, which such third‑party is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any contract.
Section 10.11    No Recourse. Other than with respect to the Retained Claims, all Actions or Liabilities (whether in contract or in tort, in Law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to: (a) this Agreement, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach of this Agreement and (d) any failure of the Sale or the other transactions contemplated by this Agreement to be consummated, may be made only against (and are those solely of) the Persons that are expressly identified as parties to this Agreement. No other Person, including the Lenders in the Debt Financing, the underwriters, initial purchasers or prospective purchasers in any Bond Financing, any director, officer, employee, incorporator, member, partner, manager, stockholder, optionholder, Affiliate, agent, advisor, attorney or Representative of any Party, the Lenders in the Debt Financing, the underwriters, initial purchasers or prospective purchasers in any Bond Financing, or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, advisor, attorney or Representative of any of the foregoing shall have any Liabilities (whether in contract or in tort, in Law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) for any Actions or Liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), except for (i) claims that the Sellers may assert against U.S. Purchaser, solely pursuant to the terms of the Confidentiality Agreement and (ii) claims that the Purchaser Group may have against the Lenders in the Debt Financing or the underwriters, initial purchasers or prospective purchasers in any Bond Financing (the "Retained Claims").
ARTICLE XI
DEFINITIONS; INTERPRETATION
Section 11.1    Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:
"Accounting Principles" shall mean the accounting principles used in connection with the preparation of the Audited Financial Statements consistently applied, except as set forth on Exhibit J.
"Accounts Receivable" means accounts receivable, bills receivable, trade accounts, book debts and insurance claims relating to the Business, recorded as receivable in the books and records and other amounts due or deemed to be due to Asset Seller relating to the Business including refunds and rebates receivable relating to the Business or the Purchased Assets.
"Action" shall mean any action, cause of action, claim (including any cross‑claim or counterclaim), suit, charge, grievance, demand, application, arbitration, litigation, Order, audit, proceeding (including any civil, commercial, criminal, administrative, investigative, informal or appellate proceeding), complaint, hearing, dispute resolution process, inquiry or investigation by, before or with respect to any Person.
"Acquisition Proposal" shall mean any offer or proposal from any Person (other than an offer or proposal by the Purchaser Group or any of its Affiliates) to engage in an Acquisition Transaction.
"Acquisition Transaction" shall mean any transaction or series of related transactions (other than the Sale) involving, directly or indirectly, (a) any purchase or other acquisition of any Purchased Shares, any Purchased Assets or any material part of the Business, (b) any merger, consolidation, business combination or other similar transaction involving any Purchased Shares or any Business Entity, (c) any sale, lease, exchange, transfer, license, purchase, acquisition or disposition of any Purchased Shares, any Purchased Assets or any material part of the Business, or (d) any liquidation, dissolution, recapitalization or other significant corporate reorganization of or affecting the Business or any Business Entity.
"Affiliate" shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls, is controlled by or is under common control with such Person; provided, that from and after the Closing, (a) none of the Transferred Entities shall be considered an Affiliate of either of the Sellers or any of their respective Affiliates, (b) neither of the Sellers or any of their respective Affiliates shall be considered an Affiliate of any Transferred Entity, and (c) the Transferred Entities shall be considered Affiliates of the Purchaser Group, in each case, with respect to matters relating solely to post‑Closing periods. For purposes hereof, "control" shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise (and the terms "controlled by" and "under common control with" shall have correlative meanings).
"Antitrust Law" shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws (including non‑U.S.

Laws) issued by a Governmental Entity that are designed or intended to preserve and protect competition, prohibit and restrict monopolization, attempted monopolization, restraint of trade and abuse of dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.
"Appurtenances" shall mean privileges, rights, easements and appurtenances both at law and equity belonging to or for the benefit of Real Property, including means of access between Real Property and a public way, rights in respect of or for any other uses upon which the present use is dependent (such as pipelines, cables, railway sidings) and rights existing in and to any streets, alleys, passages and other rights‑of‑way.
"Asset Sale" shall mean the transactions contemplated by Section 1.2 and Section 1.4.
"Asset Seller Non‑Contingent Assumed Liabilities‑" means the Assumed Liabilities in respect of which, as of the Closing, (a) Asset Seller has a legal and unconditional, though not necessarily immediate, obligation to pay a determined amount and (b) no contingency exists.
"Assignment of Membership Interest" shall mean the Assignment of Membership Interest in the form attached hereto as Exhibit B.
"Assignment and Assumption of Lease Agreement" shall mean the Assignment and Assumption of Lease Agreement in the form attached hereto as Exhibit E.
"Balzer Property" shall mean the real property located at 1750 West Burlington Avenue, Burlington, Iowa.
"Benefit Plan" shall mean any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA), profit‑sharing, bonus, commission, long‑term incentive, stock option, stock purchase, stock ownership, equity compensation or other equity‑like plan, retention, employment, change of control, pension, redundancy, retirement, supplemental retirement, severance, termination indemnity, jubilee payment or other payment or benefit based on length of service, deferred compensation, excess benefit, supplemental unemployment, post‑retirement welfare, welfare, other incentive, sabbatical, sick leave, long‑term disability, medical, hospitalization, life insurance, other insurance, loan, or employee benefit plan, policy or agreement, whether formal or informal, oral or written, registered or unregistered, maintained or contributed to by either of the Sellers or any of their respective Subsidiaries under which any Business Employees or Former Business Employees or any spouses, dependents, survivors or beneficiaries of any such persons are, or may become (assuming any vesting, performance or other benefit requirements are met), entitled to benefits, or under which a Business Entity has any present or future Liability.
"Bond Financing" means a private placement of bonds under Rule 144A of the Securities Act or registered offering of bonds under the Securities Act.
"books and records" shall mean originals (or, to the extent originals are required by applicable Law to be retained, true, accurate, complete and (where appropriate) written up to date copies) of all business, accounting, Tax and financial records, files, lists, ledgers, correspondence, studies, reports databases and other documents (whether in hard copy, electronic or other form) to the extent Related to the Business, including (a) all analysis reports, advertising, promotional and marketing materials and creative material Related to the Business and (b) all records and lists relating to customers, vendors or personnel Related to the Business (including customer lists or databases, vendor lists or databases, mailing lists or databases,

e‑mail address lists or databases, recipient lists or databases, sales records, credit information, correspondence with customers, customer files and account histories, supply lists and records of purchases from and correspondence with vendors).
"Business" shall mean the business of the Business Entities as currently conducted.
"Business Benefit Plan" shall mean (a) each Benefit Plan sponsored by any Business Entity, (b) any Benefit Plan identified as a Business Benefit Plan in Section 2.10 of the Seller Disclosure Schedule and (c) any Employment Agreement.
"Business Day" shall mean any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are authorized or obligated by Law or executive order to remain closed.
"Business Employee" shall mean an individual who is, immediately before and as of the Closing, employed by a Business Entity and whose employment primarily consists of performing services for any Business Entity and whose name, title, hire date, salary, bonus opportunity, vacation entitlement, variable compensation, material allowances and location are referenced in Section 11.1 of the Seller Disclosure Schedule (such list of Business Employees to be updated three (3) days prior to the Closing Date by adding the names (and related information) of newly hired employees and removing employees (and related information) who have terminated employment).
"Business Entities" shall mean, collectively, Asset Seller and the Transferred Entities.
"Business Opportunities Covenants Agreement" shall mean the Business Opportunities Covenants Agreement in the form attached hereto as Exhibit K.
"Canadian Benefit Plans" shall mean each Benefit Plan maintained by Asset Seller immediately prior to the Closing Date.
"CapGemini Contract" shall mean that certain Consulting Agreement by and between Capgemini U.S. LLC and Lance, Inc., dated November 9, 2009.
"Cash" shall mean, as of the date of determination, without duplication, all cash and cash equivalents of the combined Business Entities net of outstanding checks of the combined Business Entities determined in accordance with the Accounting Principles.
"Closing Adjustment" shall mean an amount equal to (i) the amount of the Working Capital Adjustment set forth in the Estimate Closing Statement, if any (whether positive or negative), plus (ii) the amount of Net Cash set forth in the Estimate Closing Statement (whether positive or negative).
"Code" shall mean the Internal Revenue Code of 1986, as amended.
"Confidential Information" shall mean all non‑public information relating to the Business (including information relating to the business or operations of any Business Entity), or any Business Entity or Business customers or financial or other affairs, including information relating to (a) the marketing of goods or services including customer names and lists and other details of customers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials, (b) know how (including trade secrets, recipes, formulas and all technical information in relation to products and processes), and (c) future projects, business development or planning, commercial relationships and negotiations, but does not include information that is made public by, or with the express prior written consent of, the Purchaser Group.

"Continuing Intercompany Receivables" shall mean Intercompany Receivables with respect to Business' products sold from the Business' (a) Burlington, Iowa facility to any of the Ashland, Charlotte or Columbus facilities of the S‑L Entities (other than the Business Entities) to the extent reflective of thirty (30) day payment terms and (b) Guelph facility to any of the Ashland, Charlotte or Columbus facilities of the S‑L Entities (other than the Business Entities) to the extent reflective of ninety (90) day payment terms.
"Continuing Intercompany Payables" shall mean Intercompany Payables with respect to Business' supplies purchased by the Business' Burlington, Iowa and/or Guelph, Ontario facility from any of the Ashland, Charlotte or Columbus facilities of the S‑L Entities (other than the Business Entities) to the extent reflective of thirty (30) day payment terms.
"Contract" shall mean any agreement, contract, subcontract, indenture, deed of trust, note, bond, mortgage, lease, sublease, concession, franchise, license, sublicense, commitment, guarantee, sale or purchase order, undertaking or other instrument of any kind.
"Covered Party" shall mean any (a) official, officer, employee or agent of, or any Person acting in an administrative, legislative, judicial or any other official capacity for or on behalf of (i) any Governmental Entity, (ii) any public international organization or any department or agency thereof or (iii) any Person owned or controlled by any Governmental Entity, public international organization or any department or agency thereof or (b) any political party or party official or candidate for political office.
"Current Assets" shall mean the sum of the Accounts Receivable, inventory, prepaid expenses and other current assets of the combined Business Entities determined, in each case, as of 12:00:01 a.m. Eastern time on the Closing Date in accordance with the Accounting Principles on a combined and consolidated basis (but without duplication); provided, however, that Current Assets shall not include Cash, Taxes, Excluded Assets, Intercompany Receivables (other than Continuing Intercompany Receivables) or, other than in the case of the current assets of Asset Seller, prepaid information technology maintenance and licensing costs, prepaid insurance or prepaid packaging design costs.
"Current Liabilities" shall mean the sum of the accounts payable, accrued compensation and other accrued current liabilities of the combined Business Entities, determined, in each case, as of 12:00:01 a.m. Eastern time on the Closing Date in accordance with the Accounting Principles on a combined and consolidated basis (but without duplication); provided, however, that Current Liabilities shall not include Debt, Taxes, Excluded Liabilities, Selling Expenses, Intercompany Payables (other than Continuing Intercompany Payables) or accrued employee benefits.
"Debt" shall mean, with respect to any Person, without duplication, as of the date of determination, all Liabilities of such Person a) for borrowed money, loans or advances (including all obligations for principal, interest, premiums, penalties, fees, expenses, breakage costs and bank overdrafts thereunder), (b) evidenced by any bonds, debentures, notes or other similar instruments or debt securities, (c) in respect of unpaid dividends, (d) secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien on any property or assets owned or acquired by, or equity securities of, such Person, (e) in connection with any off balance sheet financing, including synthetic leases and project financing, or in connection with any conditional sale or title retention agreements, (f) under leases required to be capitalized by GAAP, (g) with respect to interest rate and currency obligations, swaps, collars, caps and similar hedging obligations, (h) for the deferred and unpaid purchase price of property or services, including any "earn‑out" or similar payments payable with respect to acquisitions (contingent or otherwise), any deferred compensation to employees or other service providers and any deferred rent, (i) the excess of any defined benefit pension plan's benefit Liabilities over the current value of such plan's assets determined in accordance with the actuarial assumptions and methods necessary or required to be used on a plan termination or insolvency basis, (j) for accrued and unpaid quarterly and annual bonuses relating to any Pre‑Closing Period (k) for all accrued and unpaid pre‑Closing workers' compensation, medical claim and other casualty Liabilities, (l) for accrued and unpaid employee severance compensation or benefits, (m) for all accrued and unpaid 401(k) Liabilities and accrued profit sharing Liabilities and (n) under any direct or indirect, joint or several, guarantee or commitment provided by such Person in respect of any Debt of others described in the preceding clauses (a) through (m) or by which such Person assures any other Person against Loss.
"Employee Representative Bodies" shall mean any union, works council or other agency or representative body certified or otherwise recognized for the purposes of bargaining collectively on behalf of Business Employees or any representatives of Business Employees elected for the purposes of any notification or consultation in connection with the matters contemplated by this Agreement.
"Employment Agreement" shall mean a Contract of either of the Sellers or any of their respective Affiliates with or addressed to any Business Employee pursuant to which such Seller or such Affiliate(s) has any actual or contingent Liability to provide compensation or benefits in consideration for past, present or future services, including without limitation retention, change of control, expatriate, severance and loan arrangements.
"Environmental Law" shall mean any applicable Law effective as of the Closing Date relating to or which imposes Liability or standards of conduct with respect to (a) pollution or the protection of the environment (including indoor and ambient air, surface water, groundwater, drinking water supply, surface or subsurface land, and sewer systems), (b) occupational health and safety, worker health and safety, or the protection of human health from environmental hazards, or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, recycling, Release or disposal of, Hazardous Materials.
"Excluded Environmental Liabilities" means (a) (i) the matters identified on the table of "Potential Compliance Deficiencies" set forth in the Limited Environmental Compliance Review, 3000 Mount Pleasant Street, Burlington, Iowa, prepared by GaiaTech Incorporated, GaiaTech Project No. 153954.621, dated April 18, 2014; and (ii) the matters identified as either "Not in Compliance," "Not Observed," or "No Plan in Place" in the Compliance Audit Report, 3000 Mount Pleasant Street, Burlington, Iowa, prepared by August Mack Environmental, August Mack Project Number JN1553.243, dated April 1, 2014 (collectively, the "Environmental Compliance Matters"); and (b) those matters specifically described in the paragraphs entitled "Historical Site Use" and "Balzer Property Septic System," "Historical Underground Storage Tanks," and "Staining" in the Executive Summary Section of the Phase I Environmental Site Assessment, 3000 Mount Pleasant Street, Burlington, Iowa, prepared by GaiaTech Incorporated, GaiaTech Project No. 153954.621, dated April 2014 (collectively, the "Site Contamination Matters").
"ERISA" shall mean the Employee Retirement Income Security Act of 1974.
"ERISA Affiliate" shall mean any corporation or trade or business that is or was, at a relevant time, together with the Sellers, treated as a single employer under Section 414 of the Code.
"Exchange Act" shall mean the U.S. Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
"Food Safety Laws" shall mean any applicable Law or Contract relating to or imposing standards of conduct with respect to food safety, industrial hygiene, or the manufacture, production, packaging,

transportation, distribution or sale of food and related products, and including all facility hazard analysis plans and programs relating to food safety.
"Former Business Employee" shall mean an individual who was not a Business Employee as of the Closing but who was formerly employed by either of the Sellers or any of their Affiliates and whose last employment with such Seller(s) or Affiliate(s) primarily consisted of performing services or duties for any of the Business Entities.
"Fundamental Warranties" shall mean all representations and warranties set forth in Section 2.1, Section 2.2, Section 2.3, Section 2.4 (other than those representations and warranties set forth in Section 2.4(b)(ii)), Section 2.11, Section 2.16 and Section 2.24.
"GAAP" shall mean generally accepted accounting principles as provided for in the United States and as in effect at the time the applicable financial statements were prepared, consistently applied.
"General Assignment and Bill of Sale" shall mean the General Assignment and Bill of Sale in the form attached hereto as Exhibit L.
"Governmental Entity" shall mean any court, administrative agency, commission or other governmental authority, body or instrumentality, supranational, national, federal, state, provincial, local, municipal, domestic or foreign government or governmental or regulatory authority or any self‑regulatory authority or arbitral or similar forum of any nature, including any agency, branch, bureau, commission, department, entity, official or political subdivision, whether domestic or foreign.
"Hazardous Materials" shall mean each and every material, waste or other substance (including petroleum and petroleum products, radioactive materials, radiation, noise, odors, mold and microbial agents, asbestos‑containing materials, urea‑formaldehyde foam insulation, and polychlorinated biphenyls), which is defined, determined or identified as hazardous or toxic (or words of similar meaning and effect) under Environmental Laws or for which Liability or standards of conduct may be imposed by, or the release of which is regulated under, any Environmental Law.
"HSR Act" shall mean the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
"Incurred" shall mean, in relation to claims under a Canadian Benefit Plan or a Purchaser Benefit Plan, the date on which the event giving rise to such claim occurred and, in particular: (i) with respect to a death or dismemberment claim, shall be the date of the death or dismemberment; (ii) with respect to a short‑term or long‑term disability claim, shall be the date that the period of short‑term or long‑term disability commenced; (iii) with respect to an extended health care claim, including, without limitation, dental and medical treatments, shall be the date of the treatment; and (iv) with respect to a prescription drug or vision care claim, the date that the prescription was filled.
"Indemnified Taxes" shall mean (a) any Taxes of a member of the Seller Group, (b) any Taxes for which any of the Transferred Entities is liable (including, for the avoidance of doubt, by way of indemnification or reimbursement) (i) under Treasury Regulations Section 1.1502 6 (or any similar Law) by virtue of having been a member of a consolidated, combined, unitary, group or other similar Tax group on or prior to the Closing, (ii) as a transferee or successor of any Person as a result of a transaction or event occurring on or prior the Closing or (iii) pursuant to an agreement entered into prior to the Closing, and (c) any Taxes accrued, incurred or assessed with respect to any Transferred Entity, the Purchased Assets, the Assumed Liabilities or the Business, in each case, with respect to a Pre‑Closing Period.

"Intellectual Property Agreement" shall mean the Intellectual Property in the form attached hereto as Exhibit M.
"Intellectual Property Right" shall mean all of the following in any jurisdiction in the world: (a) trademarks, service marks, trade dress, domain names, applications for trademarks and service marks, together with all goodwill associated with each of the foregoing ("Trademarks"); (b) patents, patent applications, and patent disclosures (including design patents, design rights, utility models and other similar registered rights); (c) copyrights, copyright applications, and copyrightable works; (d) computer software (including but not limited to source code, executable code, binary code, and documentation) and databases; (e) trade secrets, proprietary inventions, know‑how, formulae, recipes, customer lists, processes and procedures; and (f) all other intellectual and proprietary rights.
"Intercompany Receivables" shall mean accounts receivables of any of the Business Entities from any of the S‑L Entities (other than another Business Entity).
"Intercompany Payables" shall mean accounts payables of any of the Business Entities to any of the S‑L Entities (other than another Business Entity).
"IRS" shall mean the United States Internal Revenue Service.
"Law" shall mean any federal, national, supranational, state, provincial, local, municipal, administrative or foreign law (including common law), constitution, treaty, statute, ordinance (including zoning), rule, regulation, judgment, resolution, executive order, code, Order, arbitration award, agency requirement of, or any license or permit issued by, any Governmental Entity.
"Liabilities" shall mean any and all debts, liabilities, claims, demands, expenses, commitments, Losses and obligations, whether primary or secondary, direct or indirect, accrued or fixed, absolute or contingent, known or unknown, matured or unmatured, liquidated or unliquidated, or determined or determinable, including those arising under any Law or Action and those arising under any Contract.
"Liens" shall mean all liens (statutory or otherwise), mortgages, pledges, charges, licenses, security interests, purchase agreements, options, rights‑of‑way, rights of setoff, easements, restrictions on transfer, title defects or other encumbrances.
"Losses" shall mean all losses, costs, charges, expenses, fees (including fees of attorneys, consultants and advisors, obligations, liabilities, settlement payments, awards, judgments, Taxes, fines, penalties, damages, demands, claims, assessments or deficiencies of any kind.
"Material Adverse Effect" shall mean any change, event, development, circumstance, state of facts or effect that, individually or in the aggregate: (a) is, or would reasonably be expected to be, materially adverse to the Business, including the results of operations thereof, excluding any such change, event, development, circumstance, state of facts or effect caused by, or resulting from, (i) changes in the economic, regulatory or political conditions generally in the United States, Canada or any other jurisdiction in which the Business operates, (ii) changes after the date hereof in global or national political conditions, including the outbreak or escalation of war or acts of terrorism, (iii) changes in GAAP, including accounting and financial reporting pronouncements by the SEC or any other securities regulator, (iv) changes in Law, (v) the failure to meet any revenue, earnings or other projections, forecasts or predictions (provided, that this exception shall not prevent or otherwise affect a determination that any changes, events, developments, circumstances, state of facts or effects underlying a failure described in this clause (v) has resulted in, or contributed to, a Material Adverse Effect), (vi) the public announcement or disclosure of the fact that the

Purchaser Group is the prospective acquirer of the Business Entities, (vii) conduct by the Sellers and the Transferred Entities prohibited by Section 4.5 for which the Purchaser Group gave its prior written consent and (viii) taking of any action required by this Agreement or the Transaction Documents, other than the consummation of the transactions contemplated hereby; provided, that, with respect to each of the foregoing clauses (i), (ii), (iii) and (iv), any such change, event, development, circumstance, state of facts or effect shall be taken into account in determining whether a Material Adverse Effect has occurred if they have had, do have or would reasonably be expected to have, individually or in the aggregate, a disproportionate effect on the Business, including the results of operations thereof, relative to other similarly situated businesses and Persons operating in the same industry and in the same jurisdictions as the Business; or (b) prevents or materially delays the ability of the Sellers to carry out their respective obligations under, or to consummate the transactions contemplated by, the Transaction Documents.
"Net Cash" shall mean an amount equal to (a) the amount of Cash as of 12:00:01 a.m. Eastern time on the Closing Date in accordance with the Accounting Principles, minus (b) the amount of Debt of the Business and the combined Business Entities, without duplication, as of 12:00:01 a.m. Eastern time on the Closing Date in accordance with the Accounting Principles.
"Order" shall mean any order, judgment, writ, injunction, stipulation, award or decree of any Governmental Entity.
"Parent Consolidated Income Tax Return" shall mean any and all U.S. federal, state or local income Tax Returns relating to income Taxes of a consolidated, combined, unitary or other similar group that includes the Guarantor or its Affiliates and any one or more of the Transferred Entities.
"Permitted Liens" shall mean the following Liens: (a) Liens for Taxes, assessments or other governmental charges or levies that either (i) are not yet due or payable or (ii) being contested in good faith and, in the case of either clause (i) or (ii) for which an applicable reserve has been made in accordance with U.S. GAAP and is expressly reflected on the Audited Financial Statements; (b) Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and similar Liens imposed by operation of Law arising or incurred in the ordinary course of business securing amounts that are not yet due and payable and for which an applicable reserve has been made and is expressly reflected on the Audited Financial Statements; (c) easements, conditions, covenants, restrictions or other similar matters of record affecting title to Real Property which have not and could not reasonably be expected to materially impair or affect the current use, value or occupancy of any such Real Property, (d) any purchase money lien or lien securing rental payments under currently outstanding capital leases to the extent relating to the assets purchased or leased; (e) zoning ordinances, variances, conditional use permits and similar governmentally established regulations, permits, approvals and conditions, in each case, which are not violated by the current use or occupancy of any Real Property used in connection with the operation of the Business and (f) any Lien arising solely from the acts of the Purchaser Group.
"Person" shall mean any individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.
"Post‑Closing Period‑" shall mean any taxable period (or portion of any Straddle Period) beginning after the Closing Date.
"Pre‑Closing Period‑" shall mean any taxable period (or portion of any Straddle Period) ending on or prior to the Closing Date.

"Premium Cookie Line" shall mean the ovens, lines and other equipment and any other tangible assets and personal property (including maintenance equipment and spare parts) comprising the Premium Cookie Department operated from the facility located at 8600 South Boulevard, Charlotte, North Carolina 28273.
"Qualified Representations" shall mean the representations and warranties set forth in Section 2.5(c) and Section 2.6(a).
"Real Property" shall mean the Owned Real Property and the Leased Real Property.
"Reimbursable Expenses" shall mean, with respect to any Person, all reasonable and documented out‑of‑pocket fees, costs and expenses (including all fees and expenses of counsel and accountants of such Person) incurred by such Person in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated hereby with the Purchaser Group; provided, that notwithstanding the foregoing, Reimbursable Expenses shall not include any fees, costs or expenses of investment bankers or similar financial advisors or any fees, costs or expenses incurred in connection with the preparation of the Audited Financial Statements.
"Related to the Business" shall mean required for, material to, or used in, or arising out of the operation or conduct of, the Business, or held primarily for such use. For the avoidance of doubt, all assets included in "Current Assets" are reflected on the Audited Financial Statements or Unaudited Financial Statements.
"Release" shall mean any spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal, escaping, dumping, migrating or leaching, whether accidental or intentional, into or through the environment, including surface water, soil or groundwater (including the abandonment, burial or discarding of barrels, containers, and other receptacles containing Hazardous Materials), or as defined under Environmental Laws.
"Restricted Party" shall mean the Sellers and each of their respective Affiliates, and their respective successors and assigns.
"SAP Contract" shall mean that certain Software End‑User License Agreement by and between SAP America, Inc. and Lance, Inc., dated December 20, 2001, together with all schedules, exhibits, addenda and appendices thereto, including Appendix 1 Dated December 20, 2001, Appendix 2 dated March 31, 2003, Appendix 3 dated March 31, 2003, and Appendix 4, dated August 19, 2004.
"S‑L Entities‑" shall mean collectively, the Sellers and each of their respective Subsidiaries and Affiliates, or any one of them, or any combination of them, as the subject matter or context may require.
"SEC" shall mean the Securities and Exchange Commission.
"Securities Act" shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
"Seller Disclosure Schedule" shall mean the disclosure schedule dated as of the date hereof and delivered by the Sellers to the Purchaser Group in connection with this Agreement.
"Seller Group" shall mean the Guarantor, the Sellers and their respective Subsidiaries other than the Transferred Entities.

"Selling Expenses" shall mean, without duplication, all costs, fees and expenses incurred or payable by any of the Business Entities in connection with, arising from or relating to the transactions contemplated by this Agreement or any related or alternative transactions, including (a) any fees and expenses of legal counsel, financial advisors, consultants, investment bankers, brokers or accountants and (b) any payments which vest or are otherwise triggered in whole or in part as a result of or relating to the transactions contemplated by this Agreement (including any change‑in‑control, success, retention or similar bonus payments, deferred compensation or long‑term incentive compensation which vest or are payable to any employees of, or other service provider to, any of the Business Entities), in each case, which are unpaid as of 12:00:01 a.m. Eastern time on the Closing Date and for which any of the Purchaser Group, the Transferred Entities or the Business may have any Liability after the Closing or which may give rise to any Lien on any Purchased Shares or the Purchased Assets after the Closing.
"Straddle Period" shall mean any taxable period beginning on or before and ending after the Closing Date.
"Subsidiary" shall mean, with respect to any Person, any corporation, limited liability company, partnership, joint venture, association or other business entity or organization whether incorporated or unincorporated, of which (a) if a corporation, such first Person directly or indirectly owns or controls at least a majority of the total voting power of the securities or other interests entitled by their terms (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees thereof (or others performing similar functions), (b) if a limited liability company, partnership, association, or other business entity or organization (other than a corporation), such first Person is a general partner or managing member thereof or a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such first Person (and for this purpose, a Person or Persons own a majority ownership interest in such a business entity or organization (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity's or organization's gains or losses) or (c) if a joint venture, is a joint venture in which such Person directly or indirectly owns, controls or holds an equity or similar interest.
"Supply Agreement" shall mean the Manufacturing and Supply Agreement in the form attached hereto as Exhibit N.
"Survey" shall mean a survey for Real Property, dated no earlier than the date of this Agreement, prepared by a license surveyor.
"Target Working Capital Amount" shall mean an amount equal to $27,343,000.
"Tax" shall mean any and all taxes and all other charges, fees, duties, contributions, levies, assessments or liabilities in the nature of a tax, including, income, gross receipts, corporation, value‑added, net worth, capital gains, documentary, recapture, alternative or add‑on minimum, recording, excise, real property, personal property, escheat, unclaimed property, sales, use, transfer, withholding, social security, unemployment, worker's compensation, disability, business license, payroll, profits, windfall profits, environmental, capital stock, severance, stamp, occupation, customs duties, franchise, Canada, Quebec and other government pension plan premiums or contributions, the goods and services, harmonized sales taxes and estimated taxes, whether disputed or not, imposed any Governmental Entity, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof.
"Tax Claim" shall mean any claim with respect to Taxes made by any taxing authority or any assessment of any Liability to Tax from which (in either case) a claim for indemnification could reasonably be expected to arise under Article VI.

"Tax Return" shall mean any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any taxing authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
"Territory" shall mean, collectively, the United States and Canada.
"Title Policy" shall mean an ALTA Owner's Title Insurance Policy issued by a reputable title insurer insuring legal title or enforceable leasehold interest, as applicable, in the Real Property.
"Transaction Documents" shall mean this Agreement, the Guaranty, the General Assignment and Bill of Sale, the Intellectual Property Agreement, the Transition Services Agreement, the Supply Agreement, the Business Opportunities Covenants Agreement, the Assignment of Membership Interest, Assignment and Assumption of Lease Agreement and each other Contract, document, instrument or certificate contemplated by this Agreement or to be executed by a Seller, the U.S. Purchaser, Canadian Purchaser or any of their respective Affiliates in connection with the consummation of the transactions contemplated by this Agreement.
"Transition Services Agreement" shall mean the Transition Services Agreement in the form attached hereto as Exhibit O.
"Treasury Regulations" shall mean the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.
"Working Capital" shall mean Current Assets, minus Current Liabilities, without inclusion of any amounts in respect of Taxes and without duplication of any amounts included in Debt, Net Cash or Selling Expenses.
"Working Capital Adjustment" shall mean an amount (which may be positive, negative or zero) equal to (a) if the difference of Working Capital, minus the Target Working Capital Amount is negative, the amount by which such difference exceeds negative $500,000 or, (b) if the difference of Working Capital, minus the Target Working Capital Amount is positive, the amount by which such difference exceeds positive $500,000. For the avoidance of doubt, no current assets or current liabilities of S‑L Snacks NC, LLC, S‑L Snacks GA, LLC or S‑L Snacks OH, LLC shall be included in the calculation of Working Capital.
Section 11.2    Other Definitions. The following terms shall have the meanings defined on the page indicated:

§338 Allocation	51	Alternative Debt Commitment Letter	31
409A Plan	21	Alternative Debt Financing	31
Accounting Principles	68	Alternative Fee Letter	31
Accounts Receivable	68	Antitrust Law	68
Acquisition Proposal	68	Appurtenances	69
Acquisition Transaction	68	Asset Sale	68
Action	68	Asset Seller	6
Affiliate	68	Asset Seller Non-Contingent Assumed Liabilities	69
Agreement	6	Assignment and Assumption of Lease Agreement	69

Assignment of Membership Interest	69	Deferred Asset	43
Assumed Liabilities	8	DELAWARE FEDERAL COURT	63
Audited Financial Statements	14	Employee Representative Bodies	72
Balance Sheet Date	14	Employment Agreement	72
Balzer Property	69	Environmental Compliance Matters	72
Benefit Plan	69	Environmental Law	72
Bond Financing	69	ERISA	72
books and records	69	ERISA Affiliate	72
Business	70	Estimate Closing Statement	10
Business Benefit Plan	70	Exchange Act	72
Business Day	70	Excluded Assets	7
Business Employee	70	Excluded Environmental Liabilities	72
Business Entities	70	Excluded Liabilities	8
Business Intellectual Property Rights	24	Expense Reimbursement Payment	56
Business Opportunities Covenants Agreement	70	Fee Letter	31
Business Permits		Final Adjustment Statement	11
Canadian Benefit Plans	70	Final Purchase Price Allocation	51
Canadian Purchaser	6	Final Purchased Assets Allocation	52
CapGemini Contract	70	Financing Definitive Agreements	39
Cash	70	Food Safety Laws	72
CHOSEN COURTS	63	Former Business Employee	73
Claim Notice	59	Fundamental Warranties	73
Closing	8	GAAP	73
Closing Adjustment	70	General Assignment Bill of Sale	73
Closing Date	8	Governmental Consents	35
Code	70	Governmental Entity	73
Code §338(h)(10) Election	51	Guarantor	6
Company Confidential Information	34	Guaranty	6
Confidential Information	70	Hazardous Materials	73
Confidentiality Agreement	34	Hired Employees	46
Continuing Intercompany Payables	71	HSR Act	73
Continuing Intercompany Receivables	71	Improvements	28
Contract	71	Incurred	73
COURT OF CHANCERY	63	Indemnified Party	58
Covered Party	71	Indemnified Taxes	73
Current Assets	71	Indemnifying Party	58
Current Liabilities	71	Independent Arbiter	11
De Minimis Claim	57	Initial Adjustment Statement	10
Debt	71	Intellectual Property Agreement	74
Debt Commitment Letter	31	Intellectual Property Right	74
Debt Financing	31	Intercompany Payables	74

Intercompany Receivables	74	Registered Business IP	24
IRS	74	Reimbursable Expenses	76
Labor Agreement	19	Related to the Business	76
Law	74	Release	76
Leased Real Property	27	Representatives	41
Leased Real Property Leases	27	Required Information	42
Lenders	31	Resolution Period	11
Liabilities	74	Restricted Party	76
Liens	74	Retained Claims	68
Losses	74	Retained Tax Refunds	7
Material Adverse Effect	74	Review Period	10
Material Contracts	25	Sale	7
Material Customers	29	SAP Contract	76
Material Suppliers	29	SEC	76
Net Cash	75	Securities Act	76
Notice of Disagreement	11	Seller Disclosure Schedule	76
Notice of Objection	52	Seller Group	76
Offered Employees	46	Seller Indemnified Parties	58
Order	75	Seller Tax Contest	50
Outside Date	55	Seller Tax Return	48
Owned Real Property	27	Sellers	6
Parent Consolidated Income Tax Return	75	Selling Expenses	77
Parties	6	Share Sale	7
Permitted Liens	75	Share Seller	6
Person	75	Site Contamination Matters	72
Post-Closing Adjustment	12	S-L Entities	76
Post Closing Period	75	S-L Snacks IA	6
Pre-Closing Period	75	S-L Snacks IA Shares	13
Preliminary Purchase Price Allocation	51	S-L Snacks PB	6
Preliminary Purchased Assets Allocation	52	Straddle Period	77
Premium Cookie Line	76	Subsidiary	77
Purchase Price	8	Supply Agreement	77
Purchased Assets	7	Survey	77
Purchased Assets Valuation	52	Target Working Capital Amount	77
Purchased Shares	7	Tax	77
Purchaser Benefit Plans	47	Tax Claim	77
Purchaser Group	6	Tax Return	78
Purchaser Indemnified Parties	57	Territory	78
Purchaser Tax Indemnitee	48	Third-Party Claim	58
Qualified Representations	76	Threshold	57
Real Property	76	Title Company	45
Real Property Laws	28	Title Policy	78

Trademarks	74	Treasury Regulations	78
Transaction Documents	78	U.S. Purchaser	6
Transfer Taxes	52	Unaudited Financial statements	14
Transferred Employees	46	WARN Act	19
Transferred Entities	6	Working Capital	78
Transition Services Agreement	78	Working Capital Adjustment	78

Section 11.3    Interpretation; Absence of Presumption.
(a)    It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule is or is not material for purposes of this Agreement.
(b)    For the purposes of this Agreement: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms "hereof," "herein," and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular provision of this Agreement, while Article, Section, clauses, paragraph and Exhibit references are to the specified Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified; (iii) the word "including" and words of similar import when used in this Agreement shall mean "including without limitation" unless the context otherwise requires or unless otherwise specified; (iv) the word "or" shall not be exclusive; (v) all pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require; (vi) "knowledge" shall mean, with respect to the Sellers, the actual knowledge of Tyler Cook (but solely with respect to United States matters and not with respect to Canadian matters), Bruce Linkletter (but solely with respect to Canadian matters and not with respect to United States matters), Rick Puckett, Margaret Wicklund, Gregory Flickinger, Mathew Wilken and Randy Chapman and, with respect to any member of the Purchaser Group, shall mean the actual knowledge of Christopher J. Fraleigh and Fredric Kohmann; (vii) "ordinary course of business" shall mean, with respect to any Person, the ordinary course of business of such Person, consistent with past custom and practice and normal day to day operations, including with respect to quantity, frequency and duration; (viii) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; (ix) whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment shall be made or such action shall be taken on or no later than the next succeeding Business Day; (x) any reference to a statute refers to such statute and all rules, regulations and pronouncements made under it, as it or they may have been or may from time to time be amended, re‑enacted or replaced; (xi) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under U.S. GAAP; (xii) all currency is expressed in U.S. dollars unless otherwise denoted; (xiii) solely for purposes of Article II, only information or documentation located and provided in the Merrill DataSite for "Project JIF" as of the close of business on the date that is one (1) Business Day immediately prior to the date hereof shall be deemed "made available" to the Purchaser Group; (xiv) except as otherwise specifically provided in this Agreement, any agreement or instrument defined or referred to herein means such agreement or instrument as from time to time amended, supplemented or modified, including by waiver or consent and all attachments thereto and instruments incorporated therein; and (xv) each representation, warranty and covenant contained herein shall have independent significance.

(c)    This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.
Section 11.4    Headings; Definitions. The section and article headings contained in this Agreement are inserted for convenience of reference only and shall not be deemed to affect the meaning or interpretation of this Agreement. All capitalized terms defined in this Agreement are equally applicable to both the singular and plural forms of such terms.
Section 11.5    Schedules and Exhibits. The Schedules and Exhibits to this Agreement are incorporated into and form an integral part of this Agreement. If an Exhibit is a form of agreement, such agreement, when executed and delivered by the Parties thereto, shall (without affecting the rights or obligations of any Party hereunder in respect of such agreement) constitute a document independent of this Agreement. Information disclosed in any section of the Seller Disclosure Schedule shall be deemed to be disclosed with respect to any representation or warranty in such section of the Seller Disclosure Schedule or any other section of the Seller Disclosure Schedule to the extent its relevance to such representation and warranty in such section of the Seller Disclosure Schedule or such other section of the Seller Disclosure Schedule is reasonably apparent from the text of such disclosure made without review of any referenced material.
* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Purchase and Sale Agreement and affixed their seals as of the date first above written.

Share Seller:

S-L SNACKS NATIONAL, LLC (SEAL)

By:	/s/ Carl E. Lee, Jr.
Name:	Carl E. Lee, Jr.
Its:	President and Chief Executive Officer

Asset Seller:

TAMMING FOODS LTD. (SEAL)

By:	/s/ Carl E. Lee, Jr.
Name:	Carl E. Lee, Jr.
Its:	President and Chief Executive Officer

Signature Page to Purchase and Sale Agreement

US Purchaser:

SHEARER'S FOODS, LLC (SEAL)

By:	/s/ Fredric Kohmann
Name: Its:	Fredric Kohmann Chief Financial Officer

Canadian Purchaser:

SHEARER'S FOODS CANADA, INC. (SEAL)

By:	/s/ Fredric Kohmann
Name: Its:	Fredric Kohmann Chief Financial Officer

Signature Page to Purchase and Sale Agreement

Omitted Schedules*
Exhibits
Exhibit B – Form of Assignment of Membership Interest
Exhibit C – Consents and Approvals
Exhibit D – Form of Deed
Exhibit E – Form of Assignment and Assumption of Lease Agreement
Exhibit F – Form of FIRPTA Certificate
Exhibit G – Rules of Engagement for Independent Arbiter
Exhibit H – S‑L Snacks IA Amended and Restated Operating Agreement
Exhibit I – S‑L Snacks IA Amended and Restated Articles of Organization
Exhibit J – Accounting Principles
Exhibit K – Form of Business Opportunities Covenants Agreement
Exhibit L – Form of General Assignment and Bill of Sale
Exhibit M – Form of Intellectual Property Agreement
Exhibit N – Form of Supply Agreement
Exhibit O – Form of Transition Services Agreement

Annexes
Annex I‑A – Debt Commitment Letter
Annex I‑B – Debt Financing Fee Letter
Annex II‑A – Alternative Debt Commitment Letter
Annex II‑B – Alternative Debt Financing Fee Letter

Schedules

Section 1.3(e) - Excluded Assets
Section 2.1(a) - Organization and Qualification; Subsidiaries
Section 2.4(a) - Consents and Approvals; No Violations
Section 2.4(b) - Consents and Approvals; No Violations
Section 2.5(a) - Financial Statements
Section 2.5(b) - Financial Statements
Section 2.6(b) - Absence of Certain Changes or Events
Section 2.7 - Litigation
Section 2.9 - Permits
Section 2.10(a) - Employee Benefit and Labor Matters
Section 2.10(b) - Employee Benefit and Labor Matters
Section 2.10(c) - Employee Benefit and Labor Matters
Section 2.10(d) - Employee Benefit and Labor Matters
Section 2.10(e) - Employee Benefit and Labor Matters
Section 2.12 - Taxes
Section 2.13 - Environmental Matters
Section 2.14 - Food Matters
Section 2.17 - No Undisclosed Liabilities
Section 2.18 - Intellectual Property
Section 2.19 - Material Contracts
Section 2.20(a) - Real Property

Section 2.20(b) - Real Property
Section 2.20(c) - Real Property
Section 2.21(a) - Customers and Suppliers
Section 2.21(b) - Trade Allowances and Promotions
Section 2.22 - Affiliate Transactions
Section 2.23 - Insurance
Section 4.3(b) - Efforts
Section 4.5 - Conduct of Business
Section 4.8 - Intercompany Accounts
Section 5.1 - Asset Seller Business Employees
Section 11.1 - Business Employees - Data as of 5/1/14

*The listed Exhibits, Annexes and Schedules have been omitted from this Exhibit 2.1 to Form 8-K pursuant to Item 601(b)(2) of Regulation S-K. Snyder's-Lance, Inc. hereby undertakes to furnish supplementally copies of any of the omitted Exhibits, Annexes or Schedules upon request by the SEC.

Exhibit A
GUARANTY
May 6, 2014
Notwithstanding anything to the contrary in that certain Purchase and Sale Agreement, dated as of the date hereof (the "Agreement"), by and among S‑L Snacks National, LLC, a North Carolina limited liability company ("Share Seller"), Tamming Foods Ltd., an Ontario corporation ("Asset Seller" and, collectively with Share Seller, the "Sellers"), Shearer's Foods, LLC, an Ohio limited liability company ("U.S. Purchaser"), Shearer's Foods Canada, Inc., a British Columbia corporation ("Canadian Purchaser" and, collectively with U.S. Purchaser, the "Purchaser Group"), in consideration of the Purchaser Group's execution and delivery of the Agreement and its agreement to perform the transactions contemplated thereby, and as a material inducement to such execution, delivery and performance, the undersigned hereby guarantees any payments and other obligations owed by either of the Sellers to the Purchaser Group pursuant to any of the Transaction Documents (as such term is defined in the Agreement). The obligations of the undersigned are absolute and unconditional, irrespective of any circumstance which might otherwise constitute a legal or equitable discharge of a surety or guarantor. No amendment, modification or waiver of any terms or conditions of the Agreement, no extension in whole or in part of the time for the performance by the Purchaser Group of any of its obligations under the Agreement, and no settlement, compromise, release or impairment of, or exercise or failure to exercise any claim, right or remedy of any kind or nature in connection with the Agreement, shall affect, impair or discharge, in whole or in part, the liability of the undersigned for the foregoing guaranty. The liability of the undersigned shall be direct and not conditional or contingent on the pursuit of remedies against the Sellers and the Purchaser Group may at its option proceed in the first instance against the undersigned to collect any amount owed hereunder without first proceeding against the Sellers. The guaranty of the undersigned shall be a continuing guaranty, and the above consent and waiver of the undersigned shall remain in full force and effect until the obligations of the Sellers under the Agreement are discharged and paid in full. The undersigned hereby jointly and severally represents and warrants to the Purchaser Group that (i) it is a corporation duly formed and validly existing under the laws of North Carolina, with full corporate power and authority to execute and deliver this Guaranty and to perform its obligations hereunder, (ii) the execution, delivery and performance of this Guaranty by it has been duly and validly authorized by all requisite corporate action and no other corporate proceedings are necessary to authorize the execution, delivery or performance of this Guaranty, (ii) this Guaranty constitutes a valid and binding obligation of the undersigned, enforceable against it in accordance with its terms, (iv) the execution, delivery and performance of this Guaranty by the undersigned shall not breach or violate its organizational documents, any Law to which it is subject, any agreement to which it is a party, any license or permit applicable to it, or any order, writ, injunction or decree to which it is subject and (v) the undersigned is solvent and has the financial capacity to pay and perform its obligations under this Guaranty. The provisions of Article X and Section 11.3(c) of the Agreement shall apply to this Guaranty mutatis mutandis.
* * * * *

IN WITNESS WHEREOF, the undersigned has executed this Guaranty and affixed its seal as of the date first above written.

SNYDER'S-LANCE, INC. (SEAL)

By:	/s/ Carl E. Lee, Jr.
Name:	Carl E. Lee, Jr.
Its:	President & CEO

Signature Page to Guaranty